As filed with the Securities and Exchange Commission--subject to change.

                                                REGISTRATION NO. 33-58191

                        SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                         Pre-Effective Amendment No. 3

                                       To

                                    Form S-2
                             REGISTRATION STATEMENT
                                    Under the
                             SECURITIES ACT OF 1933

                            Ace Hardware Corporation
            (Exact Name of Registrant as Specified in its Charter)
                                   Delaware
                           (State of Incorporation)
                                  36-0700810
                     (I.R.S. Employer Identification No.)

                             2200 Kensington Court
                           Oak Brook, Illinois 60521
                                (708) 990-6600
   (Address and telephone number of registrant's principal executive offices)

                                David W. League
                       Vice President, General Counsel
                           Ace Hardware Corporation
                             2200 Kensington Court
                           Oak Brook, Illinois 60521
                                 (708) 990-6600
            (Name, address and telephone number of agent for service)

       Approximate date of commencement of proposed sale to the public:
   As soon as practicable after the effective date of this Pre-Effective
                  Amendment to the Registration Statement.
       If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under
           the Securities Act of 1933, check the following box.   X

   If the registrant elects to deliver its latest annual report to security-
             holders, or a complete and legible facsimile thereof,
               pursuant to Item 11(a)(1) of this form, check the
                               following box.


                           ACE HARDWARE CORPORATION


        Cross Reference Sheet Pursuant to Item 501(b) of Regulation S-K

            Between Items in Part I of Form S-2 and the Prospectus


       Item Number and Caption                     Heading in Prospectus

  1. Forepart of the Registration Statement and
        Outside Front Cover Page of Prospectus    Outside Front Cover Page
  2. Inside Front and Outside Back Cover Pages
        of Prospectus                             Inside Front and Outside
                                                     Back Cover Pages
  3. Summary Information, Risk Factors and
        Ratio of Earnings to Fixed Charges        Factors To Be Considered;
                                                     Summary
  4. Use of Proceeds                              Use of Proceeds
  5. Determination of Offering Price              Not Applicable
  6. Dilution                                     Not Applicable
  7. Selling Security Holders                     Not Applicable
  8. Plan of Distribution                         Distribution Plan and
                                                     Offering Terms
  9. Description of Securities to be Registered   Outside Front Cover Page;
                                                     Description of Capital
                                                     Stock
 10. Interests of Named Experts and Counsel       Opinions of Experts
 11. Information with Respect to the Registrant   The Company's Business;
                                                  Properties;  Index to
                                                  Financial Statements;
                                                  Selected Financial Data;
                                                  Management's Discussion and
                                                  Analysis of Financial
                                                  Condition and Results of
                                                  Operations; Management.
 12. Incorporation of Certain Information
        by Reference                              Documents Incorporated by
                                                     Reference
 13. Disclosure of Commission Position on
        Indemnification for Securities Act
        Liabilities                               Indemnification Obligations
                                                     of Company and S.E.C.
                                                     Position on Securities
                                                     Act Indemnification








PROSPECTUS
                            ACE HARDWARE CORPORATION
                             2200 Kensington Court
                           Oak Brook, Illinois 60521
                                (708) 990-6600

            2,126 Shares Class A (Voting) Stock, $1,000 par value
           92,750 Shares Class C (Non-Voting) Stock, $100 par value

    Class A Stock is offered only in combination with Class C Stock to retailers of hardware and related or similar merchandise in connection with their initial business outlets that become members of the Company. Class C Stock is also offered separately to such retailers in connection with each additional business outlet that becomes a member of the Company.

              (See "Distribution Plan and Offering Terms" herein)

      There is no existing market for the Capital Stock offered hereunder, and there is no expectation that any market will develop.


        THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
      SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED
            UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



                                                Underwriting
                                 Price to       Discounts and    Proceeds to
                                  Public       Commissions (5)     Company


   Class A Stock
      Per share(1)(2)          $    1,000            None         $    1,000
      Total                    $2,126,000            None         $2,126,000

   Class C Stock
      Per Share(1)(3)(4)(6)    $      100            None         $      100
      Total                    $9,275,000            None         $9,275,000




 (1) The shares are offered in a unit of $5,000 to each retail dealer, with 1 share of Class A Stock being included only in the unit offered to dealers having no retail business outlet that is already a member of the Company.

 (2) 1 share (with 40 shares of Class C Stock) to each retail dealer in connection with such dealer's first retail business outlet which becomes a member of the Company.

 (3) 40 shares (with 1 share of Class A Stock) to each retail dealer for such dealer's first member outlet.

 (4) 50 shares to each member dealer for each of such dealer's retail business outlets, over and above the first such outlet, which become a member of the Company.

 (5) There will be no underwriters. The subject stock will be offered for sale directly by the Company. Applicants for new memberships are charged $400 to defray estimated costs of processing their membership applications. Assuming the sale of all of the stock offered hereunder, and before deduction of approximately $28,000 estimated expenses in connection with this offering, the total proceeds will be as shown above.

 (6) All of the shares of Class C Stock included in this offering have been reserved for sale for cash but, unless the purchaser elects to prepay the purchase price, such price is to be paid in bi-weekly installments. However, the Company also intends to issue additional authorized shares of Class C Stock each year to its member dealers as a part of patronage dividends with respect to business done with dealers in 1994 and subsequent years.

    This offering is exempt from the registration provisions of the New York Franchise/Disclosure Statute. The Company's agent for service of process in connection with the offering pursuant to such exemption is C T Corporation, 1633 Broadway, New York, New York 10019. See back cover page regarding revocation rights of Florida purchasers.

  REFERENCE IS MADE TO FACTORS TO BE CONSIDERED ON PAGE 2 OF THIS PROSPECTUS.
   This is a continuous offering terminating not later than April 30, 1996.


                 The date of this Prospectus is          ,1995



                             AVAILABLE INFORMATION

   The Company is subject to the informational requirements of Section 15(d) of the Securities Exchange Act of 1934. Accordingly, it files annual and quarterly reports and other information with the Securities and Exchange Commission. Such reports and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 5th Street, N.W., Judiciary Plaza, Washington, D. C. 20549, and copies of such material can be obtained from the Public Reference Section of the Commission, Washington, D. C. 20549 at prescribed rates. The material can also be inspected and copied at the following Regional Offices of the Commission:
219 South Dearborn Street, Room 1204, Chicago, Illinois 60604; 26 Federal Plaza, Room 1028, New York, New York 10278; and 5757 Wilshire Boulevard, Suite 500 East, Los Angeles, California 90036.


                          REPORTS TO SECURITY HOLDERS

   Within a reasonable time following the end of each calendar year, the Company furnishes to its stockholders an annual report containing financial information that has been examined and reported upon, with an opinion expressed by, a certified public accounting firm.


                      DOCUMENTS INCORPORATED BY REFERENCE

   The Company's Annual Report on Form 10-K for the year ended December 31, 1994 filed pursuant to Section 15(d) of the Exchange Act is incorporated herein by reference. The Company will provide without charge to each person to whom a Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the documents incorporated by reference in the Registration Statement (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the documents that the Registration Statement incorporates). Requests for such copies should be directed to David League, Vice President, General Counsel and Secretary, Ace Hardware Corporation, 2200 Kensington Court, Oak Brook, Illinois 60521,
(708) 990-6600.


                           FACTORS TO BE CONSIDERED

Limitations on Value and Marketability of Stock

   Although Ace Hardware Corporation ("the Company") is obligated to pay patronage dividends to its stockholders in proportion to the respective purchases of merchandise made by them from the Company, the payment of dividends on shares of the Company's capital stock is prohibited and transfer of the shares is limited so that no trading market for them exists. The shares can be sold only to another retail hardware dealer whom the Company has approved as a member for the retail outlet for which the shares were purchased or to the Company which must repurchase the shares if said retail outlet closes down or if its Company membership is otherwise terminated. (See the heading "Description of Capital Stock".) However, no amounts to fund repurchase of shares by the Company are expressly set aside for such purpose and repurchases can be made only as permitted under the General Corporation Law of Delaware. (See the heading "Summary," subheading "Repurchase of Shares by Company".) Accordingly, except for the voting rights attached to the Class A Stock, the stock has value to a purchaser thereof only in the event of the liquidation of the Company or upon termination of the Company membership for the retail outlet for which the stock has been purchased.


Income Tax Liability Incidental to Patronage Dividends

   A purchaser of shares will be required to report as gross income for federal income tax purposes the total amount of patronage dividends distributed by the Company to such purchaser, including shares of Class C Stock and patronage refund certificates distributed in the form of written notices of allocation at their stated dollar amounts. Patronage refund certificates are non-negotiable having a maturity date and bearing interest

                                    2


at an annual rate to be determined by the Board of Directors prior to issuance. Although a minimum of 20% of each recipient's total annual patronage dividends is required to be paid in cash in all cases except those in which the cash portion has been applied against indebtedness owed to the Company by a stockholder whose Company membership has terminated and who has not requested payment of such 20% minimum portion in cash, the cash portion may be insufficient, depending upon the income tax bracket of each recipient, to provide funds for the full payment of the federal income tax liability incurred by the recipient with respect to such patronage dividends. (See the heading "The Company's Business", subheading "Federal Income Tax Treatment of Patronage Dividends".)


Sale of All Shares Offered Not Assured

   Since the shares offered hereby are available for purchase only by retailers of hardware and related merchandise with respect to particular retail outlets for which a Company membership is approved, it is not certain that all of the shares offered will be sold.


Company's First Lien Rights on Shares

   The shares held by any purchaser, including any shares of Class C Stock distributed as patronage dividends, will be subject to a first lien in favor of the Company for the amount of any indebtedness payable to the Company by such holder. (See the heading "Description of Capital Stock", subheading "Other Restrictions and Rights".) Any patronage refund certificates which are distributed as patronage dividends will also be subject to a similar first lien. (See the heading "The Company's Business", subheading "Forms of Patronage Dividend Distributions".)


Full Payment Required for Issuance of Shares

   Unless a purchaser of shares chooses to prepay the purchase price of the shares, the purchase price is to be paid by charges added to the purchaser's bi-weekly billing statements from the Company for merchandise and services. A purchaser will receive a certificate for each class of stock included in his subscription for shares only upon the completion of payment of the purchase price for the share or shares of that class. (See the heading "Distribution Plan and Offering Terms".)


By-law Provisions Constitute a Legal Contract with the Company

   It is provided in Article XXVI of the By-laws of the Company that said By-laws shall constitute a legal contract between the Company and its stockholders. A copy of the By-laws of the Company, as amended as of September 20, 1994, is attached to this Prospectus as Appendix A. Those By-law provisions having special significance with respect to the operations of the Company include Sections 5 through 12 of Article XVI which set forth limitations on the transfer of the Company's stock and the circumstances under which shares thereof will be repurchased by the Company;) Article XXIV entitled "Members' Patronage Dividends"; and Article XXV dealing with the membership rights and obligations of the Company's dealers.


Documents Accompanying Prospectus

   The Company's most recent annual report to security holders and Company's current standard form of Membership Agreement accompany this Prospectus. (See the heading "The Company's Business," subheading "Membership Agreement.")


                                   SUMMARY

The Company and Its Business

   The mailing address and telephone number of the Company's principal executive offices are: 2200 Kensington Court, Oak Brook, Illinois 60521,
(708) 990-6600.

                                    3


   The Company is a wholesaler of hardware and related products, and manufactures paint products. Sales of such products are made almost exclusively to retail hardware dealers having Membership Agreements with the Company entitling them to purchase merchandise and services from it and to use the Company's marks as provided in the Membership Agreement. (See the heading "The Company's Business," subheading "Membership Agreement.") Also see further description under "The Company's Business" for a discussion of member operational requirements and material requirements on purchases of the Company's securities. The number of retail business outlets for which Membership Agreements have been executed as of December 31, 1994 were 4,940. (See the heading "The Company's Business.")



Basic Distinctions Between Classes of Stock

   The issued and outstanding shares of capital stock of the Company are divided into three classes. Class A Stock is the only class of stock having voting rights with respect to the election of directors and most other matters. Class B Stock had been offered to retail dealers with respect to each business outlet owned or controlled by them for which a membership was granted by the Company on or before February 20, 1974, but the offering of Class B Stock terminated on March 31, 1979 and no shares of such stock are being offered by this Prospectus.

   The Board of Directors has authority to redeem the whole or any part of the outstanding shares of Class B Stock, or the whole or any part of the outstanding shares of Class C Stock which have been issued to the Company's member dealers in partial payment of their patronage dividend distributions from the Company. In the event of the Company's liquidation, the outstanding shares of Class B Stock and Class C Stock have priority over the outstanding shares of Class A Stock in the distribution of the Company's net assets to the extent of an amount equal to the total amount which the Company would have been required to pay to purchase or redeem all of its outstanding shares of Class B Stock and Class C Stock. If the net assets of the Company exceed the total amount which the Company would have been required to pay for such purpose, such excess is to be distributed in equal portions to each holder of an outstanding share of Class A Stock up to an amount equal to the par value of the Class A Stock.

   Any net assets still remaining are to be distributed among the holders of all three classes of issued and outstanding stock of the Company. Each share of Class A Stock will participate in such distribution in the proportion which the par value of such share bears to the sum of the total par value of the outstanding shares of Class A Stock and the total amount which the Company would have been required to pay to purchase or redeem all of its outstanding shares of Class B Stock and Class C Stock. Each share of Class B Stock and Class C Stock will participate in such distribution in the proportion which the then applicable purchase or redemption prices thereof bear to the aforementioned sum. (See the heading "Description of Capital Stock", subheadings "Voting Rights","Liquidation Rights", and "Redemption Provisions.")

   By virtue of express prohibitions contained in the Company's Certificate of Incorporation and Bylaws, no dividends can be declared on any of the shares of any class of stock of the Company. (See the heading "Description of Capital Stock", subheading "Dividend Rights.")


Basic Features of Offering

   The shares of the Company's stock being offered hereby are offered only to approved retail and other dealers in hardware and related products who submit applications for Ace Hardware Corporation memberships. The offering price for each share of Class A Stock is $1,000 and the offering price for each share of Class C Stock is $100.

   The offering enables dealers in hardware or similar merchandise to obtain membership in the Company. Membership entitles a dealer to use the Company's marks as provided in the Membership Agreement, to purchase merchandise from the Company under the various sales classes and programs described under the

                                    4


heading "The Company's Business," and also to receive patronage dividends based upon the dealer's purchases from the Company.

   A dealer who applies for an initial Company membership must subscribe for a combination of 1 share of Class A Stock plus 40 shares of Class C Stock. If a membership is applied for with respect to an additional outlet owned or controlled by the same dealer, the dealer must subscribe for 50 shares of Class C Stock for such outlet. Any application for a membership must be accompanied by a $400 payment constituting a handling charge to defray the estimated cost of processing such application.

   The shares subscribed for by a dealer are to be paid for by means of charges to be added to the biweekly billing statements of the Company for merchandise and services purchased from it by its dealers. The dealer shall also have the right at any time to make prepayments on account of the purchase price. For a detailed explanation of the offering reference is made to the information set forth under the heading "Distribution Plan and Offering Terms".


Repurchase of Shares by Company

   Upon termination of the Ace Hardware Corporation membership for any retail business outlet, all of the shares with respect to such outlet held by the dealer must be sold back to the Company, unless the shares are to be transferred to another party whom the Company agrees to accept as a member dealer with regard to such outlet. In any repurchase of its shares, the Company must pay a price equal to the $1,000 par value for Class A Stock, a price which cannot be less than twice the $1,000 par value for Class B Stock, and a price which cannot be less than the $100 par value for Class C Stock. (See the heading "Description of Capital Stock", subheading "Other Restrictions and Rights", paragraph (g).) A portion of the repurchase price to be paid by the Company will be paid by means of an interest-bearing 4-year installment note if the dealer's membership with the Company terminates in either of two basic types of situations. Reference is made to the heading "Description of Capital Stock", subheading "Other Restrictions and Rights", paragraph (h), of this Prospectus and to Section 12 of Article XVI of the By-laws, set forth in Appendix A of this Prospectus, for further details concerning the situations in which part of such repurchase price will be paid by means of an installment note and the terms and conditions which will be applicable to such notes.

   As of December 31, 1994 the number of outstanding shares of the Company's stock is Class A stock - 3,924 shares, Class B stock - 3,248 shares and Class C stock - 1,646,656 shares. As of the completion of this offering, assuming that all Class A stock is sold, the number of outstanding shares of the Company's stock will be Class A stock - 6,027 shares, Class B stock - 3,212 shares and Class C stock - 1,724,670 shares.

   Under the applicable provisions of the General Corporation Law of Delaware, however, the Company would be prohibited from repurchasing any of its shares at any time when its assets are less than the amount represented by the aggregate outstanding shares of its capital stock or would be reduced below said amount as a result of a repurchase of its shares.

   The number of shares of stock repurchased by the Company and the price per share paid by it during each of the past three calendar years were as follows:

                                                          Class of Stock
                                            A                         B                          C
                                    No. of    Purchase        No. of    Purchase        No. of     Purchase       Aggregate
                                    Shares      Price         Shares      Price         Shares      Price            Cost
Year ended December 31, 1994         240       $1,000          168       $2,000         77,013       $100        $8,277,300
Year ended December 31, 1993         271       $1,000          164       $2,000         72,359       $100        $7,834,900
Year ended December 31, 1992         329       $1,000          152       $2,000         72,600       $100        $7,893,000



                                    5



Patronage Dividends and Income Tax Treatment Thereof

   The Company operates on a cooperative basis with respect to purchases of merchandise made from it by its member dealers who are either the owners of shares of its capital stock or who are subscribers for shares which are being paid for by charges added to the Company's bi-weekly billing statements for merchandise purchased from it, and makes annual distributions of patronage dividends to such dealers in proportion to the amount of purchases made by each of them during the year. Reference is made to the table under the heading "The Company's Business," subheading "Distribution of Patronage Dividends" for information as to the percentages of sales of merchandise made by the Company during the years 1992 through 1994 which were distributed as patronage dividends. Under the Company's patronage dividend plan which is currently in effect, a portion of such patronage dividends (which can never be less than 20% nor more than 45% of the total annual patronage dividends distributed to each eligible and qualifying dealer) will be paid in cash, except that the portion of any patronage dividends which would otherwise have been paid in cash to a dealer whose membership with the Company has terminated will instead be applied against any indebtedness owing by such dealer to the Company to the extent of such indebtedness unless a timely request for the payment of the minimum 20% cash portion thereof is submitted to the Company by the dealer. The entire remaining portion will be paid in the form of shares of Class C Stock of the Company or non-negotiable patronage refund certificates, or in a combination of Class C shares and such patronage refund certificates. Those dealers whose volume of purchases entitles them to larger total annual patronage dividend distributions will receive larger percentages of their patronage dividends in cash. (See the heading "The Company's Business", subheadings "Distribution of Patronage Dividends", "Patronage
Dividend Determinations and Allocations", and "Forms of Patronage Dividend Distributions.") The amount of patronage dividends allocated over the past five fiscal years is set forth in Note (C) to Selected Financial Data.

   The cash payments and the stated dollar amounts of shares of the Company's Class C Stock and of any patronage refund certificates which are distributed by the Company as a part of patronage dividends must all be taken into the gross income of each of the recipients thereof for federal income tax purposes in the taxable years in which they are received. (See the heading "The Company's Business", subheading "Federal Income Tax Treatment of Patronage Dividends.")

   In the case of member dealers whose places of business are located in foreign countries or Puerto Rico (except for unincorporated Puerto Rico dealers owned by individuals having U.S. citizenship) who are subject to the special 30% U.S. income tax imposed on nonresident alien individuals and foreign corporations (not including certain Guam, American Samoa, Northern Mariana Islands, or U.S. Virgin Islands corporations) receiving fixed or determinable annual income from sources within the United States, the minimum portion of the annual patronage dividends to be distributed in cash is 30%, and that amount will be withheld by the Company for payment of the U.S. income tax imposed on such dealers. (See the heading "The Company's Business", subheadings "Forms of Patronage Dividend Distributions", and "Federal Income Tax Treatment of Patronage Dividends.")


                                USE OF PROCEEDS

   The proceeds to be received from the shares of stock of the Company offered hereby will be used by the Company primarily for general working capital purposes (including the purchase of merchandise to be resold by the Company to its member dealers and the maintenance of adequate inventories of such merchandise) and also for capital expenditures as required in order to serve the retail business outlets having Membership Agreements with the Company. The Company has no current specific plan for the proceeds or a significant portion thereof. The Company has no plan if less than all shares offered are sold, as the principal reason for the offering is to enable the Company to accept new dealer outlets in accordance with the Company's By-laws. See the heading "The Company's Business," subheadings "Patronage Dividend Determinations and Allocations" and "Forms of Patronage Dividend Distributions", for a description of the method by which the Company will obtain most of the balance of its operating capital. (See the heading "Factors to be Considered," subheading "Sale of All Shares Offered Not Assured.")


                                    6


                     DISTRIBUTION PLAN AND OFFERING TERMS

Offering Made Through Company Officers

   Sales of each class of stock offered by the Company are made by the officers of the Company to dealers whose applications for Ace memberships have been accepted by the Company. The Company also employs approximately 163 field sales personnel including retail consultants, management and retail development personnel whose duties include initial contact with potential new retail dealer outlets and promotion of the Company's business and the dealer services offered by it. The field sales personnel, however, do not and are not empowered to accept new dealer outlets on behalf of the Company, nor are they authorized to make sales of any shares of the stock offered by the Company. Also, no commission, bonus or other separate compensation is to be paid to any officer, field sales personnel, or other employee of the Company in connection with the sale of its stock.


Limitation of Offering to Applicants for Ace Dealer Memberships

   The offering of the Company's stock being made by this Prospectus is limited to dealers in hardware or similar merchandise who submit membership applications to the Company with respect to designated retail outlets which are accepted by the Company. In connection with each such application with respect to any retail outlet owned or controlled by a dealer, there must be submitted to the Company:


      1. A membership agreement executed by the applicant in the form submitted by the Company. On a case by case basis, the membership agreement may be modified to meet certain requirements, such as state laws or to assist the dealer in obtaining financing;


      2. A check in the sum of $400 in payment of a processing charge which is imposed to defray the estimated cost of processing the application; and

      3. An executed Subscription Agreement for the purchase of shares of the Company's stock.


Offering Price and Terms of Payment

   Each retail dealer who applies for Ace membership privileges with respect to any retail business outlet must subscribe for shares of the Company's stock having a total purchase price of $5,000. In the case of a dealer who does not already have a Membership Agreement with the Company with respect to any retail outlet, the shares to be subscribed for on behalf of such dealer's first retail outlet will include 1 share of Class A Voting Stock at a price of $1,000 per share plus 40 shares of Class C Non-voting Stock at a price of $100 per share. The shares of stock to be subscribed for by a dealer on behalf of each additional retail outlet owned or controlled by the same dealer will consist entirely of 50 shares of Class C Non-voting Stock at a price of $100 per share.

   Unless the right of prepayment described below is exercised, the entire purchase price of all shares of stock of the Company subscribed for by a dealer for any retail business outlet owned or controlled by such dealer shall be paid by means of a stock subscription payment charge to be added to such outlet's bi-weekly billing statement from the Company in the amount of $40 or in an amount equal to 2% of the purchase price of the merchandise and services purchased by such outlet from the Company during each bi-weekly period (if such percentage amount is greater than $40). Such charge shall be continued until the full purchase price for all shares of the stock of the Company subscribed for with respect to such outlet has been paid. Upon the acceptance by the Company of the Membership Agreement and the Stock Subscription Agreement executed by a dealer for a prospective member outlet, such outlet will be entitled to participate in the patronage dividend distributions made by the Company even though the full purchase price for the shares of stock subscribed for has not yet been paid.


                                    7



Right of Prepayment

   All dealers subscribing for shares of any class of stock of the Company shall also have the right at any time to pay all or any portion of the then unpaid balance of the purchase price payable by them for the shares of any class of the stock of the Company subscribed for by them with respect to any member business outlet. However, no interest or other finance charge shall accrue upon or be added to the unpaid balance so long as all payments are made when the same are due in accordance with the terms described above.


Time of Issuance of Stock Certificates

   Immediately upon the completion of the payment by a dealer of the full purchase price of $1,000 for the 1 share of Class A Voting Stock of the Company subscribed for by such dealer, a certificate for such share will be issued to him. In the case of a dealer whose subscription for shares includes 1 share of Class A Stock, all payments made by him under his Stock Subscription Agreement will be applied first toward the $1,000 purchase price for such Class A Stock. No dealer shall have any voting rights until such share of Class A Voting Stock has been issued to him. Certificates for the shares of Class C Stock of the Company subscribed for by a dealer with respect to any member business outlet owned or controlled by such dealer will be issued to him only upon the completion of the payment by him of the full purchase price of all of the Class C shares subscribed for by him with respect to such outlet.

   If any store or other business outlet with respect to which a dealer has subscribed for shares of stock of the Company ceases to be a member business outlet of the Company before such shares have been issued and paid for in full, the amount paid in by such dealer on account of the purchase price of such shares will thereupon be refunded to him.


Termination of Membership Upon Transfer or Repurchase of Shares

   Unless the Company expressly consents at such time to the continuation of such membership, the Ace Hardware Membership Agreement for any store or other business outlet shall automatically be deemed to have terminated as of the time when any of the shares of capital stock of the Company owned for such outlet by a dealer (regardless of whether the shares were purchased by the dealer or were received by him as patronage dividends) are transferred by him to another eligible holder or are purchased from him by the Company.


Federal Income Tax Status of Class A and Class C Shares (See the Heading "Opinions of Experts").

   If the Ace Hardware Corporation membership for a particular business outlet owned by a dealer who has only one member outlet is terminated, or if the memberships for all of a dealer's business outlets having memberships with the Company are terminated, and the shares of the Company's stock owned by such dealer are then repurchased by the Company, such dealer's 1 share of Class A Stock would be included among the shares so repurchased. Since the Class A Stock can never be repurchased by the Company at a price other than the $1,000 par value, no taxable income would be realized by a dealer upon the Company's repurchase of his share of Class A Stock.

   Upon the purchase by the Company of shares of Class C Stock previously sold or distributed to a dealer, taxable income would be realized by such dealer under the present provisions of the U.S. Internal Revenue Code to the extent that the price to be paid by the Company for such shares is established by the Board of Directors at some time in the future at a figure in excess of the $100 par value offering price of the shares. Unless the dealer whose shares of Class C Stock are purchased by the Company still owns shares of the Company's stock in connection with one or more other outlets that are members of the Company, the taxable income realized by such dealer at the time of the Company's purchase of Class C shares from him would probably qualify for capital gain treatment. In the case of a dealer who continues to own shares of the Company's stock for one or more other member outlets after his shares with respect to a member outlet have been purchased or redeemed by the Company, the entire amount paid to such dealer for the shares purchased by the Company might be treated under applicable provisions of the Internal Revenue Code as a distribution essentially equivalent to a dividend which would be taxable to the dealer as ordinary income. In such case the income tax basis of the shares of the Company's stock still held by such dealer would be increased by an amount equal to the original basis of the shares purchased from him by the Company.

                                    8

   The provisions of Section 483 of the U.S. Internal Revenue Code may be applicable to sales of the Company's stock to dealers who make payment for said shares in periodic installments extending more than 1 year after the date of the sale. In any such case, all payments which are due to be made by a dealer more than 6 months after the date of the sale may be deemed to include "unstated interest" which would be tax deductible by the dealer, but would also reduce the cost basis of his shares.

   "Unstated interest" constituting taxable income may be imputed under
Section 483 of the U.S. Internal Revenue Code to a dealer whose Company membership is terminated and who receives a 4-year installment note (See the heading "Description of Capital Stock," subheading "Other Restrictions and Rights," subparagraph (h)) in partial payment of the repurchase price of his Company stock if the sum of the total payments to be made to the dealer by the Company with respect to such repurchase exceeds the sum of the present values of such payments and the present values of any interest payments due under the note. For this purpose, the present value of a payment is to be determined by using a discount rate equal to the applicable Federal rate in effect as of the date of the note, compounded semi-annually.


                         DESCRIPTION OF CAPITAL STOCK

Dividend Rights

   The Company's Certificate of Incorporation and By-laws prohibit the declaration of dividends on any of the shares of any class of stock of the Company. However, the Company may distribute shares of its Class C Stock as a part of the annual patronage dividends to be paid to its eligible and qualifying dealers. (See the heading "The Company's Business," subheading "Forms of Patronage Dividend Distributions," as well as Note 5 to Financial Statements, and Note (B) to "Selected Financial Data.")


Voting Rights

   All rights to vote and all voting powers are vested solely in the Class A Stock, provided, however, that holders of shares of $1,000 par value Class B Stock and shares of $100 par value Class C Stock shall be entitled to vote separately as a class upon any proposed amendment to the Company's Certificate of Incorporation which would increase or decrease the number of authorized shares of such class, increase or decrease the par value of the shares of such class, or alter or change the power, preferences or special rights of the shares of such class so as to affect them adversely. Each holder of any class of stock having the right to vote at any meeting of the stockholders of the Company shall be entitled to one vote for every share of such stock standing in the name of such holder on the books of the Company. Cumulative voting of shares with respect to the election of directors or otherwise is expressly prohibited.


Liquidation Rights

   In the event of any liquidation or winding up of the affairs of the Company, whether voluntary or involuntary, the net assets of the Company shall be distributed among the holders of all classes of issued and outstanding stock of the Company. In such event, there shall first be distributed to the holders of outstanding shares of Class B Stock and Class C Stock amounts equal to the total amounts which the Company would have been required to pay to them to purchase or redeem all of their outstanding shares of such stock in accordance with the purchase or redemption prices for said shares as last determined by the Board of Directors, but if the net assets


                                    9


are insufficient to pay such amounts to the holders of said shares, each outstanding share of Class B Stock and each outstanding share of Class C
Stock shall share in the distribution of the Company's net assets in the proportion which its purchase or redemption price bears to such total amount. (See the subheading "Redemption Provisions" below). If the net assets exceed said total amount, the excess is to be distributed in equal portions to each holder of an outstanding share of Class A Stock, but the amount so distributed to each holder of a share of Class A Stock cannot exceed such share's $1,000 par value. Any net assets still remaining are to be distributed among the holders of all classes of issued and outstanding shares of stock of the Company pursuant to the following procedure:

      (a) there shall first be determined the sum of the total $1,000 par value of all of the outstanding shares of Class A Stock and the total amount which the Company would have been required to pay to purchase or redeem all of its outstanding shares of Class B Stock and Class C Stock in accordance with the purchase or redemption price thereof last determined by the Board of Directors;

      (b) each outstanding share of Class A Stock shall share in said remaining net assets in the proportion which the $1,000 par value thereof bears to the sum determined in the foregoing manner; and

      (c) each outstanding share of Class B Stock and each outstanding share of Class C Stock shall share in said remaining net assets in the proportion which the purchase or redemption prices thereof last determined by the Board of Directors bear to said sum.


Preemptive Rights

   No stockholder of the Company shall, by reason of his holding shares of any class of stock of the Company, have any preemptive or preferential right to purchase or to subscribe to any shares of any class of the Company, now or to be hereafter authorized, or any notes, debentures, bonds or other securities convertible into or carrying options or warrants to purchase any shares of any class, now or hereafter to be authorized.


Redemption Provisions

   There are no redemption provisions applicable to any of the shares of Class A Stock or to any of the shares of Class C Stock other than shares of Class C Stock which have been issued to the Company's member dealers in partial payment of their annual patronage dividends. The Company may, at the option of its Board of Directors, redeem the whole or any part of the outstanding shares of its Class B Stock or the whole or any part of the outstanding shares of its Class C Stock which have been issued as patronage dividend distributions. Such redemptions may be made at any time or from time to time. The redemption price in each instance shall be determined by the Board of Directors, but the redemption price to be paid for Class C Stock shall in no event be less than the $100 par value of such stock and the redemption price to be paid for Class B Stock shall at all times be no less than twice the $1,000 par value of the Class B Stock and shall always be equal to twenty times the per share price last established by the Board of Directors with respect to purchases or redemptions by the Company of its Class C Stock. Notice of any election to redeem shall be mailed to each holder of the class of stock so to be redeemed at his address as it appears on the books of the Company not less than 30 days prior to the date upon which the stock is to be redeemed. In case less than all of the outstanding shares of Class B Stock are redeemed, or in case less than all of the eligible outstanding shares of Class C Stock are redeemed, the number of shares to be redeemed and the method of effecting such redemption, whether by lot or prorata or otherwise, may be determined by the Board of Directors.


Other Restrictions and Rights

      (a) There are no conversion rights, sinking fund provisions, or liability to further calls or assessment by the Company in regard to any of its shares of stock.

      (b) As security for the payment of any indebtedness owing to the Company by any stockholder or any subscriber for shares of the Company's stock, the Company retains a first lien upon all shares of its stock held by each

                                    10


   stockholder and upon all amounts which have been paid to the Company pursuant to a Stock Subscription agreement for shares to be issued upon the completion of payment of the purchase price of the shares. The interest of each holder of shares of the Company's stock in and to the shares issued to such holder and the interest of each subscriber for shares of the Company's stock in and to the funds paid to the Company by such subscriber shall at all times be deemed to be offset by the amount of any indebtedness payable to the Company by such holder or subscriber. In no event shall any transfer of the shares owned by any stockholder or any transfer of the stock subscription account of any subscriber for shares be made unless and until the stockholder whose shares are being transferred or the subscriber whose subscription account is being transferred is free from all indebtedness to the Company. If an installment note would be issuable in payment of a portion of the total purchase price to be paid by the Company for shares of its capital stock held by a dealer for a retail outlet whose Company membership is terminated in one of the situations described in subparagraph (h) below, the cash portion of the purchase price of said shares will be applied first toward any indebtedness payable to the Company by such dealer and the portion of the purchase price which would otherwise be paid by the issuance of an installment note will then be applied against any such indebtedness which still remains.

      (c) From and after the date on which shares of the Company's stock are first issued to its member dealers who subscribe for such shares, ownership of the shares of all classes of stock of the Company shall be limited to approved retail or other dealers in hardware and related products having membership agreements with the Company, and ownership of shares of Class B Stock shall be limited to dealers having membership agreements with the Company which were entered into on or before February 20, 1974. No certificate representing any issued and outstanding share or shares of any class of stock of the Company shall be pledged, mortgaged, hypothecated, sold, assigned or transferred without the prior consent of the Board of Directors of the Company. In the event that the Board of Directors shall refuse to consent to any transfer or assignment of any certificate or certificates representing any share or shares of issued and outstanding stock of the Company of any class, then the Company shall have the right and shall be obligated to purchase such stock from its owner at a price determined in accordance with the provisions of subparagraph (g) below.
   In no event shall any transfer or assignment of shares of any class of stock of the Company be made to any transferee who is not eligible to be a holder of such shares, that is, a dealer having a membership agreement with the Company. In the case of a proposed transfer of ownership of a store or other business outlet owned by a holder of shares of stock of the Company to a transferee which the Company has accepted or is willing to accept as a member Ace Hardware dealer, then the owner of such stock shall have the option of either (i) selling or otherwise transferring to such transferee such number of shares of stock of the Company of any class which the Company would otherwise have been required to offer to such transferee in connection with the membership granted to such transferee with respect to such store or other business outlet, or (ii) selling such shares to the Company. However, the following types of transfers of ownership of a store or other business outlet will not be recognized for purposes of determining the availability of the option of selling to the Company shares of its capital stock: (i) any transfer which is not complete, unconditional and irrevocable; (ii) any transfer to an entity in which the transferor retains an ownership interest; or (iii) any transfer to the spouse of the transferor.

      (d) Subject to the Company's first lien and set-off rights as described in subparagraph (b) above, in the event of the termination of the Company membership granted for a retail hardware store or other business unit for which shares of stock of the Company are held, the Company shall be obligated to purchase such shares. The Company shall also be obligated to refund all amounts which have been paid to it pursuant to a Stock Subscription Agreement for the purchase of shares which have not as yet been issued to the subscriber, subject only to the Company's first lien and set-off rights as described in subparagraph (b) above. Termination of the membership granted for a particular retail hardware store or other business outlet shall include not only any termination pursuant to a formal notice of termination given by either the Company or the holder of the membership but shall also include each of the following situations which shall be deemed to constitute such a termination:


                                    11


          (i) The closing down of the store or other business unit with respect to which such shares of stock of the Company are held, unless such store or other business unit is merely being moved, with the Company's consent and approval, to another location or is being acquired by another dealer which the Company has accepted or is willing to accept as a member dealer for operation pursuant to the same membership at another location;

         (ii) The death of an individual holder of the shares of stock of the Company held for such retail store or other business unit, or of a member of a partnership which is a holder of such shares, except in a case where the store or other business unit with respect to which such shares are held continues, with the approval of the officers of the Company (which approval shall not be unreasonably withheld), to be operated under a membership from the Company by the decedent's estate or by the person or persons to whom such shares are to be distributed by the decedent's estate or by the successor or successors to the decedent's interest in the partnership holding such shares (it being immaterial for this purpose that, in connection with such continuation of operation, the legal form of ownership of the member dealer has been changed from an individual proprietorship or partnership to a corporation or from a partnership to an individual proprietorship);

        (iii) An adjudication of the insolvency of the dealer or of the store or other business unit for which the shares of stock of the Company are held, or the making of an assignment for the benefit of creditors or the filing of a voluntary petition in bankruptcy or similar petition under the U. S. Bankruptcy Code by or on behalf of such dealer or retail business unit, or the filing of an involuntary petition in bankruptcy or similar petition under the U.S. Bankruptcy Code against the dealer or against said business unit.

      (e) A transfer of shares of stock of the Company requiring the consent of the Board of Directors shall not be deemed to have occurred upon the death of a person who is the holder of shares of stock of the Company jointly with one or more other persons under circumstances whereby ownership of such shares passes automatically by operation of law to the surviving holder or holders of such shares, nor shall the Company become obligated to purchase such shares upon the death of such person unless the store or other business outlet with respect to which such shares are held either (i) closes down, or (ii) ceases to be operated under a membership from the Company.

      (f) In any case where the holder or holders of 50% or more of the outstanding voting stock of a corporation having a membership from the Company for one or more business outlets, or the holder or holders of 50% or more of the outstanding voting stock of a corporation owning 80% or more of the outstanding stock of a corporation having such a membership, propose to sell or otherwise transfer all of the shares of capital stock (both voting and non-voting) of such corporation held by them, written notice of such proposal shall be given to the Company. Upon the consummation of such sale or transfer, the corporation whose shares have been sold or transferred shall have the option of either retaining all the shares of the capital stock of the Company then held by it with respect to each member business outlet operated by it or of selling such shares to the Company and having each Company membership held by it deemed to have been terminated by the voluntary action of said corporation, in which case no business unit for which said corporation has held a Company membership shall thereafter operate as a member of the Company unless said corporation submits a new application for a membership for such business unit and such application is accepted by the Company. However, the following types of transfers of ownership of shares of the capital stock of a corporation having a membership from the Company will not be recognized for purposes of determining the availability of the option of selling to the Company shares of its capital stock: (i) any transfer which is not complete, unconditional and irrevocable; (ii) any transfer to an entity in which the transferor retains an ownership interest; or (iii) any transfer to the spouse of the transferor.

                                    12


      (g) The price to be paid by the Company in connection with the purchase by it of any shares of its stock shall be as follows:

          (i) in the case of Class A Stock, the $1,000 par value of the shares;

         (ii) in the case of Class B Stock, an amount per share equal to the per share price last established by the Board of Directors as the price to be paid by the Company in the event of redemption of shares of its Class B Stock (currently $2,000 per share), which price shall in no event be less than twice the $1,000 par value of the Class B Stock and shall also at all times be equal to twenty times the per share purchase price last established by the Board of Directors with respect to purchases by it of shares of its Class C Stock;

        (iii) in the case of Class C Stock, an amount per share equal to the per share price last established by the Board of Directors as the purchase price to be paid by the Company for shares of its Class C Stock (currently $100 per share), which price shall in no event be less than the $100 par value thereof.

          There is no market for the Company's stock. The redemption prices last established by the Board of Directors for Class A, B and C stock have not been adjusted since 1974 when the Company first became a cooperative organization.

      (h) In case of the purchase by the Company of the shares of its stock held by a dealer for a business outlet whose Company membership is terminated in either of the following situations, a portion of the purchase price will be paid in the form of an installment note payable in four equal annual installments plus accrued interest:

          (i) voluntary termination of the membership by the dealer under circumstances whereby the member outlet continues to engage in substantially the same business and continues to be controlled to the extent of more than 50% by the same person, partnership or corporation;

         (ii) termination of the membership by the Company due to a delinquency on the dealer's part in paying for goods or services supplied by the Company or due to a default on the dealer's part in performing some other obligation under his membership agreement with the Company.

   Even in the above situations, though, the portion of the total purchase price represented by the amount actually paid in by the dealer under a Stock Subscription Agreement for Class A Stock, Class B Stock and Class C Stock will be paid in cash, and the entire remaining portion of the total purchase price for the shares being purchased by the Company from the dealer will also be paid in cash if such remaining portion is less that $5,000. Where such remaining portion of the total purchase price is $5,000 or more in any of the above situations, then only the amount actually paid in by the dealer under the dealer's Stock Subscription Agreement will be paid in cash and the entire remaining portion of the purchase price will be paid by means of an installment note as described above. The interest rate on any such installment note will be such rate as shall have been established by the Company's Board of Directors for such purpose as of the date of the issuance of the note, but the interest rate shall in no event be less than the latest interest rate established for patronage refund certificates to be issued as a part of the annual patronage dividends payable to the Company's dealers, nor shall the interest rate ever be less than 6% per annum. After considering the financial condition and requirements of the Company, the Company's Board of Directors may authorize that payment be made in cash of all or any portion of the total purchase price which would otherwise be payable by means of such an installment note if the Board determines that the installment payment method would impose an undue hardship on the dealer.

   (i) There is no restriction on the repurchase or redemption of any of its shares of stock by the Company in the event that the Company shall at any time be in arrears in making any sinking fund installment payments which it may hereafter incur an obligation to make. Since the Company is prohibited from paying dividends on any of its shares of stock, there can be no arrearage in the payment of any such dividends which would impose any restriction on the repurchase or redemption of any of its shares of stock by


                                    13


the Company. Under the General Corporation Law of Delaware, the Company cannot repurchase any of its shares at any time when its assets are less than the amount represented by the aggregate outstanding shares of its capital stock or would be reduced below said amount as a result of a repurchase of its shares.


                             OPINIONS OF EXPERTS


   The validity of shares of stock of the Company offered hereby has been passed upon for the Company by the Company's Vice President, General Counsel, David W. League. The statements made under the subheading "Federal Income Tax Status of Class A and Class C Shares," as well as those made under the subheading "Federal Income Tax Treatment of Patronage Dividends" are also
his opinions.   Said counsel has also passed upon legal questions relating to the effect upon the surplus or retained earnings of the Company of the fact that, in the event of the involuntary liquidation of the Company, shares of its Class B stock will have a preference exceeding the par value of said shares in the distribution of the net assets of the Company.


   The financial statements of Ace Hardware Corporation as of December 31, 1994 and 1993 and for each of the years in the three-year period ended December 31, 1994, included herein and elsewhere in the Registration Statement have been included herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein and upon the authority of said firm as experts in accounting and auditing.


                            THE COMPANY'S BUSINESS

   Ace Hardware Corporation was formally organized as a Delaware corporation in 1964. In 1973, by means of a corporate merger, it succeeded to the business of Ace Hardware Corporation, an Illinois corporation organized in 1928. Until 1973, the business now being engaged in by the Company had been conducted by the Illinois corporation. The Company's principal executive offices are located at 2200 Kensington Court, Oak Brook, Illinois 60521. Its telephone number is (708) 990-6600.

   The Company functions as a wholesaler of hardware and related products, and manufactures paint products. Sales of the products distributed by it are presently made primarily to individuals, partnerships or corporations who are engaged in business as dealers in hardware or related items and who have entered into Membership Agreements with the Company. The Membership Agreements entitle members to purchase merchandise and services from the Company and to use the Company's trademarks and trade names. (See the heading "Factors To Be Considered," subheading "Documents Accompanying Prospectus," and the heading "The Company's Business" subheading "Membership Agreement").

   The Company operates on a cooperative basis and distributes patronage dividends to its eligible member dealers each year in proportion to the amount of their annual purchases of merchandise from it. (See the subheading "Distribution of Patronage Dividends").

   At December 31, 1994 there were 4,940 retail business outlets with respect to which such Membership Agreements had been entered into. Those States having the largest concentration of member outlets are California (approximately 10%), Texas (approximately 6%), Illinois and Florida (approximately 5% each), Michigan (approximately 4%) and Georgia (approximately 3%). States into which were shipped the largest percentages of the merchandise sold by the Company in 1994 are California (approximately 11%), Illinois (approximately 9%), Florida and Texas (approximately 6% each) and Michigan and Georgia (approximately 4% each). Less than 4% of the Company's sales are made to outlets located outside of the United States or its territories.

                                    14



   Information as to the number of the Company's member outlets during each of the past three calendar years is set forth in the following table:

                                                                    1994       1993       1992
Member outlets at beginning of period                               4,921      4,986      5,111
New member outlets                                                    198        158        183
Member outlets terminated                                             179        223        308

Member outlets at end of period                                     4,940      4,921      4,986

Dealers having one or more member outlets at end of period          4,054      4,045      4,134

   The Company services its dealers by purchasing merchandise in quantity lots, primarily from manufacturers, by warehousing substantial quantities of said merchandise and by selling the same in smaller lots to the dealers. Most of the products that the Company distributes to its dealers from its regional warehouses are sold at a 10% markup. In 1994 warehouse sales accounted for 62% of total sales and bulletin sales accounted for 2% of total sales with the balance of 36% representing direct shipment sales, including lumber and building material.

   The proportions in which the Company's total warehouse sales were divided among the various general classes of merchandise sold by it during each of the past three calendar years are as follows:

Class of Merchandise                             1994      1993      1992
Paint, cleaning and related supplies              19%       19%       18%
Hand and power tools                              14%       14%       15%
Electrical supplies                               12%       12%       13%
Plumbing and heating supplies                     16%       15%       15%
General hardware                                  13%       12%       12%
Housewares and appliances                          6%        7%        7%
Garden, rural equipment and related supplies      11%       12%       11%
Sundry                                             9%        9%        9%


   The Company sponsors two major conventions annually (one in the Spring and one in the Autumn) at various locations. Dealers and vendors are invited to attend, and dealers generally place orders for delivery during the period prior to the next convention. During the convention regular merchandise, new merchandise and seasonal merchandise for the coming season are displayed to attending dealers. Lawn and garden supplies, building materials and exterior paints are seasonal merchandise in many parts of the country, as are certain sundries such as holiday decorations.

   Warehouse sales involve the purchase of merchandise from the Company that is maintained in inventory by the Company at its warehouses. Direct shipment sales involve the purchase of merchandise from the Company with shipment directly from the vendors. Bulletin sales involve the purchase of merchandise from the Company pursuant to special bulletin offers by the Company.

   Direct shipment sales are orders placed by dealers directly with vendors, using special purchase orders. Such vendors bill the Company for such orders, which are shipped directly to dealers. The Company, in turn, bills the ordering dealers at a markup. The markup on this category of sales varies with invoice amounts in accordance with the following schedule and is exclusive of sales under the LTL Plus program discussed below.


                                    15


     Invoice Amount                         Handling Charge (Markup)

 $1,000.00 to $  999.99                   2.00% or $1.00 whichever is greater
 $1,000.00 to $1,999.99                   1.75%
 $2,000.00 to $2,999.00                   1.50%
 $3,000.00 to $3,999.00                   1.25%
 $4,000.00 to $4,999.00                   1.00%
 $5,000.00 to $5,999.00                    .75%
 $6,000.00 to $6,999.00                    .50%
 $7,000.00 to $7,999.00                    .25%
 $8,000.00 and over                        .00%

   Bulletin sales are made based upon notification from dealers of their participation in special bulletins offered by the Company. Generally, the Company will give notice to all members of its intention to purchase certain products for bulletin shipment and then purchases only so many of such products as the members order. When the bulletin shipment arrives at the Company, it is not warehoused, but is broken up into appropriate quantities and deliveried to members who placed orders. A 6% markup is generally applied to this category of sales.

   An additional markup of 3% is applied on the various categories of sales of merchandise exported to certain dealers located outside of the United States and its territories and possessions. Effective April 1995, a flat 2% markup is applied to all direct shipments placed by all dealers located outside of the United States.

   The Company maintains inventories to meet only normal resupply orders. Resupply orders are orders from members for merchandise to keep inventories at normal levels. Generally, such orders are filled within one week of receipt. Bulletin orders (which are in the nature of resupply orders) may be for future delivery. The Company does not backlog normal resupply orders and, accordingly, no significant backlog exists at any point in time.

   The Company also has established special sales programs for lumber and building materials products and for products assigned from time to time to an "extreme competitive price sales" classification and for products purchased from specified vendors for delivery to certain of the Company's dealers on a direct shipment basis (LTL Plus Program). Under its lumber and building materials ("LBM") program, the Company imposes no handling charge, markup or national advertising assessment on direct shipment orders for such products. The LBM program also enables the Company's dealers to purchase these products at net invoice prices which pass on to them important cost savings resulting from the Company's closely monitored lumber and building materials purchasing procedures. Additionally, the LBM program offers dealers the opportunity to order less than truckload quantities of many lumber and building materials products at economical prices under the LTL warehouse redistribution procedure which the Company has established with certain major vendors.

   The Store Traffic Opportunity Program ("STOP") established by the Company is a program under which certain stockkeeping units of specific products assigned to an "extreme competitive price sales" classification are offered for sale to its dealers for delivery from designated Company retail support centers. Sales under this program are made without the addition of freight charges and with such handling charge or markup (if any) of not more than 5% as shall be specified for each item. The Company's officers have authority to add items to, and to withdraw items from, the STOP program from time to time and to establish reasonable minimum or multiple item purchase requirements for the items offered under the program. No allocations or distributions of patronage dividends are made with respect to sales under the STOP program. Purchases under the STOP program are, however, deemed to be warehouse purchases or bulletin purchases, as the case may be, for purposes of calculating the form of patronage dividend distributions. (See the heading "The Company's Business" subheading, "Forms of Patronage Dividend Distributions").

                                    16


   The LTL Plus Program established by the Company is a program under which full or partial truckloads of products are purchased by certain of the Company's dealers from specified vendors for delivery to such dealers on a direct shipment basis. No markup, handling charge or national advertising assessment is imposed by the Company on sales under the LTL Plus Program, and the maximum amount of patronage dividends allocated or distributed to the Company's dealers with respect to their purchases of products in the LTL Plus category is .5% of such sales. (See heading "The Company's Business," subheading "Patronage Dividend Determinations and Allocations".)

   The Company, in addition to conducting semi-annual and other conventions and product exhibits for its dealers, also provides them with numerous special services (on a voluntary basis and at a cost to cover its related expenses), such as inventory control systems, price and bin ticketing and an electronic ordering system. In order for them to have on hand current pricing and other information concerning the merchandise obtainable from the Company, the Company further provides to each of its dealers either a catalogue checklist service or a microfiche film service (whichever the dealer selects), for either of which services the dealer must pay a monthly charge. The Company also provides on a full participation basis videotapes and related materials for educational and training programs for which dealers must pay an established monthly charge. (See the heading "The Company's Business," subheading "Special Charges and Assessments.")

   In 1994, the Company continued its ongoing strategic planning process and focused it's strategic plans around four cornerstones for future growth and success in this competitive industry. The four cornerstones are: Retail Success (store operations), Wholesale Success (distribution), International growth and new member growth. Dealer retail success is a primary objective since it drives both retail performance and wholesale growth of the Company.
In 1994, the Company accellerated it's efforts in assisting member dealers in "retail success initiatives" designed to document and improve their retail performance and competitiveness. The retail success initiatives include retail goals which each dealer should strive for within their store and local competitive environment, but do not dictate material restrictions or requirements on member dealers. Minimum requirements for acceptance of a member dealer by the Company are outlined only in the Membership Agreement and in the Member Operational Requirements under the Ace Hardware Membership Agreement. The Operational Requirements do require that, within one year from the Company's acceptance of the Agreement, the member dealer make Ace their primary source of supply and terminate participation in the program of any other major hardware wholesaler. There are currently no specific requirements as to percentage of purchases required through Ace or minimum retail performance which must be achieved (i.e. sales dollars per square foot). This strategic plan, referred to as "The New Age of Ace" is an extension of previous strategic efforts under Ace 2000 and is not in conflict with these efforts.

   Through its wholly-owned subsidiary, Ace Insurance Agency, Inc., the Company makes available to its dealers a Group Dealer Insurance Program under which they can purchase a package of insurance coverages, including "all risk" property insurance and business interruption, crime, liability and workers' compensation coverages, as well as medical insurance coverage for their employees. AHC Realty Corporation, another wholly-owned subsidiary of the Company, provides the services of a broker to those dealers who desire to sell or seek a new location for a presently owned store or to acquire an additional store. Loss Prevention Services, Inc., a third wholly-owned subsidiary provides security training and services for all dealers desiring security assistance. In addition, the Company offers to its dealers retail computer systems consisting of computer equipment, maintenance service and certain software programs and services. These are marketed by the Company under its registered service mark "PACE".

   The Company manufactures paint and related products at a facility owned by it in Matteson, Illinois and will begin manufacturing paint and related products at a Chicago Heights, Illinois facility in mid 1995. These facilities now constitute the primary source of such products offered for sale by the Company to its dealers. It is operated as a separate Division of the Company for accounting purposes. All raw materials used by the Company to manufacture paint are purchased from outside sources. The Company has had adequate sources of raw materials, and no shortages of any materials which would materially impact operations are currently anticipated. The manufacturing of paint is seasonal to the extent that greater paint sales are found in the months of April through September. Historically, compliance with federal, state and local provisions which have been enacted or adopted regulating the discharge of materials into the environment or otherwise relating to the protection of the environment have not had any material impact.

   The Company's business, either in hardware wholesaling or paint manufacturing activities is not dependent on any major suppliers and the Company feels that any seasonal fluctuations do not have a significant impact upon operations. For further discussion of the Company's business, see the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations," which appears following the "Notes to Financial Statements" in this prospectus.


Special Charges and Assessments


   The Company makes available some services to members which are related to the operation of their retail business. These services (such as advertising, store supplies and training programs) are provided in order to assist members and/or to utilize the centralized buying power of the Company. Members are rebilled in order to reimburse the Company for related expenses paid on their behalf. The special charges and assessments described below are similar in nature and are intended only to reimburse the Company for related expenses.


   The Company sponsors a national advertising program for which its dealers are currently assessed an amount equal to 1.25% of their purchases (exclusive of lumber, building materials, purchases of PACE computer systems (hardware and software), less than truckload lumber and building material program purchases and LTL Plus Program purchases (as described in previous paragraphs under the heading "The Company's Business") from the Company during each

                                    17


bi-weekly period with the current minimum annual assessment being $975.00 and with the maximum annual assessment being $4,750 for each member business location of any one dealer which has become a member of the Company. The total annual amount of advertising assessments payable by any one dealer is also subject to a further maximum limit which is determined by multiplying the number of such dealer's member retail store outlets serving the general public by $4,750. In the case of a dealer whose place of business is located outside the contiguous States of the United States, the Company's management has authority to determine the extent, if any, to which such dealer shall be required to pay the annual national advertising assessment based upon its evaluation of the amount and nature of the television broadcasts received in the dealer's area. The percentage of bi-weekly purchases to be assessed for the Company's national advertising program and the amount of the maximum annual assessment for such program are both subject to being changed from time to time by action of the Board of Directors of the Company. The Company also has the authority, effective January 1, 1993 to impose a regional advertising assessment (for select geographic regions) not to exceed 2% of annual purchases with the same minimum and maximum assessments imposed by the National Advertising assessment.

   Each dealer must pay a low volume service charge if the dealer's purchases during the calendar year are less than the minimum purchase levels described below. Minimum purchase levels and the amount of the low volume service charge are subject to change from time to time by the Company's Board of Directors. Presently, the low volume service charge is $30.00 biweekly and applies beginning one (1) year after the granting of the membership, if the dealer's purchases from the Company (exclusive of carload lumber purchases) are less than $4,000.00 per bi-weekly billing period. If the dealer's purchases from the Company reach $104,000 during the calendar year, then the dealer receives credit on its next bi-weekly billing statement for all low volume service charges imposed on that account earlier in the same calendar year, and the account is not subject to any further low volume service charges for the rest of the calendar year. The low volume service charge is not billed on a bi-monthly basis to those accounts whose previous year's sales volume exceeded the minimum purchases level for the previous year, but the full annual low volume service charge will be billed at year end to those accounts if the minimum purchase level to avoid imposition of the charge has not been met for the current year. For the calendar year in which the first anniversary of the store's membership occurs, the $104,000 purchase requirement is pro-rated from the first billing statement after that anniversary through December 31, if less than a full calendar year. An Ace store that falls below minimum purchase levels may also be subject to termination.

   A late payment service charge is added on any past due balance owing by a dealer to the Company for purchases of merchandise and services or for the purchase price of the capital stock of the Company subscribed for by the dealer. The late payment service charge currently in effect is an amount equal to .77% per bi-weekly statement period, except in Texas where the charge is .384% and Georgia where the charge is .692%. A past due balance is created whenever payment of the amounts shown as due on any such statement is not received by the Company within 10 days following the date of the statement. The percentage for determining the amount of the late payment service charge may be changed from time to time by the Company.

   Subscriptions to a retail training program consisting of video tapes and related course materials (the "S.T.A.R. Program") are mandatory for all stores located in the United States and U.S. Territories. The initial monthly assessment imposed on such stores for such subscriptions is $14.50 for each single store or parent store and $10.00 for each branch store. A single store or parent store is an initial retail outlet for which a dealer owns, or has subscribed for, one (1) share of Class A stock and forty (40) shares of Class C stock of the Company. A branch store is an additional retail outlet for which a dealer owns, or has subscribed for, fifty (50) shares of Class C stock of the Company. (See Article XXV, Section 2 of the By-laws, set forth in Appendix A). Branch stores may, upon request, be granted an exemption from the monthly subscription fee.


                                    18


   Subscriptions to a Material Safety Data Sheet information service are also mandatory for all stores located in the United States. The initial annual assessment imposed on such stores for such subscriptions is $30.00 for each single store or parent store and $15.00 for each branch store.


Trademark and Service Mark Registrations

   The names "ACE HARDWARE" and "ACE" are used extensively by the Company and by its member-dealers in connection with the promotion, advertising and marketing of products and services sold by the Company. The Company holds the following Trademark and Service Mark Registrations issued by the U.S. Patent and Trademark Office for the marks used by it:



                                                         Registration
           Description of Mark         Type of Mark         Number          Expiration Date
   "ACE HARDWARE" with
     winged emblem design              Service Mark          840,176       December 5, 2007
   "ACE HARDWARE" with winged
     emblem design                     Trademark             898,070       September 8, 2000
   "WEATHER SHEDDER"                   Trademark           1,053,816       December 7, 1996
   "THE HELPFUL HARDWARE MAN"          Service Mark        1,055,741       January 4, 1997
   "ACE IS THE PLACE WITH THE
     HELPFUL HARDWARE MAN"             Service Mark        1,055,743       January 4, 1997
   "BRIGHT & EASY"                     Trademark           1,058,117       February 8, 1997
   "THE PAINTIN' PLACE"                Service Mark        1,138,654       August 12, 2000
   "HARDWARE UNIVERSITY" with design   Service Mark        1,180,539       December 1, 2001
   "SUPER STRICKER"                    Trademark           1,182,330       December 15, 2001
   "PACE" with design                  Service Mark        1,208,887       September 14, 2002
   "ACE HARDWARE" with winged
     emblem design                     Trademark           1,277,581       May 15, 2004
   "ACE HARDWARE" in slanted
     bar design                        Trademark           1,426,137       January 27, 2007
   "ACE" in stylized
     lettering design                  Service Mark        1,464,025       November 3, 2007
   "ACE HARDWARE" in stylized
     lettering design                  Service Mark        1,486,528       April 26, 2008
   "ACE HARDWARE AND GARDEN
     CENTER" in stylized
     lettering design                  Service Mark        1,487,216       May 3, 2008
   "FLO-SOFT"                          Trademark           1,532,900       April 14, 2009
   "ACE NEW EXPERIENCE" in
     stylized lettering design         Trademark           1,554,322       September 5, 2009
   "ACE SEVEN STAR" in
     stylized lettering design         Trademark           1,556,389       September 19, 2009
   "ACE BEST BUYS" in
     circle design                     Service Mark        1,560,250       October 10, 2009
   "PACER"                             Trademark           1,570,820       December 12, 1999
   "ACENET"                            Service Mark        1,574,019       December 26, 1999
   "ACE IS THE PLACE"                  Service Mark        1,602,715       June 19, 2000
   "LUB-E"                             Trademark           1,615,386       October 2, 2000
   "Ace FIVE STAR"
     in stylized lettering design      Trademark           1,627,887       December 18, 2000
   "ACE THREE STAR" in
     stylized lettering design         Trademark           1,631,237       January 15, 2001
   "ACE PRO"                           Trademark           1,632,078       January 22, 2001
   "ASK ACE"                           Service Mark        1,653,263       August 6, 2001

                                    19


   Christmas Elves design              Trademark           1,669,306       December 24, 2001
   "ACE 2000"                          Service Mark        1,682,467       April 7, 2002
   "ACE" in stylized
     lettering design                  Trademark           1,683,538       April 21, 2002
   "HARMONY" in stylized
     lettering design                  Trademark           1,700,526       July 14, 2002
   "SEVEN STAR SATISFACTION GUARANTEED
     QUALITY ACE PAINTS" with design   Service Mark        1,705,321       August 4, 2002
   "THE OAK BROOK COLLECTION"
     in stylized lettering design      Trademark           1,707,986       August 18, 2002
   "ACE HARDWARE BROWN
     BAG BONANZA" with design          Service Mark        1,761,277       April 13, 2003
   "ACE HARDWARE COMMITTED
     TO A QUALITY ENVIRONMENT" design  Service Mark        1,764,803       April 13, 2003
   "THE OAK BROOK COLLECTION"
     in stylized lettering design      Trademark           1,783,335       July 20, 2003
   "STORE 2000 THE
     STORE OF THE FUTURE"              Service Mark        1,811,032       December 14, 2003
   "ENVIRO-CHOICE"                     Trademark           1,811,392       December 14, 2003


   Currently, the Company has a applications pending before the U.S. Patent and Trademark Office for Registration of "ACE RENTAL PLACE" in stylized lettering design for use in connection with the rental of equipment, merchandise and supplies; "THE NEW AGE OF ACE" with design for business consulting and retail store services; "CELEBRATIONS" for Christmas lights and light fixtures and "GREAT FINISHES" for paints, paint-like coatings, primers, lacquers, stains and varnishes. In addition, the Company also has service mark applications pending for "ACE HOME CENTER," "HELPFUL HARDWARE FOLKS," Repeating "A" in stylized lettering design and Repeating "A" in stylized lettering design with "ACE" in stylized lettering design for retail stores services.


Competition


   The competitive conditions in the wholesale hardware industry can be characterized as intensive and increasing due to the fact that independent retailers are required to remain competitive with discount stores and chain stores, such as Wal-Mart, Home Depot, Menard's and Sears, and with other mass merchandisers. The gradual shift of retail operations to high rent shopping center locations and the trend toward longer store hours have also intensified pressures to obtain low cost wholesale supply sources. The Company directly competes in several U.S. markets with Cotter & Company, Servistar Corporation, Hardware Wholesalers, Inc., Our Own Hardware Company, and United Hardware Distributing Co., all of which companies are also dealer-owned wholesalers.
Of the aforementioned companies, only Cotter & Company, headquartered in Chicago, Illinois, has a larger sales volume than the Company.


Employees

   The Company employs 3,664 full-time employees, of which 1,083 are salaried employees. Collective bargaining agreements, covering one truck drivers' bargaining unit and four warehouse bargaining units are currently in effect at certain of the Company's distribution warehouses. The Company's employee relations with both union and non-union employees are considered to be good, and the Company has experienced no significant employee-related work stoppage in the past five years. All employees are covered either by negotiated or non-negotiated employee benefit plans which include hospitalization, death benefits and, with few exceptions, retirement benefits.


                                    20


Limitations on Ownership of Stock

   All of the issued and outstanding shares of capital stock of the Company are owned by its dealers. Only approved retail and other dealers in hardware and related products having Membership Agreements with the Company are eligible to own or purchase shares of any class of the Company's stock.

   No dealer, regardless of the number of member business outlets owned or controlled by him, shall be entitled to own more than 1 share of Class A Stock, which is the only class of voting stock which can be issued by the Company. This ensures that each stockholder-dealer will have an equal voice in the management of the Company. An unincorporated person or partnership shall be deemed to be controlled by another person, partnership or corporation if 50% or more of the assets or profit shares therein are owned (i) by such other person, partnership or corporation or (ii) by the owner or owners of 50% or more of the assets or profit shares of another unincorporated business firm or (iii) by the owner or owners of 50% or more of the capital stock of an incorporated business firm. A corporation shall be deemed to be controlled by another person, partnership or corporation if 50% or more of the capital stock of said corporation is owned (i) by such person, partnership or corporation or (ii) by the owner or owners of 50% or more of the capital stock of another incorporated business firm or (iii) by the owner or owners of 50% or more of the assets or profit shares of an unincorporated business firm.


Distribution of Patronage Dividends

   The Company operates on a cooperative basis with respect to purchases of merchandise made from it by those of its dealers who have become "members" of the Company as described below and in the Company's By-laws. In addition, the Company operates on a cooperative basis with respect to all dealers who have subscribed for shares but who have not as yet become "members" by reason of the fact that the payments made by them on account of the purchase price of their shares have not yet reached an amount equal to the $1,000 purchase price of 1 share of Class A Voting Stock. All member dealers falling into either of the foregoing classifications are entitled to receive patronage dividend distributions once each year from the Company in proportion to the amount of their annual purchases of merchandise from it.

   The patronage dividends distributed on wholesale warehouse, bulletin and direct shipment sales made by the Company and on total sales of products manufactured by the Paint Division represented the following percentages of each of said categories of sales during each of the past three calendar years:

                                  1994             1993             1992

Warehouse Sales                 4.64117%         4.94434%         5.26838%

Bulletin Sales                  2.0%             2.0%             2.0%

Direct Shipment Sales           1.0%             1.0%             1.0%

Paint Sales                     8.2205%          7.9389%          8.9440%

   In addition to the dividends described above, patronage dividends are calculated separately and distributed on sales of lumber products, building material products and less-than-truckload (LTL) sales of lumber and building material products. Patronage dividends equal to .4073%, .1763% and .1260% of the total sales of these products (calculated separately by each of these three sales categories) were distributed to the Company's dealers who purchased these products in 1994, 1993 and 1992 respectively. Under the LTL Plus Program, patronage dividends are also calculated separately on sales of full or partial truckloads of products purchased by eligible dealers from specified vendors (see discussion of LTL Plus Program under the heading "The Company's Business.") The maximum amount of patronage dividends allocable to LTL Plus sales is .5% of such sales. The LTL Plus Program dividend was .5%, of such sales for 1994, 1993 and 1992.


Patronage Dividend Determinations and Allocations

   The amounts distributed by the Company as patronage dividends consist of its gross profits on business done with dealers who qualify for patronage dividend distributions after deducting from said gross profits a proportionate

                                    21

share of the Company's expenses for administration and operations. Such gross profits consist of the difference between the price at which merchandise is sold to such dealers and the cost of such merchandise to the Company. All income and expenses associated with activities not directly related to patronage transactions are excluded from the computation of patronage dividends. Generally these include profits on business done with dealers who do not qualify for patronage dividend distributions and any income (loss) realized by the Company from the disposition of property and equipment
(except that, to the extent that depreciation on such assets has been deducted as an expense during the time that the Company has been operating on a cooperative basis and is recaptured in connection with such a disposition, the income derived from such recapture would be included in computing patronage dividends).

   The By-laws of the Company provide that, by virtue of a dealer being a "member" of the Company (that is, by virtue of his ownership of 1 share of Class A Voting Stock), he will be deemed to have consented to include in his gross income for federal income tax purposes for the dealer's taxable year in which they are received by him all patronage dividends distributed to him by the Company in connection with his purchases of merchandise from the Company. A dealer who has not yet paid an amount which at least equals the $1,000 purchase price of the 1 share of Class A Voting Stock subscribed for by him will also be required to include all patronage dividends distributed to him by the Company in his gross income for federal income tax purposes in the year in which they are received by him. This is required by virtue of a provision in the Subscription Agreement executed by him under which he expressly consents to take all such patronage dividends into his gross income for such purposes. The amount of the patronage dividends which must be included in a dealer's gross income includes both the portion of such patronage dividends received by him in cash or applied against indebtedness owing by him to the Company in accordance with Section 7 of Article XXIV of the Company's By-laws and the portion or portions thereof which he receives in shares of Class C Nonvoting Stock of the Company or in patronage refund certificates.

   Patronage dividends on each of the Company's three basic categories of sales (warehouse sales, bulletin sales and direct shipment sales) are allocated separately, as are patronage dividends under the LTL Plus Program. However, the maximum amount of patronage dividends allocable to the LTL Plus Program is an amount no greater than .5% of such sales, the maximum amount of patronage dividends allocable to direct shipment sales exclusive of LTL Plus Program sales is an amount equal to 1% of such sales and the maximum amount of patronage dividends allocable to bulletin sales is an amount equal to 2% of that category of sales. All remaining patronage dividends resulting from sales made under these programs are allocated by the Company to warehouse sales. The Company feels that this allocation procedure provides a practical and understandable method for the distribution of these patronage dividends in a fair and equitable manner.

   Sales of lumber and building materials products are not included as part of warehouse sales, bulletin sales, or direct shipment sales for patronage dividend purposes. Patronage dividends are calculated separately and distributed to the Company's dealers with respect to their purchases within each of three sales categories involving these types of products. These three categories are (a) lumber products (other than less-than-truckload sales); (b) building materials products (other than less-than-truckload sales); and (c) less-than-truckload ("LTL") sales of lumber and building material products. Patronage dividends are also calculated separately and distributed to the Company's dealers for full and partial truckloads of products purchased under the LTL Plus program. (See the heading "The Company's Business", discussion of LTL Plus program, and the subheading "Forms of Patronage Dividend Distributions", subparagraphs 2(a)-(b).)

   Any manufacturing profit realized on intracompany sales of the products manufactured by the Company's Paint Division is allocated among and distributed as patronage dividends to those member dealers who are eligible to receive patronage dividends from the Company in proportion to their respective

                                    22


annual dollar purchases of paint and related products manufactured by said Division. The earnings realized by the Company on wholesale sales of such products made by it to its member dealers are distributed as patronage dividends to all of its dealers who are eligible to receive patronage dividends from it as part of the patronage dividends which they receive each year with respect to the basic patronage dividend categories established for warehouse sales, bulletin sales, and direct shipment sales. Under Section 8 of Article XXIV of the Company's By-laws, if the Paint Division's manufacturing operations for any year result in a net loss, rather than a profit, to the Paint Division, such loss would be netted against the earnings realized by the Company from its other activities during the year, with the result that the earnings available from such other activities for distribution as patronage dividends for such year would be correspondingly reduced.


Forms of Patronage Dividend Distributions

   Patronage dividend distributions will be made to the eligible and qualified member dealers of the Company in cash, shares of the Company's Class C stock and patronage refund certificates in accordance with the following plan which has been adopted by the Company's Board of Directors with respect to purchases of merchandise made by such dealers from the Company on or after January 1, 1995, and which will continue to be in effect until such time as the Board of Directors, in the exercise of their authority and discretion based upon business conditions from time to time and the requirements of the company, shall determine that such plan should be altered or amended:

            1. With respect to each store owned or controlled by each eligible and qualifying dealer, such dealer shall receive a minimum cash distribution determined as follows:

                  (a) an amount equal to 20% of the first $5,000 of the total patronage dividends allocated for distribution each year to such dealer in connection with the purchases made for such store;

                  (b) an amount equal to 25% of the portion of the total
                      patronage dividends allocated for distribution each year to such dealer for such store which exceeds $5,000 but does not exceed $7,500;

                  (c) an amount equal to 30% of the portion of the total
                      patronage dividends allocated for distribution each year to such dealer for such store which exceed $7,500 but does not exceed $10,000;

                  (d) an amount equal to 35% of the portion of the total
                      patronage dividends allocated for distribution each year to such dealer for such store which exceeds $10,000 but does not exceed $12,500;

                  (e) an amount equal to 40% of the portion of the total
                      patronage dividends allocated for distribution each year to such dealer for such store which exceeds $12,500.

            2. The portion of the total annual distribution allocated to any such dealer for each store owned or controlled by such dealer in excess of the amount to be distributed to such dealer for such store in cash shall be distributed to him each year in the form of shares of Class C Non-voting Stock of Ace Hardware Corporation (par value $100 per share), valued at the par value thereof, until the total par value of all shares of all classes of capital stock of the corporation held by such dealer with respect to such store equals the greater of:

                  (a) $20,000; or

                  (b) a sum equal to the total of the following categories of purchases made by such dealer for such store during the most recent calendar year:

                          (i) 15% of the volume of warehouse (including STOP
                              and excluding Ace manufactured paint and related products) and bulletin purchases, plus

                         (ii) 15% of the volume of Ace manufactured paint and
                              related products purchases, plus

                        (iii) 3% of the volume of drop-shipment or direct
                              purchases (excluding Ace manufactured paint and related products), plus

                                    23



                         (iv) 4% of the volume of lumber and building material
                              (excluding LTL) purchases, plus

                          (v) 4% of the volume of LTL Plus purchases;

               provided, however, that no fractional shares of Class C Non-voting Stock shall be issued to any dealer and that any amount which would have otherwise been distributable as a fractional share of such stock shall instead be distributed to such dealer in cash.

            3. The portion of the total patronage dividends allocated each year to any such dealer for each store owned or controlled by such dealer which exceeds the sum of (a) the amount to be distributed to such dealer for such store in cash pursuant to Paragraph 1., above and (b) any amount to be distributed to him in the form of shares of Class C Non-voting Stock of Ace Hardware Corporation (par value $100 per share) pursuant to Paragraph 2. above shall be distributed to such dealer in cash; provided, however, that in no event shall the total amount distributed under this plan to any such dealer for any such store in cash exceed 45% of the total patronage dividends allocated for such store for such year, and to the extent that any distribution to be made to any such dealer for any store pursuant to this Paragraph 3. would otherwise cause the total cash distribution to such dealer for such store to exceed 45% of the total patronage dividends allocated for such store for such year, the distribution to be made under this Paragraph 3. shall instead be made in the form of a non-negotiable patronage refund certificate having such a maturity date and bearing interest at such an annual rate as shall be determined by the Board of Directors prior to the issuance thereof.

   Patronage dividend distributions will be made to the eligible and qualified member dealers of the Company in cash, shares of the Company's Class C stock and patronage refund certificates in accordance with the following plan which has been adopted by the Company's Board of Directors with respect to purchases of merchandise made by such dealers from the Company on or after January 1, 1993, through and including December 31, 1994:

            1. With respect to each store owned or controlled by each eligible and qualifying dealer, such dealer shall receive a minimum cash distribution determined as follows:

                  (a) an amount equal to 20% of the first $5,000 of the total patronage dividends allocated for distribution each year to such dealer in connection with the purchases made for such store;

                  (b) an amount equal to 25% of the portion of the total
                      patronage dividends allocated for distribution each year to such dealer for such store which exceeds $5,000 but does not exceed $7,500;

                  (c) an amount equal to 30% of the portion of the total
                      patronage dividends allocated for distribution each year to such dealer for such store which exceed $7,500 but does not exceed $10,000;

                  (d) an amount equal to 35% of the portion of the total
                      patronage dividends allocated for distribution each year to such dealer for such store which exceeds $10,000 but does not exceed $12,500;

                  (e) an amount equal to 40% of the portion of the total
                      patronage dividends allocated for distribution each year to such dealer for such store which exceeds $12,500.

            2. The portion of the total annual distribution allocated to any such dealer for each store owned or controlled by such dealer in excess of the amount to be distributed to such dealer for such store in cash shall be distributed to him each year in the form of shares of Class C Non-voting Stock of Ace Hardware Corporation (par value $100 per share), valued at the par value thereof, until the total par value of all shares of all classes of capital stock of the corporation held by such dealer with respect to such store equals the greater of:

                  (a) $20,000; or


                                    24


                  (b) a sum equal to the total of the following categories of purchases made by such dealer for such store during the most recent calendar year:

                          (i) 13% of the volume of warehouse (including STOP
                              and excluding Ace manufactured paint and related products) and bulletin purchases, plus

                         (ii) 10% of the volume of Ace manufactured paint and
                              related products purchases, plus

                        (iii) 3% of the volume of drop-shipment or direct
                              purchases (excluding Ace manufactured paint and related products), plus

                         (iv) 4% of the volume of lumber and building material
                              (excluding LTL) purchases, plus

                          (v) 4% of the volume of LTL Plus purchases;

               provided, however, that no fractional shares of Class C Non-voting Stock shall be issued to any dealer and that any amount which would have otherwise been distributable as a fractional share of such stock shall instead be distributed to such dealer in cash.

            3. The portion of the total patronage dividends allocated each year to any such dealer for each store owned or controlled by such dealer which exceeds the sum of (a) the amount to be distributed to such dealer for such store in cash pursuant to Paragraph 1. above and (b) any amount to be distributed to him in the form of shares of Class C Non-voting Stock of Ace Hardware Corporation (par value $100 per share) pursuant to Paragraph 2. above shall be distributed to such dealer in cash; provided, however, that in no event shall the total amount distributed under this plan to any such dealer for any such store in cash exceed 49.9% of the total patronage dividends allocated for such store for such year, and to the extent that any distribution to be made to any such dealer for any store pursuant to this Paragraph 3. would otherwise cause the total cash distribution to such dealer for such store to exceed 49.9% of the total patronage dividends allocated for such store for such year, the distribution to be made under this Paragraph 3. shall instead be made in the form of a non-negotiable patronage refund certificate having such a maturity date and bearing interest at such an annual rate as shall be determined by the Board of Directors prior to the issuance thereof.

   With certain modifications, the above Plans are applied separately in determining the form in which patronage dividends accrued with respect to sales of lumber and building materials products are distributed. In this connection the combined patronage dividends allocated annually to a store from (a) sales of lumber products (other than LTL sales) to the store, (b) sales of building materials (other than LTL sales) to the store, and (c) LTL sales to the store are used in determining the minimum cash distribution percentages to be applied under Paragraph 1 of the above Plans. A store's patronage dividends from any other sales category with respect to which patronage dividends are distributed by the Company are not taken into account in determining either the minimum portion or any additional portion of the store's patronage dividends derived from its purchases of lumber and building materials products which is to be distributed in cash. Also, Paragraphs 2 and 3 of the above Plans are applied separately to patronage dividends on lumber and building materials sales and the requirements of Paragraph 2 of the Plans shall not be deemed to have been complied with in the cases of (a) purchases of lumber products (other than LTL purchases) or (b) purchases of building materials products (other than LTL purchases) until the store's holdings of Class C Non-voting Stock of the Company resulting from patronage dividends on the Company's sales to it within the particular one of those two sales categories for which a patronage dividend distribution is to be made equal 4% of the volume of the store's purchases within such category during the most recent calendar year. However, no such special Class C Stock requirement applies to patronage dividends accrued on LTL purchases.

   Notwithstanding the provisions of the above-described Plans, however, under
Section 7 of Article XXIV of the Company's By-laws the portion of any patronage dividends which would otherwise be distributable in cash with respect to a retail dealer outlet which is a member of the Company will


                                    25


instead be applied against any indebtedness owing by the dealer to the Company to the extent of such indebtedness in any case where the membership for such outlet is cancelled or terminated prior to the distribution of such patronage dividends except that an amount equal to 20% of the dealer's total annual patronage dividends for such outlet will be paid in cash if a timely request for the payment of such amount in cash is submitted to the Company by the dealer.

   Because of the requirement of the U.S. Internal Revenue Code that the Company withhold 30% of the annual patronage dividends distributed to member dealers of the Company whose places of business are located in foreign countries or Puerto Rico (except in the case of unincorporated Puerto Rico dealers owned by individuals who are U.S. citizens and certain dealers incorporated in Guam, American Samoa, the Northern Mariana Islands, or the U.S. Virgin Islands, if less than 25% of its stock is owned by foreign persons, and at least 65% of the Corporation's gross income for the last three years has been effectively connected with the conduct of a trade or business in such possession or in the United States), the cash portion of the annual patronage dividends of such dealers shall in no event be less than 30%.

   It is anticipated that the terms of any patronage refund certificates issued pursuant to Paragraph 3. of the foregoing Plans would include provisions giving the Company a first lien thereon for the amount of any indebtedness owing to it at any time by the owner of any such certificate and provisions subordinating the certificates to all the rights and claims of secured, general and bank creditors against the Company. It is further anticipated that all such patronage refund certificates will have maturity dates which will be no later than five years from the dates of issuance thereof.

   In order to aid the Company's dealers in acquiring and installing standardized exterior signs identifying the retail stores operated by them as member outlets supplied by the Company, the Board of Directors of the Company has authorized a program under which a dealer may borrow from the Company within a range of $100 to $20,000 the funds required for such purpose. A dealer who obtains a loan under this program may either repay the loan in twelve substantially equal payments billed on such dealer's regular bi-weekly billing statement, or may execute a direction to have the portion of the dealer's annual patronage dividends which would otherwise be distributed under the above plan in a form other than cash from no more than the next three annual distributions of such dividends applied toward payment of the principal and interest on the loan.

   In order to aid the Company's dealers in acquiring and installing PACE and PAINTMAKER computer systems purchased from the Company, the Board of Directors of the Company has also authorized programs under which the Company will finance, for qualified dealers (but not to exceed 80% of the cost of any system), in the case of a PAINTMAKER computer, within the range of $1,000 to $15,000 repayable over a period of three (3) years, and in the case of a PACE computer, within the range of $5,000 to $50,000 repayable over a period of five (5) years, for such purpose. Dealers who obtain financing from the Company for these purposes direct the Company, during the financing term, to first apply toward the principal and interest due on such balances, the patronage dividends which would otherwise be payable in the form of patronage refund certificates for each year, and then to apply the patronage dividends which would otherwise be payable for the same year in the form of the Company's Class C stock.

   The aforementioned signage and computer financing programs may be revised or discontinued by the Board at any time.


Federal Income Tax Treatment of Patronage Dividends (See Previous Heading "Opinions of Experts")

   Both the shares of Class C Non-voting Stock and the patronage refund certificates used by the Company to pay patronage dividends that accrue to its eligible and qualifying dealers constitute "qualified written notices of allocation" within the meaning of that term as used in Sections 1381 through 1388 of the U.S. Internal Revenue Code, which specifically provide for the

                                    26


income tax treatment of cooperatives and their patrons and which have been in effect since 1963. The stated dollar amounts of such qualified written notices of allocation must be taken into the gross income of each of the recipients thereof for the taxable years in which such written notices of allocation are received, notwithstanding the fact that the stated dollar amounts may not be received in such taxable years.

   In order for the Company to receive a deduction from its gross income for federal income tax purposes for the amount of any patronage dividends paid by it to a patron (that is, to one of its eligible and qualifying dealers) in the form of qualified written notices of allocation, it is necessary that the Company pay (or apply against indebtedness owing to the Company by such patron in accordance with Section 7 of Article XXIV of the Company's By-laws) not less than 20% of the total patronage dividends distributable to such patron in cash and that the patron consent to having the written notices of allocation, at their stated dollar amounts, included in his gross income for the taxable year in which they are received by him. It is also required under the Code that any patronage dividend distributions deducted by the Company on its federal income tax return with respect to business done by it with patrons during the year for which such deduction is taken must be made to the Company's patrons within 8 months after the end of such year.

   Dealers who have become "members" of the Company by owning 1 share of Class A Voting Stock are deemed under the U.S. Internal Revenue Code to have consented to take any written notices of allocation distributed to them into their gross income by their act of obtaining or retaining membership in the Company and by having received from the Company a written notification of the By-law provision providing that membership in the Company constitutes such consent. In accordance with another provision in the Internal Revenue Code, nonmember dealers who have subscribed for shares of the Company's stock will also be deemed to have consented, by virtue of the consent provisions included in their Subscription Agreements, to take any written notices of allocation distributed to them into their gross income.

   A dealer receiving a patronage refund certificate as part of the dealer's patronage dividends in accordance with the last clause of Paragraph 3 of the patronage dividend distribution plans previously described under the heading "The Company's Business," subheading, "Forms of Patronage Dividend Distributions," may be deemed to have received interest income in the form of an original issue discount to the extent of any excess of the face amount of the certificate over the present value of the stated principal and interest payments to be made by the Company under the terms of the certificate. Such income would be taxable to the dealer ratably over the term of the certificate under Section 7872(b) (2) of the U.S. Internal Revenue Code. The present value for this purpose is to be determined by using a discount rate equal to the applicable Federal rate in effect as of the day of issuance of the certificate, compounded semi-annually.

   The Company will be required to withhold for federal income tax on the total patronage dividend distribution which is made to a payee who has not furnished his taxpayer identification number to the Company or as to whom the Company has notice of the fact that the number furnished to it is incorrect. A cooperative organization may also be required to withhold on the cash portion of each patronage dividend distribution made to a payee who becomes a member of the cooperative if the payee fails to certify to the cooperative that he is not subject to backup withholding. It is the opinion of counsel for the Company that this provision is not applicable to any patronage dividend distribution to a payee unless 50% or more of the total distribution is made in cash. Since all of the Company's patronage dividends for a given year are distributed at the same time and the Company's currently effective patronage dividend plan does not permit any store which is a member of the Company to receive more than 45% of its patronage dividends for the year in the form of cash, it is said counsel's further opinion that such a certification failure would ordinarily have no effect on the Company or any of its dealers.

   Patronage dividends distributed by a cooperative organization to its patrons who are located in foreign countries or certain U.S. possessions have been held to constitute fixed or determinable annual or periodic income on

                                    27


which such patrons are required to pay a tax of 30% of the amount received in accordance with the provisions of Sections 871(a)(1)(A) and 881(a) (1) of the Internal Revenue Code, as do patronage dividends distributed to patrons which are incorporated in Puerto Rico or who reside in Puerto Rico but have not become citizens of the United States. With respect to its dealers who are subject to such 30% tax, the Company is also obligated to withhold from their patronage dividends and pay over to the U.S. Internal Revenue Service an amount equal to the tax. The foregoing provisions do not apply to a corporation organized in Guam, American Samoa, the Northern Mariana Islands, or the U.S. Virgin Islands if less than 25% of its stock is owned by foreign persons and at least 65% of its gross income for the last three years has been effectively connected with the conduct of a trade or business in such possession or in the United States.

   The 20% minimum portion of the patronage dividends to be paid in cash to a patron with respect to whom the Company is neither required to withhold 30% of his total patronage dividend distribution nor permitted to apply such minimum portion against indebtedness owing to it by him may be insufficient, depending upon the income tax bracket of each individual patron, to provide funds for the full payment of the federal income tax for which such patron will be liable as a result of the receipt of the total patronage dividends distributed to him during the year, including cash, patronage refund certificates and/or Class C Non-voting Stock.

   In the opinion of the Company's management, payment in cash of not less than 20% of the total patronage dividends distributable each year to the Company's eligible and qualifying dealers will not have a material adverse effect on the operations of the Company or its ability to obtain adequate working capital for the normal requirements of its business.


Membership Agreement

   In addition to signing a Subscription Agreement for the purchase of shares of the Company's stock, each retail dealer who applies to become an Ace dealer (excluding firms which are "International Retail Merchants" as discussed below under the subheading "International Retail Merchants") must sign the Company's customary Membership Agreement. A payment of $400 must accompany the signed Membership Agreement to defray the Company's estimated costs of processing the membership application. If the application is accepted, copies of both the Membership Agreement and the Stock Subscription Agreement, signed on behalf of the Company to evidence its acceptance, are forwarded to the dealer. No royalties are payable at any time by a dealer for an outlet which the Company accepts for affiliation into its dealer network. Membership may be terminated upon various notice periods and for various reasons (including voluntary termination by either party) as prescribed in the Membership Agreement, except to the extent that special laws or regulations applicable to specific locations may limit the Company's right to terminate memberships, or may prescribe greater periods of advance notice under particular circumstances.


International Retail Merchants

   In 1989, the Company's Board of Directors authorized the Company to affiliate International Retail Merchants, who operate retail businesses outside the United States, its territories and possessions. International Retail Merchants do not sign the Company's regular Membership Agreement but may, depending on the circumstances, be granted a license to use certain of the Company's trademarks and service marks. They do not sign stock subscription agreements or become shareholders of the Company, nor do they receive distribution of patronage dividends. As of December 31, 1994, 1993 and 1992, International Retail Merchant volume accounted for less than 4% of the Company's total sales in each such year.


                                    28


                                   PROPERTIES

The Company's general offices are located at 2200 Kensington Court, Oak Brook, lllinois 60521. Information with respect to the Company's principal properties follows:

                                        Square Feet        Owned               Lease
                                        of facility          or             Expiration
        Location                      (Land in Acres)      Leased              Date
General Offices:
  Oak Brook, Illinois                     206,030          Leased       September 30, 2009
  Oak Brook, Illinois (1)                  70,508          Owned

Distribution Warehouses:
  Lincoln, Nebraska                       346,000          Leased       December 31, 1996
  Arlington, Texas                        313,000          Leased       July 31, 1996
  Perrysburg, Ohio                        396,000          Leased       November 1, 2004
  Tampa, Florida                          391,760          Owned
  Harmans, Maryland                       277,000          Owned
  Yakima, Washington                      502,400          Owned
  Maumelle, Arkansas                      585,500          Owned
  LaCrosse, Wisconsin                     363,000          Owned
  Bloomfield, Connecticut                 449,820          Owned
  Huntersville, North Carolina            354,000          Owned
  Rocklin, California                     470,000          Owned
  Gainesville, Georgia                    478,000          Owned
  Prescott Valley, Arizona                633,000          Owned
  Princeton, Illinois                   1,080,000          Owned
  Carol Stream, Illinois (2)              250,000          Leased       September 30, 1999
  Chicago, Illinois (3)                    18,168          Leased       May 31, 1997

Print Shop Facility:
  Downers Grove, Illinois                  41,000          Leased       January 31, 1998

Paint Manufacturing Facility:
  Matteson, Illinois                      356,000          Owned
  Chicago Heights, Illinois (4)           194,000          Owned

Other Property (Land):
  Aurora, Illinois                       72 acres          Owned
  LaCrosse, Wisconsin (5)                 3 acres          Owned
  Colorado Spring, Colorado (6)          42 acres          Owned

  (1) Includes 35,254 square feet leased to tenant until July 31, 1996.
      The subject property is adjacent to the Company's general offices.
  (2) This facility was leased by the Company in October, 1994, for use as a bulk merchandise redistribution center.
  (3) This facility was leased by the Company in June, 1994 for use as a freight consolidation center.
  (4) This facility was purchased by the Company in December, 1994 and is currently being remodeled. The Company anticipates that production will commence the second quarter of 1995.
  (5) This land is adjacent to the Company's LaCrosse, Wisconsin warehouse.
  (6) Land purchased for Colorado distribution center to be constructed in 1995/1996.

   The Company also leases a fleet of transportation equipment for the primary purpose of delivering merchandise from the Company's warehouses to its dealers.


                                    29

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                                  LEFT BLANK























                                  30


                         INDEX TO FINANCIAL STATEMENTS

                                                                       Page

Independent Auditors' Report                                            32

Balance Sheets as of December 31, 1994 and 1993                         33

Statements of Earnings for the three years in the period
   ended December 31, 1994                                              35

Statements of Member Dealers' Equity for the three years
   in the period ended December 31, 1994                                36

Statements of Cash Flows for the three years in the period
   ended December 31, 1994                                              37

Notes to Financial Statements                                           38









                                    31












                         INDEPENDENT AUDITORS' REPORT


The Board of Directors
Ace Hardware Corporation:

   We have audited the balance sheets of Ace Hardware Corporation as of December 31, 1994 and 1993, and the related statements of earnings, member dealers' equity, and cash flows for each of the years in the three-year period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ace Hardware Corporation at December 31, 1994 and 1993, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1994 in conformity with generally accepted accounting principles.



                                         KPMG PEAT MARWICK LLP


Chicago, Illinois
January 31, 1995




                                    32










                                        ACE HARDWARE CORPORATION

                                             BALANCE SHEEET

                                       December 31, 1994 and 1993


                                                ASSETS



                                                                    1994             1993
                                                                       (000's omitted)
Current assets:
  Cash, and Cash Equivalents                                     $   4,868         $   4,142
  Receivables:

    Dealers                                                        228,584           183,493
    Others                                                          32,377            29,831

                                                                   260,961           213,324
    Less Allowance for doubtful receivables                         (1,350)             (720)

        Net receivables                                            259,611           212,604


  Inventories (Note 2)                                             270,391           263,576
  Prepaid expenses and other current assets                          6,810             6,869

        Total current assets                                       541,680           487,191


Property and equipment (Notes 4 and 9):
  Land                                                              14,219            13,673
  Buildings and improvements                                       135,252           131,794
  Warehouse equipment                                               48,947            47,146
  Office equipment                                                  53,965            48,842
  Manufacturing equipment                                           12,165            12,012
  Transportation equipment                                          14,557            12,508
  Leasehold improvements                                            10,925             6,553
  Construction in progress                                           7,561             2,319

                                                                   297,591           274,847

  Less accumulated depreciation and amortization                  (120,493)         (108,710)

        Net property and equipment                                 177,098           166,137

  Other assets                                                       6,703            14,160

                                                                 $ 725,481         $ 667,488



                             See accompanying notes to financial statements.



                                    33




                                        ACE HARDWARE CORPORATION

                                             BALANCE SHEETS
                                       December 31, 1994 and 1993


                                 LIABILITIES AND MEMBER DEALERS' EQUITY


                                                                     1994              1993
                                                                         (000's omitted)
Current Liabilities:
  Current installments of long-term debt (Note 4)                $    7,369        $   10,707

  Short-term borrowings (Note 3)                                     30,000            38,500

  Accounts payable                                                  293,088           234,190

  Patronage dividends payable in cash (Note 5)                       27,302            25,766

  Patronage refund certificates payable (Note 5)                      1,315            11,059

  Accrued expenses                                                   38,627            33,682

        Total current liabilities                                   397,701           353,904


Long-term debt (Note 4)                                              64,287            71,286


Patronage refund certificates payable (Note 5)                       63,666            56,270


Member dealers' equity (Notes 5 and 8):

  Class A Stock of $1,000 par value                                   3,924             3,946

  Class B Stock of $1,000 par value                                   6,499             6,499

  Class C Stock of $100 par value                                   164,666           153,155

  Class C Stock of $100 par value, issuable to dealers for
     patronage dividends                                             21,766            19,064

  Additional stock subscribed, net                                      555               613

  Retained earnings                                                   5,624             5,622

  Contributed capital                                                 3,295             3,295

                                                                    206,329           192,194

  Less:  Treasury stock, at cost                                     (6,502)           (6,166)

        Total member dealers' equity                                199,827           186,028


Commitments (Notes 6 and 9)                                             --                --

                                                                 $  725,481        $  667,488


                                 See accompanying notes to financial statements.



                                    34



                                            ACE HARDWARE CORPORATION



                                             STATEMENTS OF EARNINGS


                                                                        Year Ended December 31,

                                                             1994                1993              1992
                                                                           (000's omitted)
Net sales                                                $ 2,326,115         $ 2,017,763        $ 1,870,625

Cost of sales                                              2,158,896           1,867,326          1,723,017

        Gross Profit                                         167,219             150,437            147,608


Operating expenses:

   Warehouse and distribution (Note 2)                        29,379              31,650             32,291

   Selling, general and administration                        63,515              54,378             48,451

        Total operating expenses                              92,894              86,028             80,742

        Operating income                                      74,325              64,409             66,866

   Interest expense (Note 11)                                (12,035)             (9,798)            (8,380)

   Other income, net (Note 11)                                 3,716               2,909              2,852

   Income taxes (Note 7)                                      (1,484)               (428)              (571)

        Net earnings                                          64,522              57,092             60,767




   Retained earnings at beginning of year                      5,622               7,553              9,993

   Net earnings                                               64,522              57,092             60,767

   Patronage Dividends (Notes 5 and 8)                       (64,520)            (59,023)           (63,207)


   Retained earnings at end of year                      $     5,624         $     5,622        $     7,553


                                  See accompanying notes to financial statements.



                                    35



                                       ACE HARDWARE CORPORATION


                                 STATEMENTS OF MEMBER DEALERS' EQUITY

                                  Three Years Ended December 31, 1994

                                            (000's omitted)

                                                                                        Class C
                                                                                         Stock
                                                                                      Issuable to
                                                                                      Dealers for   Additional
                                              Class A       Class B       Class C      Patronage      Stock
                                               Stock         Stock         Stock       Dividends   Subscribed*
Balance at December 31, 1991                 $ 4,165       $ 6,499     $ 130,083      $  14,841        $ 1,069

   Net earnings                                  --            --            --             --             --

   Net payments on subscriptions                 --            --            --             --           1,302

   Stock issued                                  224           --         16,191        (14,841)        (1,574)

   Stock repurchased                             --            --            --             --             --

   Stock retired                                (329)          --         (7,260)           --             --

   Stock issuable as patronage dividends         --            --            --          20,301            --

   Patronage dividends payable                   --            --            --             --             --

Balance at December 31, 1992                 $ 4,060       $ 6,499     $ 139,014      $  20,301        $   797

   Net earnings                                  --            --            --             --             --

   Net payments on subscriptions                 --            --            --             --           1,049

   Stock issued                                  157           --         21,377        (20,301)        (1,233)

   Stock repurchased                             --            --            --             --             --

   Stock retired                                (271)          --         (7,236)           --             --

   Stock issuable as patronage dividends         --            --            --          19,064            --

   Patronage dividends payable                   --            --            --             --             --

Balance at December 31, 1993                 $ 3,946       $ 6,499     $ 153,155      $  19,064        $   613

   Net earnings                                  --            --            --             --             --

   Net payments on subscriptions                 --            --            --             --           1,394

   Patronage financing deductions                --            --            --          (1,086)           --

   Stock issued                                  218           --         19,212        (17,978)        (1,452)

   Stock repurchased                             --            --            --             --             --

   Stock retired                                (240)          --         (7,701)           --             --

   Stock issuable as patronage dividends         --            --            --          21,766            --

   Patronage dividends payable                   --            --            --             --             --

Balance at December 31, 1994                 $ 3,924       $ 6,499     $ 164,666      $  21,766        $   555

                                          (Table Continued on following page)

           * Additional stock subscribed is comprised of the following amounts at December 31, 1992, 1993 and 1994:

                                                              1992        1993        1994
                           Class A Stock . . . . . . . . .   $  185      $  223      $  291
                           Class B Stock . . . . . . . . .      --          --          --
                           Class C Stock . . . . . . . . .    2,184       1,952       2,180

                                                              2,369       2,175       2,471
                           Less unpaid portion . . . . . .    1,572       1,562       1,916

                                                             $  797      $  613      $  555



                                              Retained       Contributed        Treasury
                                              Earnings         Capital           Stock            Total
Balance at December 31, 1991                 $  9,993         $ 3,295         $ (5,534)        $ 164,411

   Net earnings                                60,767             --               --             60,767

   Net payments on subscriptions                  --              --               --              1,302

   Stock issued                                   --              --               --                --

   Stock repurchased                              --              --            (7,893)           (7,893)

   Stock retired                                  --              --             7,589               --

   Stock issuable as patronage dividends          --              --               --             20,301

   Patronage dividends payable                (63,207)            --               --            (63,207)

Balance at December 31, 1992                 $  7,553         $ 3,295         $ (5,838)        $ 175,681

  Net earnings                                 57,092             --               --             57,092

  Net payments on subscriptions                   --              --               --              1,049

  Stock issued                                    --              --               --                --

  Stock repurchased                               --              --            (7,835)           (7,835)

  Stock retired                                   --              --             7,507               --

  Stock issuable as patronage dividends           --              --               --             19,064

  Patronage dividends payable                 (59,023)            --               --            (59,023)

Balance at December 31, 1993                 $  5,622         $ 3,295         $ (6,166)        $ 186,028

  Net earnings                                 64,522             --               --             64,522

  Net payments on subscriptions                   --              --               --              1,394

  Net payments on patronage
      financing programs                          --              --               --             (1,086)

  Stock issued                                    --              --               --                --

  Stock repurchased                               --              --            (8,277)           (8,277)

  Stock retired                                   --              --             7,941               --

  Stock issuable as patronage dividends           --              --               --             21,766

  Patronage dividends payable                 (64,520)            --               --            (64,520)

Balance at December 31, 1994                 $  5,624         $ 3,295        $  (6,502)        $ 199,827


                                See accompanying notes to financial statements.



                                    36



                                                  ACE HARDWARE CORPORATION


                                                  STATEMENTS OF CASH FLOWS





                                                                                   Year Ended December 31,
                                                                                       (000's omitted)
Operating Activities:                                                     1994               1993                1992
Net earnings                                                           $ 64,522           $ 57,092            $ 60,767

Adjustments to reconcile net earnings to net cash provided by operating activities:

   Depreciation                                                          16,954             16,156              14,817

   Loss on sale of property and equipment                                   175                460                 507

   Increase in accounts receivable, net                                 (47,007)           (18,880)            (32,783)

   Increase in inventories                                               (6,815)           (50,099)             (2,091)

   (Increase) Decrease in prepaids and other current assets                  59               (352)               (632)

   Increase (Decrease) in accounts payable and accrued expenses          63,843             58,087              (2,237)

        Net Cash Provided by Operating Activities                        91,731             62,464              38,348


Investing Activities:

   Purchase of property, plant and equipment                            (28,277)           (16,346)            (34,582)

   Proceeds from sale of property and equipment                             187                238                  83

   (Increase) Decrease in other assets                                    7,457             (1,991)             (3,831)

        Net Cash Used in Investing Activities                           (20,633)           (18,099)            (38,330)


Financing Activities:
   (Payments of) Proceeds from short-term borrowings                     (8,500)           (17,500)             34,000

   Proceeds from Notes Payable                                              --              30,000              20,000

   Principal payments on long-term debt                                 (10,337)            (1,092)            (16,170)

   Payment of cash portion of patronage dividend                        (25,766)           (27,538)            (26,864)

   Payments of Patronage refund certificates
   and patronage financing deductions                                   (18,886)           (19,451)             (9,182)

   Proceeds from sale of common stock                                     1,394              1,049               1,302

   Repurchase of common stock                                            (8,277)            (7,835)             (7,893)

        Net Cash Used by Financing Activities                           (70,372)           (42,367)             (4,807)

Increase (Decrease) in Cash and Cash Equivalents                            726              1,998              (4,789)

Cash and Cash Equivalents at beginning of year                            4,142              2,144               6,933

        Cash and Cash Equivalents at end of year                       $  4,868          $   4,142           $   2,144


                                See accompanying notes to financial statements.

                                    37


                           ACE HARDWARE CORPORATION


                        NOTES TO FINANCIAL STATEMENTS


(1) Summary of Significant Accounting Policies

   (a)  The Company and Its Business
   The Company operates as a wholesaler of hardware and related products, and manufactures paint products. As a dealer-owned cooperative, the Company distributes substantially all of its patronage sourced earnings in the form of patronage dividends to its member dealers based on their volume of merchandise purchases.

   (b)  Cash Equivalents
   The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

   (c)  Receivables
   Receivables from dealers include amounts due from the sale of merchandise and special equipment used in the operations of dealers' businesses. Other receivables are principally amounts due from suppliers for promotional and advertising allowances.

   (d)  Inventories
   Inventories are valued at the lower of cost or net realizable value. Cost is determined using the last-in, first-out method on substantially all inventories.

   (e)  Property and Equipment
   Property and equipment are stated at cost less accumulated depreciation and amortization. Expenditures for maintenance, repairs and renewals of relatively minor items generally are charged to earnings. Significant improvements or renewals are capitalized.

   Depreciation expense is computed on both straight-line and accelerated methods based on estimated useful lives as follows:

                                           Useful Life         Principal
                                              Years        Depreciation Method

Buildings and improvements                    10-40         Straight line
Warehouse equipment                            5-10         Sum of years
Office equipment                               3-10         Various
Manufacturing equipment                        3-20         Straight line
Transportation equipment                       3-7          Straight line

   Leasehold improvements are generally amortized on a straight-line basis over the term of the respective leases.

   (f) Retirement Plans
   The Company has retirement plans covering substantially all non-union employees. Costs with respect to the noncontributory pension plans are determined actuarially and consist of current costs and amounts to amortize prior service costs and unrecognized gains and losses. The Company contribution under the profit sharing plan is determined annually by the Board of Directors.

   (g) Reclassifications
   Certain financial statement reclassifications have been made to prior year amounts to conform to comparable classifications followed in 1994.


                                    38


                           ACE HARDWARE CORPORATION


                   NOTES TO FINANCIAL STATEMENTS-(Continued)


(2) Inventories
   Inventories consist primarily of merchandise inventories. Substantially all of the Company's inventory is valued on the last-in, first-out (LIFO) method; the excess of replacement cost over the LIFO value of inventory was approximately $65,052,000 and $63,615,000 at December 31, 1994 and 1993,
respectively. Indirect costs, consisting primarily of warehousing costs, are absorbed as inventory costs rather than period costs.


(3) Short-Term Borrowings
   Short-term borrowings were utilized during 1994 and 1993. The maximum amount outstanding at any month-end during the period was $115,500,000 in 1994 and $91,000,000 in 1993. The interest rate effective as of December 31, 1994 and 1993 was 6.5% and 3.6%, respectively. Short term borrowings outstanding as of December 31, 1994 and 1993 were $30,000,000 and $38,500,000, respectively. At December 31, 1994 the Company has available a revolving credit facility with a group of banks providing for $100 million in committed lines and $50 million in uncommitted lines. The aggregate unused line of credit available at December 31, 1994 and 1993 was $120,000,000 and $69,000,000, respectively. At December 31, 1994, the Company had no compensating balance requirements. Aggregate compensating balances (not legally restricted) at December 31, 1993 was $600,000.


(4) Long-Term Debt
   Long-term debt is comprised of the following:

                                                                                 December 31,
                                                                             1994             1993
                                                                                (000's omitted)
Industrial Development Revenue and Variable Rate Bonds:

    $125,000 payable quarterly through December 1, 1996 with interest
      at 65% of the prime rate                                              $ 1,000          $ 1,500
    $8,250,000 due on February 1, 1994 with interest payable monthly beginning September 1, 1988 at variable rates ranging from
      1.95% to 4.95%                                                            --             8,250

Notes Payable:
    $20,000,000 due in quarterly installments of $540,500 commencing
      July 1, 1994 with interest payable quarterly beginning
      January 1, 1992 at a fixed rate of 8.74%                               18,919           20,000
    $20,000,000 due in quarterly installments of $952,400 commencing
      January 1, 1995 with interest payable quarterly beginning
      October 1, 1992 at a fixed rate of 6.89%                               20,000           20,000
    $30,000,000 due in semi-annual installments of $2,000,000 commencing
      June 22, 2001 with interest payable quarterly beginning
      December 22, 1993 at a fixed rate of 6.47%                             30,000           30,000

Liability under capitalized leases (see Note 9)                                 726            1,197

Installment notes with maturities through 1998 with various
      interest rates                                                          1,011            1,046

                                                                             71,656           81,993
Less current installments                                                     7,369           10,707

                                                                            $64,287          $71,286

                                    39


                           ACE HARDWARE CORPORATION


                    NOTES TO FINANCIALSTATEMENTS-(Continued)

   Prime interest rates in effect ranged from 6.0% to 8.5% in 1994 and were 6.0% in 1993.

   Aggregate maturities of long-term debt are $7,369,000, $7,060,000, $6,131,000, $6,064,000 and $5,972,000 in 1995 through 1999, respectively.

   The fair value of the Company's debt based upon discounting of future cash flows does not materially vary from the carrying value of such debt as of December 31, 1994.


(5) Patronage Dividends and Refund Certificates Payable
   The Company operates as a cooperative organization and has paid or will pay patronage dividends to member dealers on the portion of earnings derived from business done with such dealers. Patronage dividends are allocated in proportion to the volume of purchases by member dealers during the period. The amount of patronage dividends to be remitted in cash depends upon the level of dividends earned by each member outlet, varying from 20% on the total dividends under $5,000 and increasing by 5% on total dividends for each subsequent $2,500 earned to a maximum of 40% on total dividends exceeding $12,500. All amounts exceeding the cash portions will be distributed in the form of Class C $100 par value stock, to a maximum based upon the current year's purchase volume or $20,000 whichever is greater, and thereafter in a combination of additional cash and patronage refund certificates having maturity dates and bearing interest as determined by the Board of Directors. A portion of the dealer's annual patronage dividends distributed under the above plan in a form other than cash can be applied toward payment of principal and interest on any balances outstanding for approved exterior signage and computer equipment financing.

   The patronage dividend composition for 1994, 1993 and 1992 follows:

                            Subordinated       Class       Patronage       Total
                 Cash          Refund            C         Financing      Patronage
               Portion      Certificates       Stock       Deductions     Dividend
                                          (000's omitted)
1994           $27,302        $ 9,920         $21,766        $5,532        $64,520
1993            25,766         12,728          19,064         1,465         59,023
1992            27,538         14,598          20,301           770         63,207

   Patronage dividends are allocated on a calendar year basis with issuance in the following year.

   The patronage refund certificates outstanding at December 31, 1994 are payable as follows:

                                                               Interest
                January 1,                       Amount          Rate
                                            (000's omitted)
                 1995                           $ 1,315          7.0%
                 1996                            12,868          7.0
                 1997                            14,570          6.25
                 1998                            14,227          6.0
                 1999                            12,081          6.0
                 2000                             9,920          7.0

                                    40



                           ACE HARDWARE CORPORATION


                   NOTES TO FINANCIAL STATEMENTS-(Continued)


   On January 1, 1994 the Company prepaid a portion of the patronage refund certificates payable on January 1, 1995 and accordingly, these certificates are classified as current liabilities in the December 31, 1993 balance sheet. The remaining patronage refund certificates payable on January 1, 1995 will be paid in January 1995.


(6) Retirement Plans
   The Company has defined benefit pension plans covering substantially all non-union employees. Benefits are based on years of service, highest average compensation (as defined) and the related profit sharing and primary social security benefit. Contributions to the plan are based on the Entry Age Normal, Frozen Initial Liability actuarial funding method and are limited to amounts that are currently deductible for tax reporting purposes. As of December 31, 1994, plan assets were held primarily in group annuity and guaranteed interest contracts, equities and mutual funds.

   Pension income for the years 1994, 1993 and 1992 included the following components:

                                                              1994            1993           1992
                                                                         (000's omitted)
       Service cost - benefits earned during the period      $   323        $   292        $   338
       Interest cost on projected benefit obligation             805            752            722
       Actual return on plan assets                             (121)        (1,104)          (975)
       Net amortization and deferral                          (1,073)          (169)          (313)

       Net periodic pension income                           $   (66)       $  (229)       $  (228)


   The following table sets forth the funded status of the plans and amounts recognized in the Company's Balance Sheet at December 31, 1994 and 1993 (September 30th measurement date):

                                                                     1994             1993
                                                                        (000's omitted)
      Accumulated benefit obligation, including vested
        benefits of $10,919,000 and $8,500,000                      $11,384          $ 9,515

      Plan assets at fair value                                     $13,654          $14,023

      Projected benefit obligation for service rendered to date      12,364           10,897

      Plan assets in excess of projected benefit obligation         $ 1,290          $ 3,126

      Unrecognized net (gain) loss from past experience
        different from that assumed and effects of changes
        in assumptions                                                3,361            1,544

      Remaining unrecognized net asset being amortized
        over participants average remaining service period           (1,983)          (2,148)

      Prepaid pension cost included in other assets                 $ 2,668          $ 2,522



                                    41


                           ACE HARDWARE CORPORATION


                   NOTES TO FINANCIAL STATEMENTS-(Continued)


   The weighted average discount rate used in determining the actuarial present value of the projected benefit obligation was 7.0% in 1994 and 7.5% in 1993. The related expected long-term rate of return was 8.0% in 1994 and 8.5% in 1993. The rate of increase in future compensation was projected using actuarial salary tables plus 1% in 1994 and using a rate of 6% in 1993.

   The Company also participates in several multi-employer plans covering union employees. Amounts charged to expense and contributed to the plans totaled approximately $282,000, $275,000, and $426,000 in 1994, 1993 and
1992, respectively.

   The Company's profit sharing plan contribution for the years ended 1994, 1993, and 1992 was approximately $9,381,000, $8,690,000 and $7,374,000, respectively.

   The Company has no significant post-retirement benefit liabilities as defined under Financial Accounting Standard No. 106.


(7) Income Taxes
   As a cooperative, the Company distributes substantially all of its patronage sourced earnings to its members in the form of patronage dividends. The 1994, 1993 and 1992 provisions for federal income taxes were $924,000, $141,000 and $162,000, respectively, and for state income taxes were $560,000, $287,000 and $409,000, respectively.

   The Company made tax payments of $1,428,000, $357,000, and $728,000 during 1994, 1993 and 1992, respectively.


(8) Member Dealers' Equity
   The Company's founders for many years contemplated that the ownership of the Company would eventually be with the Company's member dealers. Prior to November 30, 1976, dealers deposited monies to the Ace Dealer's Perpetuation Fund for the purpose of accumulating funds for the purchase of stock when such ownership became available. The Company registered its stock with the Securities and Exchange Commission on October 1, 1976 and existing dealers who subscribed for stock applied their deposits toward payment of such shares. The small number of dealers who did not subscribe for shares had their respective deposits refunded during 1977.



                                    42



                           ACE HARDWARE CORPORATION


                   NOTES TO FINANCIAL STATEMENTS-(Continued)


The Company's classes of stock are described below:

                                                                      Number of Shares
                                                                       at December 31,
                                                                     1994           1993
       Class A Stock, voting, redeemable at par value --
         Authorized                                                  10,000         10,000
         Issued and outstanding                                       3,924          3,946
       Class B Stock, nonvoting, redeemable at not less than
             twice par value --
         Authorized                                                   6,500          6,500
         Issued                                                       6,499          6,499
         Outstanding                                                  3,248          3,416
         Treasury stock                                               3,251          3,083
       Class C Stock, nonvoting, redeemable at not less than
             par value --
         Authorized                                               2,000,000      2,000,000
         Issued and outstanding                                   1,646,656      1,531,549
         Issuable as patronage dividends                            217,658        190,635
       Additional Stock Subscribed:
         Class A Stock                                                  291            223
         Class B Stock                                                  --             --
         Class C Stock                                               21,800         19,520

   At December 31, 1994 and 1993 there were no common shares reserved for options, warrants, conversions or other rights; nor were any options granted or exercised during the two years then ended.

   Member dealers may subscribe for the Company's stock in various prescribed combinations. Only one share of Class A Stock may be owned by a dealer with respect to the first member retail outlet controlled by such dealer. Only four shares of Class B Stock may be owned by a dealer with respect to each retail outlet controlled by such dealer, but only if such outlet was a member of the Company on or before February 20, 1974. An appropriate number of shares of Class C Stock must be included in any subscription by a dealer in an amount to provide that such dealer has a par value of all shares subscribed for equal to $5,000 for each retail outlet. Unregistered shares of Class C Stock are also issued to dealers in connection with patronage dividends. No dividends can be declared on any shares of any class of the Company's Stock.

   Upon termination of the Company's membership agreement with any retail outlet, all shares of stock of the Company, held by the dealer owning or controlling such outlet, must be sold back to the Company, unless a transfer of such shares is made to another party accepted by the Company as a member dealer with respect to the same outlet.

   A Class A share is issued to a member dealer only when the share subscribed has been fully paid. Class B and Class C shares are only issued when all such shares subscribed with respect to a retail outlet have been fully paid. Additional Stock Subscribed in the accompanying statements represents the par value of shares subscribed, reduced by the unpaid portion.


                                    43


                           ACE HARDWARE CORPORATION


                   NOTES TO FINANCIAL STATEMENTS-(Continued)


   All shares of stock are currently issued and repurchased at par value, except for Class B Stock which is repurchased at twice its par value, or $2,000 per share. Upon retirement of Class B shares held in treasury, the excess of redemption price over par is allocated equally between contributed capital and retained earnings.

   Transactions during 1993 and 1994 affecting treasury shares follow:

                                                           Shares Held in Treasury
                                                    Class A        Class B       Class C
Balance at December 31, 1992                           --           2,919            --
   Stock issued                                        --             --             --
   Stock repurchased                                   271            164         72,359
   Stock retired                                      (271)           --         (72,359)

Balance at December 31, 1993                           --           3,083            --
   Stock issued                                        --             --             --
   Stock repurchased                                   240            168         77,013
   Stock retired                                      (240)           --         (77,013)

Balance at December 31, 1994                           --           3,251            --


(9) Commitments
   Leased property under capital leases is included under "Property and Equipment" in the balance sheets as follows:

                                                                 December 31,
                                                               (000's omitted)
                                                              1994         1993
     Buildings and improvements                             $ 3,422      $ 3,422
     Data processing equipment                                  723          723
     Less: Accumulated depreciation and amortization         (3,609)      (3,291)

                                                            $   536      $   854


                                    44


                           ACE HARDWARE CORPORATION


                    NOTES TO FINANCIALSTATEMENTS-(Continued)


   The Company rents buildings and warehouse, office and certain other equipment under operating and capital leases. At December 31, 1994 annual minimum rental commitments under leases that have initial or remaining noncancelable terms in excess of one year were as follows:

Year Ending                                       Capital      Operating
December 31,                                      Leases         Leases
                                                    (000's omitted)

1995                                               $502          $ 9,421
1996                                                271            7,746
1997                                                --             5,768
1998                                                --             4,502
1999                                                --             3,448
Thereafter                                          --            24,780

     Total minimum lease payments                  $773          $55,665

Less amount representing interest                    47

Present value of total minimum lease payments      $726


   All leases expire prior to 2010. Under certain leases, the Company pays real estate taxes, insurance and maintenance expenses in addition to rental expense. Management expects that in the normal course of business, leases that expire will be renewed or replaced by other leases. Rent expense was approximately $21,814,000, $21,444,000 and $21,073,000 in 1994, 1993 and
1992, respectively. Rent expense includes $4,382,000, $4,282,000 and $3,706,000 in contingent rentals paid in 1994, 1993 and 1992, respectively, primarily for transportation equipment mileage.


(10) Supplementary Income Statement Information
   Gross media expense, prior to income offsets from dealers and suppliers, amounting to $52,185,000, $48,293,000 and $47,813,000 were charged to operations in 1994, 1993, and 1992, respectively.


(11) Interest Expense and Other Income, Net
   Capitalized interest totaled $213,000, $29,000 and $836,000 in 1994, 1993 and 1992, respectively. Interest paid was $13,518,000, $10,670,000 and $9,149,000 in 1994, 1993 and 1992, respectively.


                                    45



Item 6. Selected Financial Data

                                  SELECTED FINANCIAL DATA


Income Statement Data:
                                                                              Year Ended December 31,
                                                         1994           1993           1992           1991           1990
                                                                                 (000's omitted)
Net sales                                            $2,326,115     $2,017,763     $1,870,625     $1,704,203     $1,625,029
Cost of sales                                         2,158,896      1,867,326      1,723,017      1,569,871      1,497,147

Gross profit                                            167,219        150,437        147,608        134,332        127,882
Total expenses                                          102,697         93,345         86,841         75,175         67,470

Net earnings                                            $64,522        $57,092        $60,767        $59,157        $60,412

Patronage dividends (Notes A, B, 5 and 8)               $64,520        $59,023        $63,207        $57,729        $57,519



Balance Sheet Data:
                                                                              Year Ended December 31,
                                                         1994           1993           1992           1991           1990
                                                                                 (000's omitted)
Total assets                                           $725,481       $667,488       $594,676       $540,953       $479,202
Working capital                                         143,979        133,287        103,952        105,899         92,376
Long-term debt                                           64,287         71,286         51,696         38,737         22,521
Patronage refund certificates payable, long-term         63,666         56,270         55,389         58,559         52,134
Member dealers' equity                                  199,827        186,028        175,681        164,411        154,563


(A) The Company operates as a cooperative organization, and pays patronage dividends to member dealers on earnings derived from business done with such dealers. It is the practice of the Company to distribute substantially all patronage sourced earnings in the form of patronage dividends.

(B) The form in which patronage dividends are to be distributed can only be determined at the end of each year when the amount distributable to each of the member dealers is known. For the five years ended December 31, 1994, patronage dividends were payable as follows:

                                                         1994           1993           1992           1991           1990
                                                                                 (000's omitted)
In cash                                                $ 27,302       $ 25,766       $ 27,538       $ 26,864       $ 26,462
In patronage refund certificates payable                  9,920         12,728         14,598         15,176         13,597
In Class C Stock                                         21,766         19,064         20,301         14,841         16,322
In patronage financing deductions                         5,532          1,465            770            848          1,138

Total patronage dividends                              $ 64,520       $ 59,023       $ 63,207       $ 57,729       $ 57,519

(C) Numbered notes refer to Notes to Financial Statements, beginning on page 38.

(5) and (8) Refers to Notes 5 and 8 to the financial statements included in pages 40, 42, and 43 of this Form S-2.

                                    46



                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Liquidity and Capital Resources

   The Company's ability to generate cash adequate to meet its needs ("liquidity") results from internally generated funds, short-term lines of credit and long-term financings (see Notes 3 and 4 to the financial statements). These sources have been sufficient to finance the Company's seasonal and other working capital requirements and its capital expenditure programs.


   The Company's long and short-term liquidity is dependent on retail growth as described under the "Company's Business". Nothing in the Company's plans as discussed under the "Company's Business" has lead or is expected to lead to any material change in pricing, margins or product focus or is expected to materially impact the results or operations or liquidity of the Company. The Company's long-term strategic plan is only for a renewal focus on supporting retail growth. Retail growth provides equity growth for the Company. Recognizing the need for equity growth in order to properly capitalize the Company, the patronage stock formula for years beginning in 1995 was changed. See "Forms of Patronage Dividend Distributions." Also, beginning in 1994, patronage dividend distributions are made on the basis of the lesser of book or taxable income. The Company's working capital (as defined by Current Assets less Current Liabilities) has shown steady increases since 1992. Additionally, to help ensure adequate accessibility to cash, the Company entered into a $100 million committed revolving credit agreement in 1994. The Company believes that these changes and the retail growth of the membership will provide adequate liquidity for the long-term.


   Additionally, in the second quarter of 1994, the Company established a committed unsecured revolving credit facility for $100 million with a group of banks. The Company had unused unsecured lines of credit of $120.0 million at December 31, 1994. Any borrowings under these lines of credit would bear interest at the prime rate or less. Long-term financings are arranged as determined necessary to meet the Company's capital or other requirements, with principal amount, timing and form dependent on prevailing debt markets and general economic conditions. The Company's credit facilities provide that certain ratios be maintained with the only material covenant related to fixed charge coverage. The Company is in compliance with all debt covenants.

   Capital expenditures for new and improved facilities were $28.3, $16.3 and $34.6 million in 1994, 1993 and 1992, respectively. During 1994, the Company financed the $28.3 million of capital expenditures out of current and accumulated internally generated funds, and short-term borrowings.
1995 capital expenditures are anticipated to be approximately $44.3 million primarily for a new distribution facility and improvements to existing facilities.


   As a cooperative, the Company distributes substantially all of its patronage source earnings to its members in the form of patronage dividends, which are deductible for income tax purposes (see headings
"Patronage Dividend Determinations And Allocations" and "Federal Tax
Treatment of Patronage Dividends"). Prior to 1994, patronage dividends were distributed on the basis of taxable income. Accordingly, patronage dividends can exceed net income or be less than net income due to the timing of certain items for income tax purposes. The Board of Directors does have the authority to determine reasonable reserves for the purpose of ensuring the welfare of the Company, but it has been the practice of the Company to distribute substantially all patronage sourced earnings in the form of patronage dividends. Non-patronage sourced earnings (including international earnings) have been minimal in all years presented except for capital gains related to the sale and leaseback of two distribution centers in 1990 and 1991 which resulted in nonpatronage sourced income not available for distribution as patronage dividends.

   No adverse trends in revenues or net income have occurred since the end of
the Company's last reported financial period.   The Company expects that
existing and new internally generated funds, along with established lines of credit and long-term financings, will continue to be sufficient to finance the Company's patronage dividend and capital expenditure programs.



Operations-1994 Compared to 1993

   Net sales increased 15.3% in 1994 primarily due to increases in volume from existing dealers (12.1% increase) and increased International sales. Sales of basic hardware and paint merchandise (including warehouse, bulletin, and direct shipments) increased 13.5%. Increased advertising activity fueled strong 1994 promotional increases, particularly in the warehouse sales categories. Lumber and building material sales experienced higher percentage increases in 1994 as sales efforts were accelerated. Net dealer outlets increased in 1994 as set forth on page 15 partially reversing previous year declines. Targeted sales efforts on new store development and conversions to the Ace program and increased emphasis on dealer retail success resulted in positive 1994 dealer growth.


   Gross profit increased $16.8 million or 11.2% vs. 1993 due primarily to the strong sales results in the basic sales categories and strong manufacturing profits. As a percent of sales, however, gross profit declined due to continued growth of competitively priced and promotional items within the overall sales mix. Upfront rebates through reduced handling charges and low upfront pricing programs and discounts have accelerated and reduced gross profit as a percent of sales. The impact of LIFO inventory accounting on gross profit and results of operations was immaterial in both 1994 and 1993.


   Warehouse and distribution expenses decreased by $2.3 million or 7.2%, and as a percent of sales due to increased traffic revenues and reduced building and operating costs due to the replacement of a facility in 1993.



                                    47



   Selling, general, and administration expenses increased by $9.1 million or 16.8% and as a percent of sales due to reduced net advertising income, increased personnel costs for field retail support and increased marketing costs. Increases within these expense categories are directly related to retail support of Ace dealers.


   As a separate Division of the Company, the Paint Division produced net income of $6.7 million in 1994 vs. $5.1 million in 1993.


   Interest expense increased $2.2 million in 1994 due to increased borrowing levels to fund the sales growth and increased interest rates. The use of both short-term borrowings and long-term financing is expected to continue to fund planned capital expenditures (see liquidity and capital resources and Notes 3 and 4 to the financial statements).

   Other income increased $807,000 or 27.7% in 1994 due to increased interest income related to dealer financing programs and 1993 losses on asset disposals at a replaced facility which did not re-occur in 1994.


Operations-1993 Compared to 1992

   Net sales increased 7.9% in 1993 primarily due to increases in volume from existing dealers. Sales of basic hardware and paint merchandise (including warehouse, bulletin, and direct shipments) increased 6.8%.
Lumber and building material sales experienced a higher percentage increase in 1993. Net dealer outlets decreased as set forth on page 15 as a result of increased competition and more sales and marketing emphasis with existing dealers rather than new store development.

   Gross profit increased $2.8 million or 1.9% vs. 1992 due primarily to higher net merchandise discounts and allowances. Gross profit decreased as a percent of sales, however, due to reduced handling charges on competitively priced items and shifts in the Company's sales mix.

   Warehouse and distribution expenses decreased by $641,000 or 2.0% due to decreased building rental and facility costs and increased levels of warehousing costs absorbed into cost of sales, partially offset by increased personnel and equipment costs and traffic freight subsidies.

   Selling, general, and administration expenses increased by $5.9 million or 12.2% due to higher personnel costs and marketing expenses partially offset by higher advertising and retail support income.

   Interest expense increased $1.4 million in 1993 despite lower interest rates due to increased borrowing levels resulting from the financing of planned capital expenditures and increased inventory levels.


Inflation and Changes in Prices

   The Company's business is not generally governed by contracts that establish prices substantially in advance of the receipt of goods or services. As vendors increase their prices for merchandise supplied to the Company, the Company increases the price to its dealers in an equal amount plus the normal handling charge on such amounts. In the past, these increases have provided adequate gross profit to offset the impact of inflation on operating expenses.



                                    48



                                  MANAGEMENT

   The directors and the executive officers of the Company are:

       Name                   Age             Position(s) Held

   Jennifer C. Anderson        44      Director

   Michael C. Bodzewski        45      Vice President-Merchandising

   Lawrence R. Bowman          48      Director

   David F. Hodnik             47      President and Chief Operating Officer

   Paul M. Ingevaldson         49      Vice President-Corporate Strategy and
                                       International Business

   Mark Jeronimus              46      Director

   Howard J. Jung              47      Director

   Rita D. Kahle               38      Vice President-Finance

   John E. Kingrey             51      Director

   Richard E. Laskowski        53      Chairman of the Board and Director

   David W. League             55      Vice President-General Counsel

   William A. Loftus           56      Senior Vice President-Retail Operations
                                       and Marketing

   David F. Myer               49      Vice President-Retail Support and New
                                       Business

   Fred J. Neer                55      Vice President-Human Resources

   Ray W. Osborne              58      Director

   Roger E. Peterson           57      Chief Executive Officer (CEO)

   Donald L. Schuman           56      Vice President-Information Systems

   Jon R. Weiss                59      Director

   Don S. Williams             53      Director

   James R. Williams           47      Director


   The primary type of business in which each director has been engaged during the past 5 years is that of the operation of one or more retail hardware stores.

   The By-laws of the Company provide that its Board of Directors shall be comprised of such number of persons, not less than 9 and not greater than 12, as shall be fixed from time to time by the Board of Directors. A minimum of 9 of the directors shall be dealer directors. A maximum of two of the directors may be non-dealer directors. A person shall be eligible for election or appointment as a non-dealer director without regard to whether or not such person is the owner of a retail business organization which is a stockholder of Ace Hardware Corporation, or an executive officer, general partner or general manager of such a retail business organization. The By-laws also provide for three classes of directors who are to be elected for staggered 3-year terms.

   The By-laws provide that no person is eligible to serve as a dealer director unless such person is either the owner of a retail business organization holding stock in the Company or an executive officer, general partner or general manager of such a retail business organization. Regional dealer directors are elected from geographic regions of the United States established by the Board in accordance with Article IV, Section 1 of the Company's By-laws. (See Appendix A). If the Board determines that all regions have representation by regional dealer directors and the maximum number of directors would not thereby be exceeded, then dealer directors at large may also be elected.

   The current geographic composition of each of the regions established by the Board of Directors for the election of directors pursuant to the applicable By-law provisions is as follows:

Region 1 - Maine, New Hampshire, Vermont, Massachusetts, Connecticut, Rhode
           Island, New York, Pennsylvania, New Jersey;


                                    49



Region 2 - Delaware, Maryland, Virginia, West Virginia, Kentucky, Tennessee,
           North Carolina, South Carolina, District of Columbia;

Region 3 - Alabama, Mississippi, Georgia, Florida;

Region 4 - Ohio, Indiana, Illinois;

Region 5 - Iowa, Missouri, Nebraska, Kansas, Colorado;

Region 6 - Arkansas, Louisiana, Oklahoma, Texas;

Region 7 - Alaska, Washington, Oregon, Idaho, Montana, Wyoming, Utah;

Region 8 - Arizona, New Mexico, Nevada, California, Hawaii;

Region 9 - Michigan, Minnesota, North Dakota, South Dakota, Wisconsin.


   In accordance with the applicable procedure established by the By-laws, the following directors have been selected as nominees for reelection at the annual stockholders meeting to be held on June 5, 1995 as directors of the classes, from the regions, and for terms as indicated below:


Nominee                                    Class      Region       Term

Richard E. Laskowski                       Third        4         3 years
James R. Williams                          Third        5         3 years
Lawrence R. Bowman                         Third        7         3 years


   The person named below has been selected as the nominee for election to the Board for the first time at the 1995 annual meeting as a non-dealer director of the class, and for the term indicated:


Nominee                           Age      Class      Region       Term

Roger E. Peterson                  57      Third       None       3 years


   Reference should be made to Article IV of the copy of the By-laws in Appendix A for information concerning the qualifications required for membership on the Board of Directors, the terms of directors, the limitations on the total period of time for which a director may hold office, the procedure established for the designation of Nominating Committees to select certain persons as nominees for election to the Board of Directors, and the procedure for filling vacancies on the Board for the remaining portion of unexpired terms.


                  INDEMNIFICATION OBLIGATIONS OF COMPANY AND
               S.E.C. POSITION ON SECURITIES ACT INDEMNIFICATION

   Under Article EIGHTH (b) of the restated Certificate of Incorporation of the Company, and Article XV, Section 1 of the By-laws of the Company, persons serving as directors, officers, employees or agents of or at the request of the Company are required to be indemnified by the Company against all expenses, liabilities and losses (including attorneys' fees, judgments, fines, excise taxes, or penalties under the U.S. Employee Retirement Income Security Act, as amended, and amounts paid or to be paid in settlement) reasonably incurred or suffered by them in connection with any action, suit or proceeding (whether civil, criminal, administrative or investigative) instituted or threatened to be instituted against them by reason of their service in any of the aforementioned capacities on behalf of the Company or at its request. The same section of the restated Certificate of Incorporation also authorizes the advancement of litigation expenses to any such person without specific approval of the Board of Directors in each specific case under certain circumstances.


                                    50




   Also, Article EIGHTH (a) of the restated Certificate of Incorporation provides that a director of the Company shall not be personally liable to the Company or to its stockholders for monetary damages arising solely out of such director's breach of fiduciary duty as a director. This provision does not affect a director's liability for monetary damages based upon such grounds as a breach of the duty of loyalty, a failure to act in good faith, intentional misconduct, a knowing violation of law, or the receipt of an improper personal benefit.

   The indemnification provisions described above would extend to and include proceedings under the federal Securities Act of 1933. However, insofar as indemnification for liabilities arising under said Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in said Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being offered by this Prospectus, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in said Act and will be governed by the final adjudication of such issue.








                                    51



                                  APPENDIX A

                                   BY-LAWS

                                     OF

                           ACE HARDWARE CORPORATION
                      (As Amended on September 20, 1994)

                                  ARTICLE I

                                   OFFICES

   SECTION 1. The registered office of the corporation in the State of Delaware shall be in the City of Wilmington in said State, and the registered agent in charge thereof shall be Corporation Service Company, 4305 Lancaster Pike. In the event that the business address of said registered agent in said State shall at any time be changed, the address of the corporation's registered office shall be deemed to have changed correspondingly.

   SECTION 2. The corporation may also have an office or offices in the Village of Oak Brook, Illinois, and at such other places as the Board of Directors may from time to time designate.


                                 ARTICLE II

                               CORPORATE SEAL

   SECTION 1. The corporate seal shall have inscribed thereon the name of the corporation and the words "Corporate Seal, Delaware".


                                 ARTICLE III

                          MEETINGS OF STOCKHOLDERS

   SECTION 1. The annual meeting of stockholders for the election of directors shall be held on such date between April 10 and June 10 of each year as shall be designated in a written communication mailed not less than 160 days prior to the designated date to each holder of record of a share of Class A stock of the corporation as of a date no earlier than 40 days preceding the date of such mailing. The Board of Directors shall adopt a resolution establishing each annual meeting date as designated in such communication, the purpose of which is to inform the Class A stockholders of the annual meeting date in advance of the commencement of the time period specified in Article XXIII, Section 3 of the By-laws for the submission to the President or Secretary of the corporation of proposed By-law amendments, director nominations, or other matters by a stockholder or stockholders. At each annual meeting the stockholders shall elect by plurality vote (and by written ballot unless the same shall be waived or dispensed with by a majority vote of the stockholders represented at the meeting) members of the class of directors whose terms expire at that time, and all directors so elected shall hold office until the date of the next annual meeting of the stockholders for the election of directors of such class or until their respective successors shall have been elected and qualified.

   SECTION 2. Special meetings of the stockholders may be called at any time by the President and shall be called by the President or Secretary on the request in writing or by vote of a majority of the whole Board of Directors or at the request in writing of stockholders of record owning ten percent (10%) in amount of the capital stock outstanding and entitled to vote. Any special meeting may be called for any specified purpose or purposes permitted by the General Corporation Law of Delaware and the Certificate of Incorporation of the corporation.

                                    A-1


   SECTION 3. All meetings of the stockholders for the election of directors shall be held at the office of the corporation in Oak Brook, Illinois, or at such other place within the United States of America as may from time to time be designated by the Board of Directors and stated in the notice of the meeting to be given under Article III, Section 6 of the By-laws. All other meetings of the stockholders shall be held at such place or places in the United States of America as may from time to time be designated by the Board of Directors and stated in the notice of meeting. Each meeting of the stockholders shall be held at such time of day as shall be approved by the Board of Directors.

   SECTION 4. A complete list of the stockholders entitled to vote at any meeting thereof, arranged in alphabetical order and showing the address of each stockholder and the number of shares registered in the name of each stockholder, shall be prepared by the Secretary or by such person as shall be designated by him to prepare such list. The list shall be kept on file at the registered office of the corporation in the State of Illinois and shall be subject to inspection by any stockholder at any time during usual business hours for a period of ten (10) days prior to the meeting, and the same shall also be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any stockholder during the whole time of the meeting.

   SECTION 5. Each stockholder entitled to vote shall, at every meeting of the stockholders, be entitled to one vote in person or by proxy, signed by him, for each share of voting stock held by him. Such right to vote shall be subject to the right of the Board of Directors to close the transfer books or to fix a record date for voting stockholders not more than sixty (60) nor less than ten (10) days before the date of the meeting as hereinafter provided, and if the directors shall not have exercised such right, no share of stock shall be voted on at any election for directors which shall have been issued or transferred on the books of the corporation within twenty (20) days next preceding such election.

   SECTION 6. Written notice of the time and place of the annual meeting and of any special meeting of stockholders shall be mailed or personally delivered to each stockholder entitled to vote thereat not less than thirty
(30) nor more than sixty (60) days prior to the date of the meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail in a sealed envelope addressed to the stockholder at his address as it appears on the records of the corporation, with postage prepaid thereon. Notice of any special meeting shall state in general terms the purposes for which the meeting is to be held.

   SECTION 7. The holders of a majority of the stock outstanding and entitled to vote at any meeting of the stockholders, represented in person or by proxy, shall constitute a quorum for the transaction of business at such meeting. In the absence of a quorum, the stockholders attending or represented at the time and place for such meeting may adjourn the meeting from time to time, without notice other than announcement of the time and place of the adjourned meeting at the meeting at which the adjournment is taken, until a quorum shall be present. At any such adjourned meeting at which a quorum shall be present, any business may be transacted which might have been transacted at the meeting as originally scheduled.


                                 ARTICLE IV

                                  DIRECTORS


   SECTION 1. The property and business of the corporation shall be managed and controlled by a Board of Directors, which shall be comprised of no fewer than 9 and no greater than 12 directors, as shall be fixed from time to time by the Board of Directors. A minimum of 9 of the directors shall be dealer directors. No person shall be eligible for election or appointment as a dealer director (whether as a regional dealer director or as a dealer director at large), or to continue to hold office as a dealer director, unless such person is either the owner of a retail business organization which is a stockholder of Ace Hardware Corporation, or an executive officer, general partner or general manager of such a retail business organization. Dealer directors representing the regions established under Article IV,

                                    A-2


Section 4 hereof, shall be regional dealer directors.  Subject to Article IV,
Section 4(b) hereof, any additional dealer director(s) may be dealer director(s) at large, rather than regional dealer director(s). A maximum of 2 of the directors of Ace Hardware Corporation may be non-dealer directors.
A person shall be eligible for election or appointment as a non-dealer director without regard to whether or not such person is the owner of a retail business organization which is a stockholder of Ace Hardware Corporation, or an executive officer, general partner or general manager of such a retail business organization.

   SECTION 2. The directors shall be divided into three classes, as nearly equal in number as possible, as determined by the Board of Directors. The first of said classes shall include 4 dealer directors elected for 3-year terms at the annual meeting of stockholders held in 1994. The second of said classes shall include 3 dealer directors, elected for 3-year terms at the annual meeting of stockholders held in 1993. The third of said classes shall include 3 dealer directors, elected for 3-year terms at the annual meeting of stockholders held in 1992, plus 1 non-dealer director position for a 3-year term to be filled at the 1995 annual meeting of stockholders. At each subsequent annual meeting of the stockholders, as the terms of each class of directors expire, directors of the class whose terms expire shall be elected for terms of 3 years. The directors shall be elected by the stockholders, except that if there be any vacancies in the Board by reason of death, resignation or otherwise, or if there be any newly created directorships resulting from any increase in the authorized number of directors which is to take effect prior to the next annual meeting of stockholders, a majority of the directors then in office (though less than a quorum) shall have authority to fill any such vacancy or any newly created directorship for the unexpired term. In no event shall any term for which any director is elected exceed three years.



   SECTION 3. In the event that, for any reason other than a revision made by the Board of Directors as to the States to be included within particular regions or a change made by the Board in the number of regions, a dealer director ceases to satisfy the eligibility requirements which are applicable to his/her position as a director, his/her membership on the Board of Directors shall thereupon immediately terminate. No director elected or appointed shall be eligible for subsequent election or appointment to any position on the Board if such election or appointment would result in his/her being elected or appointed to serve a total of more than 9 years as such a director, except (1) that a dealer director that has been elected and holds the office of Chairman of the Board shall be eligible for election for one additional 3-year term, and (2) the President of the Corporation, if elected as a director, shall be eligible for election or reelection or appointment as a director at any time without regard to the period of time during which he has previously served as a director. At all annual meetings of the stockholders, all holders of Class A stock of Ace Hardware Corporation as of the record date established for voting at the meeting shall be eligible to vote in the election for each position on the Board of Directors to be filled at such meeting.


   SECTION 4. The following procedure shall be utilized in determining dealer director regions:

      (a) The Board of Directors shall divide the United States into such number of geographic regions as it shall deem appropriate as regions from which regional dealer directors shall be chosen.

      (b) No later than the fifteenth day of October preceding the date of each annual meeting of stockholders, the Board shall determine the regions from which each regional dealer director to be elected at such meeting shall be chosen. No dealer director shall be eligible to serve as a regional dealer director from a particular region unless the headquarters store or office of the stockholder of Ace Hardware Corporation of which he is an owner, executive officer, general partner, or general manager is located in such region. If the Board determines that all regions have representation by regional dealer director(s) and the maximum number of directors would not thereby be exceeded, then dealer director(s) at large may be elected.

      (c) Each region shall consist of such of the States of the United States as shall be determined by the Board of Directors, which shall have authority from time to time to make revisions as to the States included within particular regions as well as to change the number of regions,

                                    A-3

   provided that no such revision or change shall deprive any director holding office at the time the revision or change is made from continuing to serve for the balance of the term for which he was elected or otherwise chosen.

   SECTION 5. Without affecting the right of any Class A stockholder to nominate as a candidate for election to membership on the Board of Directors any person who would be eligible to serve as a director in accordance with the procedure specified in Article XXIII, the Board of Directors shall cause nominees to be selected for election as directors at each annual meeting of stockholders for whom proxies will be solicited on behalf of the Board. At the time that the Board determines the regions from which regional dealer directors are to be elected at the next annual meeting of the stockholders, the Board shall also determine whether each incumbent director who is eligible to be reelected for another term at such annual meeting shall be selected as a Board-endorsed nominee for reelection from any such region at said meeting. Each such determination shall be made by the Board without participation in its proceedings by the director who is eligible to be reelected at such next annual meeting. If the Board determines that proxies shall be solicited on its behalf for the election of a director at the next annual meeting of stockholders of a non dealer director or a dealer director at large, the Board shall make a timely determination to this effect. The following procedure shall be applied by the Board in selecting all other Board-endorsed regional dealer director nominees for whom proxies will be solicited on the Board's behalf at the next annual meeting.

      (a) A standing Nominating Committee established by the Board shall submit to the Board as soon as practicable prior to the last regularly scheduled meeting of the directors in each calendar year a list of such number of persons as the Board shall determine who are recommended by such Committee to be considered as members of a candidate selection committee for each director region from which the Board has determined that a new regional dealer director should be elected at the next annual meeting of the stockholders.

      (b) At or prior to its last regularly scheduled meeting in each calendar year, the Board shall create such a candidate selection committee for each such director region and shall select as members of each such candidate selection committee five of the persons recommended by the Nominating Committee plus two incumbent members of the Board. The Board may also select such alternate members, if any, of any such candidate selection committee as it deems appropriate.

      (c) Each candidate selection committee shall make a timely designation of one of its eligible members as the person on whose behalf proxies will be solicited at the next annual meeting as a Board-endorsed nominee for election as a regional dealer director.

   SECTION 6. Notwithstanding any of the foregoing provisions, in any instance where a board-endorsed nominee for election as a director becomes ineligible under the provisions of the By-Laws for election as a dealer director or shall decline to run or seek reelection or shall be unable to run or seek reelection by reason of death or disability, or shall, in the case of an incumbent director have resigned or been removed from the Board of Directors subsequent to having been named a board-endorsed nominee, or in any instance where the Board of Directors, having endorsed a nominee for election as a director shall withdraw or revoke such endorsement, then in the case of a non-dealer director nominee or a dealer director at large nominee, the Board may endorse another non-dealer candidate or dealer director at large candidate, as the case may be, on whose behalf proxies will be solicited at the next annual meeting as a Board-endorsed nominee for election as a director. In case of a regional dealer director nominee, the standing Nominating Committee established by the Board shall submit to the Board as soon as practicable, a list of such number of persons as the Board shall determine who are recommended by such committee to be considered as members of a candidate selection committee for that particular director region. The Board shall at a regularly scheduled meeting or a special meeting of the directors as soon as practicable, create a candidate selection committee for that director region and shall select as members of the candidate selection committee five persons recommended by the nominating committee plus two incumbent members of the Board. The Board may also select such alternate members, if any, of any such candidate selection committee as it deems appropriate. The candidate selection committee shall then make a


                                    A-4


timely designation of one of its eligible members as the person on whose behalf proxies will be solicited at the next annual meeting as a Board-endorsed nominee for election as a regional dealer director.


                                  ARTICLE V

                             POWERS OF DIRECTORS

   SECTION 1. The Board of Directors shall have, in addition to such powers as are hereinafter expressly conferred on it, all such powers as may be exercised by the corporation, subject to the provisions of the statute, the Certificate of Incorporation and the By-Laws.

   SECTION 2. The following powers are hereby expressly conferred upon the Board of Directors:

      (a) to purchase or otherwise acquire property, rights or privileges for the corporation, which the corporation has power to take, at such prices and on such terms as the Board of Directors may deem proper;

      (b) to pay for such property, rights or privileges in whole or in part with money, stock, bonds, debentures or other securities of the corporation (secured by mortgages or otherwise), or by the delivery of other property of the corporation;

      (c) to create, make and issue mortgages, bonds, deeds, leases, trust agreements and negotiable or transferable instruments and securities, and to do every act and thing necessary to effectuate the same;

      (d) to appoint agents, consultants, advisors and trustees, and to dismiss them at its discretion, to fix their duties and emoluments and to change them from time to time and to require such security as it may deem proper;

      (e) to confer on any officer or officers of the corporation the power of selecting, discharging or suspending any of the persons referred to in subsection (d) of this Section;

      (f) to determine by whom and in what manner the corporation's bills, notes, receipts, acceptances, endorsements, checks, releases, contracts or other documents shall be signed;

      (g) irrespective of any personal interest of any of its members, to determine the amount of compensation, if any, to be paid to directors and to members of the Executive Committee and other Committees established by the Board of Directors for their services to the corporation as directors or Committee members.


                                  ARTICLE VI

                             MEETINGS OF DIRECTORS

   SECTION 1. An annual organizational meeting of the Board of Directors as constituted after the election of directors at each annual meeting of the stockholders shall be held without call or formal notice at a time later in the same day as the annual meeting of the stockholders or during the day next following such stockholders meeting. The specific date of each such meeting of the Board, as well as the time and place thereof, shall be determined at one of the meetings of the Board held during the time between the most recently conducted annual stockholders meeting and the next scheduled annual stockholders meeting. In addition to electing officers of the corporation as provided for in Article VIII, Section 2, the Board shall select the members of its standing committees for the period until its next annual organizational meeting and shall give voting directions to the President as to the persons to be elected by the corporation as members of the Boards of Directors of each of its wholly-owned subsidiary corporations at their respective annual meeting times.

                                    A-5



   SECTION 2. Additional regular meetings of the Board of Directors may be held upon such notice, or without notice, and at such time and at such place as shall from time to time be determined by the Board.

   SECTION 3. Special meetings of the directors may be called by the Chairman of the Board on four (4) days' notice by mail (calculated from the date of mailing) or on two days' notice by telephone to each director and shall be called by the Chairman of the Board in like manner on the written request of not less than four (4) directors. Special meetings of the directors may be held within or without the State of Delaware at such place as is indicated in the notice or waiver of notice thereof.

   SECTION 4. A majority of the total number of directors then holding office shall constitute a quorum for the transaction of business. If at any meeting of the Board there shall be less than a quorum present, a majority of the directors present may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is secured.


                                   ARTICLE VII

                       COMMITTEES ESTABLISHED BY THE BOARD

   SECTION 1. The Board of Directors shall establish as standing committees of the Board an executive committee and such other committees as it shall deem from time to time to be appropriate. The Chairman of the Board shall be an ex-officio member of any standing committee if the resolution adopted by the Board with regard to the membership of such committee so provides, except for any committee authorized to grant or withhold consent to the transfer of shares of the corporation's stock pursuant to Article XVI,
Section 9 of these By-laws. Each such committee shall have such responsibilities and duties as shall be described in a resolution or resolutions adopted by a majority of the whole Board. Such resolution or resolutions may also establish the number (or the minimum and maximum numbers) of persons to be selected to serve on each of said committees, the voting members of each of which shall be members of the Board. The Board shall also have authority from time to time to establish special ad hoc committees comprised of two or more directors, the specific responsibilities of which shall be described in the resolutions creating them.

   SECTION 2. One or more directors may be designated by the Board as alternate members of any standing or special ad hoc committee, who may replace any absent or disqualified committee member at any meeting of the committee. Vacancies in the membership of any committee established by the Board shall be filled only by the Board.

   SECTION 3. In no event shall the executive committee or any other committee established by the Board have the power or authority at any time to take any final action on behalf of the Board with respect to (a) proposing amendments to the corporation's certificates of incorporation, (b) the adoption of any amendments to the By-laws of the corporation, (c) the adoption of an agreement of merger or consolidation, (d) the making of recommendations to the stockholders for the sale, lease, or exchange of all or substantially all of the corporation's property or assets, (e) the making of recommendations to the stockholders for the dissolution of the corporation or the revocation of a dissolution, (f) the making of any proposals submitted to the Board with respect to the purchase of all or a controlling portion of the outstanding capital stock of the corporation, (g) the authorization of issuance of shares of capital stock of the corporation or (h) the filling of vacancies in the membership of the Board or any committee thereof.

   SECTION 4. Each standing committee of the Board (with the exception of any committee authorized to grant or withhold consent to the transfer of shares of the corporation's stock pursuant to Article XVI, Section 9 of these By-laws) shall select one of its members to act as Chairman thereof as promptly as feasible after the members of the committee are selected at each annual organizational meeting of the Board. At the time of establishment of any special ad hoc committee of the Board, the Board shall designate a member of such committee to act as its Chairman.

   SECTION 5. Regular meetings of each standing committee established by the Board shall be held as provided for in a resolution adopted by the Board, or by a particular committee or its Chairman if authorized in a resolution of

                                    A-6


the Board. Special meetings of any standing committee, and all meetings of any special ad hoc committee, shall be held on reasonable notice given to all members thereof by the Chairman of the committee. Even if he has not been made a member of a particular standing committee, the Chairman of the Board shall be provided with the same notice of all regular or special meetings of such committee as is provided to members of the committee, and he shall have the right to attend any of the meetings held by the committee in an advisory non-voting capacity. Subject to the provisions of the resolution describing the responsibilities and duties of a particular committee established by the Board, any such committee shall have authority to establish its own rules of procedure. The Chairman of each committee of the Board which is required by these By-laws to have one of its members designated as its Chairman shall be responsible for assuring that: (a) an appropriate agenda is prepared for each formal meeting of the Committee; (b) minutes of the proceedings of each such meeting are kept; and (c) either a copy of such minutes or a summarized written report of the meeting is submitted to the Board at or prior to the next meeting of the Board.

   SECTION 6. A majority of the voting members of any committee hereunder shall constitute a quorum for meetings thereof, but the affirmative vote of a majority of all voting members of the whole committee shall be necessary with respect to all actions taken by the committee.

   SECTION 7. With the exception of the Chairman of any committee of the type described in the first sentence of Section 4 of this Article VII, the Board may authorize the payment to the Chairman of any standing or special ad hoc committee of compensation for the services rendered by him in his capacity as Chairman in such amount as the Board shall deem to be appropriate. Such compensation shall be in addition to the compensation paid to dealer directors for their regular services as members of the Board.


                                  ARTICLE VIII

                           OFFICERS OF THE CORPORATION

   SECTION 1. There shall be elected by the Board of Directors the following executive officers of the corporation: (a) a Chairman of the Board and, if deemed appropriate by the directors, a Vice Chairman of the Board, each of whom shall be elected from the membership of the Board of Directors; (b) a President; (c) a Treasurer; and (d) one or more Executive Vice Presidents, Senior Vice Presidents, or Vice Presidents as the Board shall deem the business of the corporation to require from time to time. In addition the Board of Directors shall elect as corporate (but not executive) officers of the corporation a Secretary and such Assistant Secretaries as the Board shall determine to be appropriate. The board shall also elect from time to time such other additional executive or corporate officers as in its opinion are desirable for the conduct of the business of the corporation. Any number of offices filled by election of the Board may be held by the same person, except the offices of President and Secretary. Any executive officer of the corporation may bestow upon any employee of the corporation under his supervision such title or titles descriptive of the position held by such employee as such executive officer shall deem to be appropriate, provided that no such title shall be the same as or confusingly similar to the title of any officer elected by the Board, and provided further that no such title shall be deemed to bestow the status of an executive officer or corporate officer upon such employee nor to empower him with any authority to act on behalf of the corporation other than such authority as shall have expressly been assigned to him by the executive officer bestowing such title upon him.

   SECTION 2. All executive officers and corporate officers of the corporation shall be elected by the Board of Directors for one-year terms at the regular meeting thereof following the annual meeting of stockholders, provided that, in any event, any such officer shall hold office until his successor has been elected and qualified or until his death, resignation or removal from office. In the case of any officer with whom an employment contract employing him to perform the functions of a specific office for a period extending beyond one year has been entered into, the office or offices to which he is elected at each such meeting of the Board of Directors shall constitute the office or offices with respect to which he is employed under such employment contract during the ensuing year. The Board of Directors

                                    A-7

shall have authority to direct that the corporation enter into an employment contract with any executive officer or other employee for the purpose of employing him for a specified period of time, and no such contract shall be legally binding upon the corporation unless the same has been expressly authorized by the Board and has been executed on behalf of the corporation by the Chairman of the Board, the President, an Executive Vice President, a Senior Vice President or a Vice President of the corporation. In no event shall any such employment contract extend for an initial term of more than five years, but any such contract may contain a provision whereby the contract is automatically renewed for additional successive terms of not less than three years each, provided that the corporation is given the right to terminate the contract at the end of the initial term or renewal term by giving notice to the executive officer or other employee involved of its intention to do so by such specific period of time prior to the last day of the initial term or the then current renewal term as shall be set forth in the contract. Authorization of any such employment contract shall require the affirmative vote of a majority of the whole Board of Directors then in office. Subject to such contractual rights (if any) as may exist with respect to his employment, any executive officer or other officer elected or appointed by the Board of Directors may be removed from office at any time, with or without cause, by the affirmative vote of a majority of the whole Board of Directors then in office. If the office of any executive officer or other officer elected or appointed by the Board of Directors becomes vacant for any reason, the vacancy shall be filled by the affirmative vote of a majority of the whole Board of Directors then in office.

   SECTION 3. In case of the absence or disability of any executive officer or any other officer of the corporation elected or appointed by the Board of Directors, or for any other reason deemed sufficient by a majority of the whole Board of Directors then in office, and subject to such contractual rights as may exist with respect to the employment of any such officer, the Board of Directors may delegate the powers or duties of any such officer to any other officer, or to any director, for the time being.

   SECTION 4. In addition to executive officers, certain employees of the corporation may be designated from time to time by the President as staff officers, that is, officers upon whom responsibility is conferred with respect to the operations of a particular department, division, branch or function of the corporation. Any such staff officer shall be appointed by the President and may thereafter be removed at any time, with or without cause, by the President. However, if the Board of Directors elects or appoints an Executive Vice President, Senior Vice President, Vice President or other officer pursuant to the authority vested in it by Section 1. above, such officer may thereafter be removed only by the affirmative vote of a majority of the whole Board of Directors then in office even though such officer's title includes one or more words which are descriptive of the particular department, division, branch or function of the corporation managed by such officer. The removal of any officer shall be subject to such contractual rights (if any) as may exist under any contract of employment which has been entered into with him.

   SECTION 5. Unless his compensation has been expressly specified by a contract of employment entered into with him, the compensation of any executive officer shall be such amount as shall be determined from time to time by the Board of Directors. The President shall have sole authority to determine from time to time the amount of compensation to be paid to any other officer, except in the case of an officer whose compensation has been expressly specified in a contract of employment which has been entered into with him and except in the case of any such officer whose basic annual compensation would be or is in an amount which equals or exceeds the basic annual compensation then being paid to any executive officer (exclusive of the Secretary or any Assistant Secretary or Assistant Treasurer).


                                   ARTICLE IX

                      DUTIES OF THE CHAIRMAN OF THE BOARD,
                    VICE CHAIRMAN OF THE BOARD AND PRESIDENT

   SECTION 1. The Chairman of the Board shall preside at all meetings of the stockholders and the Board of Directors and shall perform such other duties as may be prescribed from time to time by the Board of Directors or by the By-laws. His specific duties and responsibilities shall include (a) acting

                                    A-8


as the primary liaison between the executive officers of the corporation on the one hand and its Board of Directors and its dealer-stockholders on the other hand; (b) bringing to the attention of and consulting with the corporation's executive officers with respect to any special concerns of the corporation's dealer-stockholders which come to his attention or to the attention of the Board of Directors; (c) reviewing from the perspective of the Board of Directors and the corporation's dealer-stockholders all reports, financial budgets, and corporate plans as developed and submitted to him from time to time by the corporation's executive officers; (d) overseeing and aiding in the implementation of plans for orderly successions to the positions held by the corporation's executive officers and other important staff personnel; and (e) seeing that the efforts of the various executive officers and other key management personnel of the corporation are carried out in a coordinated manner, particularly in periods when transitions in important officer or management positions occur. Except where it is provided by law that the signature of the President is required, the Chairman of the Board shall possess all of the same powers as the President to sign all certificates for shares of stock of the corporation and all contracts and other instruments of the corporation which may be authorized by the Board of Directors.

   SECTION 2. If the Board has elected a Vice Chairman of the Board, he shall preside at all meetings of the stockholders and the Board of Directors in the absence of the Chairman of the Board, and he shall be empowered to perform the other duties and exercise the other powers vested in the Chairman of the Board in the event that the Chairman of the Board is prevented by his absence, by disability, or otherwise from being able to perform such duties and powers in connection with a particular matter within the legally permitted period of time or within such period of time as shall be deemed to be reasonable and appropriate for action to be taken by the Chairman with regard to such matter. If there is no director holding the position of Vice Chairman of the Board, but there is a director (other than the Chairman of the Board) holding the position of Chairman of the Executive Committee of the Board, then the Chairman of the Executive Committee shall perform the duties and exercise the powers described above for the Vice Chairman of the Board whenever necessary; otherwise, upon the occurrence of any circumstance in which a Vice Chairman of the Board would have been vested with authority to perform the duties and exercise the powers of Chairman of the Board, the Board shall select one of its members as acting Chairman of the Board who shall be vested with the same authority.

   SECTION 3. The President shall be charged with the general and active management of the day-to-day operations of the corporation and with seeing that all orders and resolutions of the Board of Directors are carried into effect. His specific duties and responsibilities shall include (a) reporting from time to time to the Chairman of the Board on all significant matters affecting the operations and interests of the corporation which fall within his knowledge; (b) seeing that short-term and long-term corporate plans and budgets consistent with the directions of the Board of Directors are prepared and developed on a regular basis; (c) seeing that the corporation continually maintains competent personnel at all levels in order to adequately serve the needs of the retail hardware dealers supplied by it; (d) consulting with the Chairman of the Board from time to time with respect to the types of programs, products and services to be made available to the corporation's retail hardware dealers in order to serve the best interests of the corporation's entire network of dealers; (e) submitting to the stockholders at their annual meetings and/or at dealer conventions sponsored by the corporation such reports on the operations and affairs of the corporation as shall be appropriate in order to provide them with information of importance to them as both customers and stockholders of the corporation; and (f) executing on behalf of the corporation contracts and other instruments in writing, including mortgages, bonds and governmental reports of various kinds, in all instances wherein the signature of the President of the corporation is required or has been authorized by the Board of Directors or is otherwise deemed to be appropriate. The Board of Directors, in its discretion, may vest the person holding the office of President of the corporation at any given time with the additional title of Chief Executive Officer. Whenever the title of Chief Executive Officer is used as an additional title for the person holding the office of President, it shall be deemed to relate specifically to the duties and responsibilities dealing with the development of plans for orderly successions to the positions held by the corporation's executive officers and other management personnel and to the ongoing

                                    A-9


development of short-term and long-term strategic plans for the corporation to be presented to and reviewed by the Board of Directors and to the execution of all such plans as are approved by the Board.


                                   ARTICLE X

                  DUTIES OF EXECUTIVE VICE PRESIDENTS, SENIOR
                   VICE PRESIDENTS AND OTHER VICE PRESIDENTS

   SECTION 1. Any Executive Vice President elected by the Board of Directors shall possess the power and may perform the duties of the President in his absence or disability. Each officer having the title of Executive Vice President shall perform such other duties as may be prescribed from time to the time by the Board of Directors.

   SECTION 2. Any Senior Vice President elected by the Board of Directors shall possess the power and may perform the duties herein authorized to be performed by an Executive Vice President in the event that there is no person holding the office of Executive Vice President at the time, or in the event of the absence or disability of all persons then holding the office of Executive Vice President. Each officer having the title of Senior Vice President shall perform such other duties as may be prescribed from time to time by the Board of Directors.

   SECTION 3. Any Vice President elected by the Board of Directors shall possess the power and may perform the duties herein authorized to be performed by a Senior Vice President in the event that there is no person holding the office of Senior Vice President at the time, or in the event of the absence or disability of all persons then holding the office of Senior Vice President. Each officer having the title of Vice President shall perform such other duties as may be prescribed from time to time by the Board of Directors.

   SECTION 4. If there shall be more than one person holding the office of Executive Vice President at any time, or if there shall be more than one person holding the office of Senior Vice President at any time, or if there shall be more than one person holding the office of Vice President at any time, in each such instance the Board of Directors shall designate the order in which each of them shall possess the power and perform the duties of an officer of the next higher rank under the applicable one of the above Sections in the event of the nonexistence, absence or disability of all such higher ranking officers.

   SECTION 5. Notwithstanding any of the above provisions of this Article X, if the title given to any Executive Vice President, Senior Vice President, or Vice President also includes one or more words that are descriptive of a particular department, division, branch or function of the corporation managed by such officer, the duties of such officer shall consist only of the general and active management of the operations or activities of such department, division, branch or function and such other duties as shall have been specifically assigned to such officer by the Board of Directors.

                                   ARTICLE XI

                              DUTIES OF CONTROLLER

   SECTION 1. In the event that a Controller shall be elected or appointed at any time by the Board of Directors, or in the event that a staff officer having the title of Controller is appointed at any time by the President, such officer shall be responsible to the Board of Directors, the President, and the Vice President-Finance (if such office has been created and filled), for all financial control and internal audit of the corporation and its subsidiaries. He shall also perform such other duties as may be assigned to him by the Board of Directors or the President.


                                    A-10


                                  ARTICLE XII

                DUTIES OF THE SECRETARY AND ASSISTANT SECRETARIES

   SECTION 1. The Secretary (or an Assistant Secretary) shall attend all meetings of the Board of Directors and all meetings of the stockholders and record all the proceedings of the meetings of the corporation and of the Board of Directors in a book to be kept for that purpose and shall perform like duties for the standing committees when required. He shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or President, under whose supervision he shall be. He shall have custody of the corporate seal of the corporation and he, or an Assistant Secretary, shall have authority to affix the same to any instrument requiring it and when so affixed, it may be attested by his signature or by the signature of such Assistant Secretary.
The Board of Directors may give general authority to any other officer to affix the seal of the corporation and to attest the affixing by his signature.

   SECTION 2. The Secretary shall also keep, or cause to be kept by such person or persons to whom he shall delegate such duty, a register of all shares of capital stock issued by the corporation and all transfers of such shares. Such register shall be maintained in such manner and subject to such regulations as the Board of Directors may prescribe.

   SECTION 3. The Assistant Secretary, or if there be more than one (1), the Assistant Secretaries in the order determined by the Board of Directors, shall, in the absence or disability of the Secretary, perform the duties and exercise the powers of the Secretary and shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.


                                  ARTICLE XIII

                            DUTIES OF THE TREASURER

   SECTION 1. The Treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the corporation in such depositories as may be designated by the Board of Directors.

   SECTION 2. He shall disburse the funds of the corporation, taking proper vouchers for such disbursements, and shall render to the President and the Board of Directors at its regular meetings, or when the Board of Directors so requires, an account of all his transactions as Treasurer and of the financial condition of the corporation.

   SECTION 3. If required by the Board of Directors, he shall give the corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of his office and for the restoration to the corporation, in case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the corporation.


                                  ARTICLE XIV

               WRITTEN CONSENTS AND CONFERENCE TELEPHONE MEETINGS

   SECTION 1. To the extent permitted by the General Corporation Law of the State of Delaware, and in accordance with the applicable procedure prescribed by the provisions thereof, whenever a vote or resolution of stockholders, the Board of Directors, or a committee of the Board at a meeting is required or permitted in connection with any corporate action by any provision of law, the Certificate of Incorporation, these By-laws, or any unrevoked resolution previously adopted by the Board, the meeting and vote or resolution may be dispensed with and the corporate action may be taken pursuant to written

                                    A-11


consent. The writing evidencing such consent shall be filed with the minutes of the proceedings of the stockholders, Board, or committee.

   SECTION 2. In accordance with the applicable procedure prescribed by the General Corporation Law of the State of Delaware, members of the Board of Directors, or of any committee of the board, may participate in a meeting of the Board, or of any such committee, by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation shall constitute presence in person at such meeting.


                                   ARTICLE XV

                    INDEMNIFICATION OF OFFICERS, DIRECTORS,
                              EMPLOYEES AND AGENTS

   SECTION 1. In accordance with the provisions of Section 145 of the General Corporation Law of the State of Delaware, and as more fully provided for in Article EIGHTH (b) of the restated Certificate of Incorporation of Ace Hardware Corporation, as amended, persons serving as directors, officers, employees or agents of or at the request of the corporation shall be indemnified against all expenses, liabilities and losses (including attorneys' fees, judgments, fines, excise taxes or penalties under the U.S. Employee Retirement Income Security Act, as amended, and amounts paid or to be paid in settlement) reasonably incurred or suffered by them in connection with any action, suit or proceeding (whether civil, criminal, administrative or investigative) instituted or threatened to be instituted against them by reason of their service in any of the aforementioned capacities on behalf of the corporation or at its request.


                                  ARTICLE XVI

                   CERTIFICATES OF STOCK AND TRANSFER THEREOF

   SECTION 1. The shares of the corporation shall be represented by certificates signed by the Chairman of the Board or the President and the Secretary or an Assistant Secretary or the Treasurer or an Assistant Treasurer of the corporation and may be sealed with the seal of the corporation or a facsimile thereof.

   SECTION 2. The signatures of the officers of the corporation upon a certificate may be facsimiles. In case any officer who has signed or whose facsimile signature has been placed upon such certificate shall have ceased to be such officer before such certificate is issued, it may be issued by the corporation with the same effect as if he were such officer at the date of its issue.

   SECTION 3. Each certificate of stock shall have conspicuously noted or stated thereon a statement of the liens, restrictions and limitations upon the voting power, ownership, transfer or other rights and privileges of the holder thereof. All shares of stock in the corporation shall be issued and accepted in accordance with and subject to the conditions, restrictions, and offsetting liens stipulated in the Certificate of Incorporation and By-laws of this corporation and amendments thereto.

   SECTION 4. If a certificate of stock be lost or destroyed, another may be issued in its stead upon proof of such loss or destruction and the giving of a satisfactory bond of indemnity, in an amount sufficient to indemnify the corporation against any claim. A new certificate may be issued without requiring bond when, in the judgment of the directors, it is proper to do so.

   SECTION 5. The corporation shall have a first lien upon each share of its issued and outstanding stock of any class, and upon each certificate of stock representing a share or shares of stock of any class of the corporation, for the amount of any indebtedness payable to the corporation by the holder thereof, and shall have a similar first lien upon all amounts which have been paid to the corporation pursuant to a subscription agreement for the purchase of shares of stock of the corporation which will be issuable to the subscriber upon the completion of payment of the purchase price of the shares. The interest of each holder of shares of the corporation's stock in and to the

                                    A-12


shares issued to such holder and the interest of each subscriber for shares of the corporation's stock in and to the funds paid to the corporation by such subscriber on account of the purchase price of the shares being purchased by such subscriber shall at all times be deemed to be offset by the amount of any indebtedness payable to the corporation by such holder or subscriber. In no event shall any transfer of any of the shares owned by any holder or any transfer of the stock subscription account of any subscriber for shares of stock of the corporation be made unless and until the stockholder whose shares are being transferred or the subscriber whose subscription account is being transferred is free from all indebtedness to the corporation.

   SECTION 6. No certificate representing any issued and outstanding share or shares of any class of stock of the corporation shall be pledged, mortgaged, hypothecated, sold, assigned or transferred without the prior consent of the Board of Directors of the corporation. In the event that the Board of Directors shall refuse to consent to any transfer or assignment of any certificate or certificates representing any share or shares of issued and outstanding stock of the corporation of any class, then the corporation shall have the right and shall be obligated to purchase from the owner thereof all of the shares of its stock of any class held for the store or other retail business unit with respect to which the corporation issued the share or shares as to which such consent has been refused and the franchise granted by this corporation with regard to the operation of such retail business unit shall thereby be terminated. In no event shall any transfer or assignment of shares of any class of stock of the corporation be made to any transferee who is not eligible to be a holder of such shares under the provisions of Article Fourth of the restated Certificate of Incorporation of the corporation. In the case of a proposed transfer of ownership of a store or other retail business unit owned by a holder of shares of stock of the corporation to a transferee which the corporation has accepted or is willing to accept as a franchised Ace Hardware dealer, then the owner of such stock shall have the option of either (a) selling or otherwise transferring to such transferee such number of shares of stock of this corporation of any class which the corporation would otherwise have been required to offer to such transferee in connection with the franchise granted to such transferee with respect to such store or other retail business unit, or (b) selling such shares to the corporation. In any case where the holder or holders of 50% or more of the outstanding voting stock of a corporation having a franchise from this corporation for one or more retail business outlets, or the holder or holders of 50% or more of the outstanding voting stock of a corporation owning 80% or more of the outstanding voting stock of a corporation having such a franchise, propose to sell or otherwise transfer all of the shares of capital stock (both voting and non-voting) of such corporation held by them, written notice of such proposal shall be given to this corporation, and upon the consummation of any such sale or transfer, such corporation shall have the option of either (a) retaining all of the shares of the capital stock of this corporation then held by it or (b) selling such shares to this corporation, but in the case of such a sale of said shares to this corporation, the franchise granted to said corporation by this corporation for each retail business unit operated by said corporation shall thereupon be deemed to have terminated by the voluntary action of said corporation and no such retail business unit shall thereafter operate as a franchise of this corporation unless a new application for a franchise for such retail business unit has been submitted to and accepted by this corporation. Notwithstanding any of the foregoing provisions, this corporation shall in no event be obligated to treat any of the following types of transfers as qualifying for purposes of the options provided for in this Section 6 of selling to this corporation shares of its capital stock: (a) any transfer of ownership of a retail business outlet or unit or of shares of the capital stock of a corporation directly or indirectly owning such outlet or unit which is not complete, unconditional and irrevocable; (b) any such transfer to an entity in which the transferor retains an ownership interest; or (c) any such transfer to the spouse of the transferor.

   SECTION 7. Subject to the provisions of Section 5 of this Article XVI of these By-laws, in the event of the termination of the franchise granted by this corporation with regard to the operation of a retail hardware store or other retail business unit for which shares of stock of the corporation are held, the corporation shall be obligated to purchase such shares. Unissued shares which have been subscribed for with respect to any such store or other retail business unit shall also be covered by the provisions of this Section to the extent of the amounts which have been paid on account of the purchase price thereof, and the corporation shall be obligated to refund all such

                                    A-13


amounts, subject only to the provisions of Section 5 of this Article XVI. For purposes of this Section, termination of the franchise granted for a particular retail hardware store or other retail business outlet shall include not only any termination pursuant to formal notice of termination given by either this corporation or the holder of the franchise but shall also include each of the following situations which shall be deemed to constitute such a termination:

      (a) The closing down of the store or other retail business unit with respect to which such shares of stock of the corporation are held, unless such store or other retail business unit is merely being moved, with the corporation's consent and approval, to another location or is being acquired by another dealer which this corporation has accepted or is willing to accept as a franchised dealer for operation pursuant to the same franchise at another location;

      (b) The death of an individual holder of the shares of stock of this corporation held for such retail store or other retail business unit, or of a member of a partnership which is a holder of such shares, except in a case where the store or other retail business unit with respect to which such shares are held continues, with the approval of the officers of the corporation (which approval shall not be unreasonably withheld), to be operated under a franchise from the corporation by the decedent's estate or by the person or persons to whom such shares are to be distributed by the decedent's estate or by the successor or successors to the decedent's interest in the partnership holding such shares (it being immaterial for this purpose that, in connection with such continuation of operation, the legal form of ownership of the franchised dealer has been changed from an individual proprietorship or partnership to a corporation or from a partnership to an individual proprietorship);

      (c) An adjudication of the insolvency of the dealer or of the store or other retail business unit for which the shares of stock of this corporation are held, or the making of an assignment for the benefit of creditors or the filing of a voluntary petition in bankruptcy or similar petition under the U.S. Bankruptcy Code by or on behalf of such dealer or retail business unit, or the filing of an involuntary petition in bankruptcy or similar petition under the U.S. Bankruptcy Code against the dealer or against said retail business unit.

   SECTION 8. A transfer of shares of stock of the corporation requiring the consent of the Board of Directors shall not be deemed to have occurred upon the death of a person who is the holder of shares of stock of the corporation jointly with one or more other persons under circumstances whereby ownership of such shares passes automatically by operation of law to the surviving holder or holders of such shares, nor shall the corporation become obligated to purchase such shares upon the death of such person unless the store or other retail business unit with respect to which such shares are held either
(a) closes down, or (b) ceases to be operated under a franchise from this corporation.

   SECTION 9. The Board of Directors may delegate to a committee composed of two (2) or more members of the Board authority to act on its behalf with respect to all matters where the consent of the Board is required in connection with the transfer or assignment of any shares of any class of stock of the corporation.

   SECTION 10. The price to be paid by the corporation in connection with the purchase by it of any shares of its stock shall be as follows:

      (a) in the case of Class A stock, the par value of the shares;

      (b) in the case of Class B stock, an amount per share equal to the per share price last established by the Board of Directors as the price to be paid by the corporation in the event of redemption of shares of its Class B stock, which shall in no event be less than twice the par value of the Class B stock and shall also at all times be equal to twenty (20) times the per share purchase price last established by the Board of Directors with respect to purchases by it of Shares of its Class C Stock;

      (c) in the case of Class C stock, an amount per share equal to the per share price last established by the Board of Directors as the purchase price to be paid by the Corporation for shares of its Class C stock, which price shall in no event be less than the par value thereof.

                                    A-14


   SECTION 11. Any shares of any class of stock of the corporation which are purchased by it from any stockholder shall become treasury shares which shall be eligible for sale to any other person, persons or firm which shall be qualified to hold such shares.

   SECTION 12. Effective with respect to all purchases and redemptions of shares of its capital stock made by the corporation from its stockholders on or after December 31, 1981, the entire purchase or redemption price to be paid by the corporation for such shares shall be paid in cash except that, in any of the situations described in subsection (a) hereof, the purchase or redemption price for such shares shall be paid in the manner set forth in subsection (b) hereof.

      (a) The situations in which such price shall be paid in the manner set forth in subsection (b) of this Section are as follows:

          (1) the voluntary termination by a stockholder of this corporation of the franchise from this corporation held by such stockholder for a retail business outlet under circumstances whereby such outlet continues to engage in substantially the same business under the ownership or control of the same person, partnership or corporation that owned or controlled it immediately prior to such termination; for purposes of this paragraph:

                   (A) control of an outlet owned by an unincorporated person or partnership shall be deemed to be the same if more than fifty per cent (50%) of the assets or profit shares therein, or more than fifty per cent (50%) of the capital stock of a corporation becoming the owner of such outlet, continues to be legally or equitably owned by the same person, partnership or corporation; and

                   (B) control of an outlet owned by a corporation shall be
               deemed to be the same if more than fifty per cent (50%) of the capital stock of said corporation, or more than fifty per cent (50%) of the assets or profit shares of an unincorporated person or partnership becoming the owner of such outlet, continues to be owned by the same person, partnership or corporation.

          (2) the termination by this corporation of the franchise from this corporation for a retail business outlet pursuant to the provisions of the Ace Dealer Franchise Agreement authorizing such termination by reason of:

                   (A) the failure of such retail business outlet to make any payment owing to the corporation for merchandise or services supplied by it within the time period specified in such provisions; or

                   (B) any default of such retail business outlet in
               performing any obligation of such outlet under the Ace Dealer Franchise Agreement of such outlet other than the obligation to pay for merchandise or services supplied by the corporation, provided that such default is described in the corporation's notice of termination in such a manner as to reasonably apprise such retail business outlet as to the nature of such default.

      (b) In each of the situations described in subsection (a) above, the purchase or redemption price to be paid by the corporation for the shares of its stock being purchased or redeemed by it shall be paid in the following manner:

          (1) in the case of Class A stock, the entire price shall be paid by the corporation in cash;

          (2) in the case of Class B stock or Class C stock purchased by a stockholder as part of the shares of capital stock of the corporation subscribed for in connection with the granting of a franchise by the corporation for a retail business outlet, that portion of the purchase or redemption price to be paid by the corporation which equals the amount paid to the corporation pursuant to such subscription shall be paid by the corporation in cash and any remaining balance of the price

                                    A-15


      (with interest thereon) shall be paid by the corporation in equal annual installments over a period of four years;

          (3) in the case of Class C stock received by a stockholder as part of the patronage dividends distributed by the corporation for a retail business outlet, the entire price (with interest thereon) shall be paid by the corporation in equal annual installments over a period of four years;

          (4) if the total portion of the purchase or redemption price which would otherwise be payable under the foregoing paragraphs in equal annual installments over a period of four years is less than $5,000, the entire purchase or redemption price shall be paid by the corporation in cash, notwithstanding the installment provisions of said paragraphs;

          (5) in any situation where a stockholder whose shares of capital stock of the corporation are to be purchased or redeemed by it is indebted to the corporation at such time, then, in accordance with the corporation's first lien and offset rights under Article XVI, Section 5, of these By-laws and Article Fourth (1) of the restated Certificate of Incorporation of the corporation, the purchase or redemption price shall in all cases be applied against such indebtedness to the extent thereof, with the portion of such price which would otherwise have been payable in cash being first applied for such purpose and, if any indebtedness to the corporation still remains, the portion of the price which would otherwise have been payable in equal annual installments then being applied for such purpose to the extent of any such remaining indebtedness;

          (6) the corporation's obligation to pay any portion of the purchase or redemption price of its shares in equal annual installments shall be evidenced by an installment promissory note of the corporation delivered to the stockholder whose shares are being purchased or redeemed, which note shall provide for the payment of the principal thereof in four equal annual installments commencing one year from the date of the repurchase or redemption of the shares and for the payment of interest with each annual installment payment of principal on the unpaid balance of principal from time to time at such rate as shall have been established by the Board of Directors as of the date of issuance thereof, provided, however, that said rate of interest shall in no event be less than the greater of (A) the latest interest rate as of the date of issuance of such note determined by the Board of Directors as the rate to be paid on patronage refund certificates distributed to the corporation's member-stockholders as part of their annual patronage dividends or (B) 6% per annum;

          (7) notwithstanding any of the foregoing provisions, the Board of Directors, in its discretion and after considering the financial condition and requirements of the corporation, may authorize and cause payment to be made in cash for all or any portion of the purchase or redemption price which would otherwise be payable in four equal annual installments if the Board of Directors determines that the prescribed method of payment would impose an undue hardship upon the stockholder whose shares are being repurchased or redeemed;

          (8) the Board of Directors may adopt hardship guidelines to implement the provisions of paragraph (7) of this Section and may delegate the authority to make determinations pursuant to said provisions to a committee comprised of two or more directors or to a committee comprised of two or more executive officers of the corporation.


                                    A-16


                                  ARTICLE XVII

                          CLOSING OF TRANSFER BOOKS AND
                           DETERMINATION OF RECORD DATE

   SECTION 1. The Board of Directors shall have power to close the stock transfer books of the corporation for a period not exceeding sixty (60) days preceding the date of any meeting of stockholders or the date for the allotment of rights or the dates when any change or conversion or exchange of capital stock shall go into effect or for a period of not exceeding sixty
(60) days in connection with obtaining the consent of stockholders for any purpose.

   SECTION 2. Notwithstanding the foregoing, in lieu of closing the stock transfer books as aforesaid, the Board of Directors may fix in advance a date, not exceeding sixty (60) days preceding the date of any meeting of stockholders, or the date for the allotment of rights, or the date when any change or conversion or exchange of capital stock shall go into effect, or a date in connection with obtaining such consent, as a record date for the determination of the stockholders entitled to notice of, and to vote, at any such meeting and any adjournment thereof, or to any such allotment of rights, or to exercise the rights in respect of any such change, conversion or exchange of capital stock, or to give such consent, and in such case such stockholders as shall be stockholders of record on the date so fixed shall be entitled to such notice of, and to vote at such meeting and any adjournment thereof, or to receive such allotment of rights, or to exercise such rights, or to give such consent, as the case may be, notwithstanding any transfer of any stock on the books of the corporation after any such record date fixed as aforesaid.

   SECTION 3. The corporation shall be entitled to treat the holder of record of any share or shares of stock as the holder in fact thereof and accordingly shall not be bound to recognize any equitable or other claim to or interest in such share on the part of any other person whether or not it shall have express or other notice thereof, save as expressly provided by the laws of Delaware.


                                 ARTICLE XVIII

                                  FISCAL YEAR

   SECTION 1. Except as from time to time otherwise provided for by the Board of Directors, the fiscal year of the corporation shall end on the 3lst day of December in each year.


                                  ARTICLE XIX

                                   DIVIDENDS

   SECTION 1. No dividends shall ever be declared on any of the shares of any class of stock of the corporation.


                                   ARTICLE XX

                                CHECKS FOR MONEY

   SECTION 1. All checks or demands for money and notes of the corporation shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.


                                    A-17


                                  ARTICLE XXI

                               BOOKS AND RECORDS

   SECTION 1. The books, accounts and records of the corporation, except as otherwise required by the laws of the State of Delaware, may be kept within or without the State of Delaware, at such place or places as may from time to time be designated by the By-laws or by resolution of the directors.


                                  ARTICLE XXII

                                    NOTICES

   SECTION 1. Notice required to be given under the provisions of these By-laws to any director, officer or stockholder shall not be construed to mean personal notice, but may be given in writing by depositing the same in a post office or letter box, in a postpaid sealed wrapper, addressed to such stockholder, officer or director at such address as appears on the books of the corporation, and such notice shall be deemed to be given at the time when the same shall be thus mailed. Any stockholder, officer or director may waive, in writing, any notice required to be given under these By-laws, whether before or after the time stated therein.


                                  ARTICLE XXIII

                AMENDMENTS OF BY-LAWS AND ADVANCE NOTIFICATION BY
               STOCKHOLDERS OF PROPOSALS FOR AMENDMENTS, DIRECTOR
                    NOMINATIONS OR OTHER CORPORATE ACTIONS

   SECTION 1. Except for any provisions hereof which shall at any time have been adopted by the stockholders in the manner prescribed in Section 2, these By-laws may be amended or repealed or added to, or new By-laws may be adopted, by the affirmative vote of a majority of the Board of Directors at any regular meeting of the Board or at any special meeting thereof called for that purpose. If any By-law regulating an impending election of directors is adopted, amended or repealed by the Board of Directors, there shall be set forth in the notice of the next meeting of stockholders for the election of directors the By-law so adopted, amended or repealed, together with a precise statement of the changes made.

   SECTION 2. These By-laws may also be amended or repealed or added to, or new By-laws may be adopted, at any regular or special meeting of stockholders at which a quorum is present or represented by the affirmative vote of a majority of the issued and outstanding shares of Class A stock of the corporation. Any amendment, repeal, addition to the By-laws, or any new By-laws, adopted by the stockholders may be further amended, repealed, or added to only at a regular or special meeting of the stockholders at which a quorum is present or represented by the affirmative vote of a majority of the issued and outstanding shares of Class A stock of the corporation in the manner prescribed herein.

   SECTION 3. A written notice shall be given to the President or Secretary of the corporation of the intent of one or more stockholders to submit at a forthcoming stockholders meeting (a) a proposed amendment to these By-laws;
(b) the nomination of an eligible person for election as a director; or (c) any other stockholder proposal for corporate action. Such notice must be received, either by mail or by personal delivery, not less than seventy-five
(75) nor more than one hundred fifty (150) days prior to the date of the annual meeting or, in the event of a special meeting of stockholders, not later than the close of the fifteenth (15th) day following the day on which notice of the meeting is first mailed to stockholders. In the case of an annual meeting, the intention of one or more stockholders to submit a proposed By-law amendment, nomination or other proposal for corporate action which is so received in proper order shall be mentioned in the formal notice of the meeting, but neither the name or names of the stockholder or stockholders intending to make any such submission nor the name of any director nominee proposed by one or more stockholders shall be mentioned in the notice. No reference of any kind to any proposal or nomination to be submitted by any stockholder pursuant to this Section shall be made in the proxy materials

                                    A-18


caused to be sent to stockholders by the Board of Directors. At all annual or special meetings the Chairman shall declare out of order any proposed amendment, any nomination, or any other stockholder proposal not presented in accordance with this Section. Every notice given by a stockholder or stockholders under this Section shall set forth:

      (a) the name and the business and residence addresses of the stockholder (or person authorized by such stockholder as the stockholder's voting representative) intending to submit the proposed amendment, nomination, or other matter;

      (b) with respect to such notice of intent to submit a nomination, information concerning the proposed nominee's business and residence addresses, age and eligibility to serve as a director; and

      (c) with respect to notice of an intent to propose a By-law amendment or some other corporate action, a description of the proposed amendment or other action.

   Notice of intent to submit a nomination shall be accompanied by the written consent of each nominee to serve as a director of the corporation if so elected.


                                  ARTICLE XXIV

                          MEMBERS' PATRONAGE DIVIDENDS

   SECTION 1. A "membership" in the corporation within the meaning of the term "membership" as used in Section 1388(c)(2)(B) of the U.S. Internal Revenue Code of 1954, as amended, shall be deemed to be held by (a) each retail hardware dealer owning a share of Class A stock of the corporation and
(b) each other dealer in hardware or related products which becomes an owner of a share of Class A stock of the corporation after having been expressly approved as an Ace Hardware dealer by the Board of Directors of the corporation. The term "retail hardware dealer" as used in clause (a) of the preceding sentence shall mean any person or firm purchasing merchandise from this corporation for the purpose of reselling such merchandise at retail. However, whenever the term "retail hardware dealer" is used in any of the subsequent Sections of this Article XXIV of the By-laws, such term shall be deemed to include all dealers holding memberships in this corporation except where the context in which such term appears is of such a nature that it is not practical for such term to be applied to "other dealers" as referred to in clause (b) of the first sentence of this Section. For purposes of this
Article XXIV of the By-laws a "retail hardware store" shall be deemed to refer to a business location to which there is delivered for resale from such location at the retail level any merchandise purchased from this corporation. Each such retail hardware store owned or controlled, directly or indirectly, by the same person, partnership or corporation, shall be deemed to constitute only one (1) retail hardware dealer. An unincorporated person or partnership shall be deemed controlled by another person, partnership or corporation if fifty per cent (50%) or more of the assets or profit shares therein are legally or equitably owned by such other person, partnership or corporation, or by the legal or equitable owner or owners of fifty per cent (50%) or more of such other person, partnership or corporation's assets or profit shares (if unincorporated) or shares of capital stock (if incorporated). A corporation shall be deemed controlled by another person, partnership or corporation if fifty per cent (50%) or more of the capital stock of said corporation is owned by such other person, partnership or corporation, or by the owner or owners of fifty per cent (50%) or more of its capital stock (if incorporated) or fifty per cent (50%) or more of its assets or profit shares (if unincorporated).

   SECTION 2. In accordance with the policy heretofore established by the corporation in the Amendment to its By-laws adding Article XXIV thereto by the resolution adopted by the Board of Directors on July 20, 1973, there shall be distributed on a patronage basis to such members (that is, dealers holding memberships, as hereinabove defined, in the corporation) in a manner taking into account the amount of business done by the corporation with each of them, all the net savings and overcharges effected by or resulting from the operations conducted and carried on by the corporation in connection with sales of merchandise made by the corporation after May 31, 1974, to such

                                    A-19


members which remain after paying all operating and administration expenses of the corporation and all interest on its indebtedness and after the setting aside by the Board of Directors of such reasonable reserves as they shall determine from time to time to be appropriate for the purpose of insuring the safety and welfare of the corporation and for the purpose of providing for the expectancy of any losses or contingencies. Said distributions shall be made no later than eight and one-half (8 1/2) months following the close of the year of the corporation during which the patronage occurred with respect to which each such distribution is made. In no event shall less than twenty per cent (20%) of the total patronage distributions made each year to each member be distributed in cash. The remaining portion shall be distributed in cash or in written notices of allocation (as defined in Section 1388 of the U.S. Internal Revenue Code) in whatever proportions shall be determined each year by the Board of Directors.

   SECTION 3. Notwithstanding the foregoing, every such member on becoming such authorizes and directs that all net savings of every character effected by this corporation which are distributable to such member, to the extent of the excess thereof over the twenty per cent (20%) minimum portion of such distributable amount required to be distributed in cash, may first be applied by the corporation to the payment of any indebtedness owed to the corporation by such member. Any such net savings which become distributable with respect to merchandise sold by this corporation for delivery to any retail hardware store owned or controlled, directly or indirectly, by the same person, partnership or corporation which so owns or controls one (1) or more other retail hardware stores may be so applied against any indebtedness owing with respect to merchandise sold by this corporation for delivery to any store which is part of any group deemed hereunder to constitute one (1) retail hardware dealer. The balance of any such net savings not so applied shall then be distributed as patronage dividends in the manner set forth in Article XXIV, Section 2, of these By-laws.

   SECTION 4. Each retail hardware dealer who applies for and is accepted as a member of this corporation shall, by his act of subscribing for a share of Class A stock of the corporation entitling such dealer to become such a member, consent that the amount of any patronage dividends with respect to his purchases of merchandise from this corporation occurring on or after June 1, 1974, which are made in written notices of allocation (as defined in Section 1388 of the U.S. Internal Revenue Code, as amended) and which are received by such member from this corporation will be taken into account by him at their stated dollar amounts in the manner provided in Section 1385(a) of said Code in the taxable year in which such notices of allocation are received by said member. The term "written notice of allocation" as used here shall be deemed to include, but not to be limited to, a letter of advice to a member which discloses to such member an amount which the corporation has elected to apply against indebtedness owed to the corporation in accordance with the first sentence of Article XXIV, Section 3, of these By-laws.

   SECTION 5. The aforesaid written notices of allocation shall be redeemable by the corporation in cash at the discretion of the Board of Directors and/or in accordance with the restated Certificate of Incorporation of the corporation and these By-laws. As security for the payment to the corporation of any indebtedness owing at any time to the corporation by any retail hardware dealer having membership in the corporation or by any retail hardware dealer who has subscribed for the 1 share of Class A stock of the corporation which is required to be owned in order to become a member of the corporation, the corporation shall have a first lien upon any written notice of allocation held by any such dealer (including all retail hardware stores treated as being part of a group constituting one "member" or "dealer"). The interest of each holder of any written notice of allocation in and to the same shall at all times be deemed to be offset by the amount of any indebtedness payable to the corporation by such holder.

   SECTION 6. Notwithstanding any other provision of these By-laws, and in accordance with the policy heretofore established by the corporation in the Amendment to its By-laws adding Section 6 to Article XXIV thereof by the resolution adopted by the Board of Directors on April 24, 1974, commencing with respect to purchases of merchandise made from the corporation after May 31, 1974 the corporation shall also make distributions on a patronage basis to those of its dealers who have franchise or membership agreements with the corporation and who have executed unrevoked and unexpired written consents of the type referred to in Section 1388 (c)(2) (A) of the U. S. Internal Revenue Code to include in their gross income all patronage dividends

                                    A-20


distributed to them in the form of written notices of allocation (as defined in Section 1388 of the U.S. Internal Revenue Code), even though such dealers do not then own any shares of any class of the capital stock of the corporation. Such patronage dividend distributions shall be made to such dealers in a manner taking into account the amount of business done by the corporation with each of them during the periods with respect to which said written consents are effective for each of them and shall consist of all the net savings and overcharges effected by or resulting from the business done by the corporation with such dealers which remain after paying all of the operating and administration expenses and interest on indebtedness of the corporation allocable to such business and after the setting aside by the Board of Directors of such reasonable reserves as they shall determine from time to time to be appropriate for the purpose of insuring the safety and welfare of the corporation and for the purpose of providing for the expectancy of any losses or contingencies. Each such written consent shall provide that it may be revoked at any time by the dealer, effective with respect to business done by the corporation with such dealer after the close of the taxable year of this corporation during which the revocation is filed with it. Each such written consent shall cease to be effective with respect to all business done by this corporation with any dealer who has furnished such a written consent to this corporation immediately upon said dealer's becoming an owner of a share of Class A stock of this corporation, as of which date such consent shall expire and such dealer shall be deemed to hold a "membership" in this corporation so that the provisions of this Article XXIV which are applicable to the distribution of patronage dividends to its members then become effective with respect to such dealer. Unless the same shall have been revoked or otherwise terminated, any such consent which has theretofore been executed by a dealer shall in any event be deemed to have expired and been rendered ineffective at the end of one hundred twenty (120) days following the later of (a) the date as of which an initial Registration Statement and Prospectus with respect to an offer to sell shares of the capital stock of the corporation (including shares of its Class A stock) to its dealers have become effective under the U.S. Securities Act of 1933, or
(b) the date as of which such Prospectus can be used under the securities law of any state in which state registration of such stock is required. No such dealer shall be eligible to receive distributions of patronage dividends from the corporation with respect to business done by the corporation with such dealer after the expiration of such 120-day period unless such dealer either has become a member of the corporation by owning a share of its Class A stock (in which case such dealer shall thereupon be entitled to patronage dividends as provided for in Section 2 of this Article XXIV) or has executed a subscription agreement for the purchase of shares of capital stock of the corporation (including one (1) share of its Class A stock) which has been accepted by the corporation. There shall be incorporated in all such subscription agreements which include a subscription for a share of the Class A stock of the corporation a provision whereby the subscribing dealer consents to include in his gross income all patronage dividends distributed to such dealer in the form of written notices of allocation (as defined in Section 1388 of the U.S. Internal Revenue Code), and any dealer who has executed such a subscription agreement but who is not entitled to become the owner of a share of Class A stock of this corporation until he has completed payment of the purchase price for such share in accordance with such subscription agreement shall be entitled to receive patronage dividends pursuant to this Section 6 during the period for which he makes payments on account of such purchase price as required by the subscription agreement.
Upon the completion of such payments and the issuance of such share of stock to him, such dealer shall then be entitled to receive patronage dividends pursuant to Section 2 of this Article XXIV. In no event shall less than twenty per cent (20%) of the total patronage dividend distributions made each year to any dealer who is entitled to receive such distributions pursuant to this Section 6 be distributed in cash. Any amount in excess of said twenty per cent (20%) minimum portion of the patronage dividends otherwise distributable to a dealer under this Section 6 may first be applied by the corporation to the payment of any indebtedness owed to the corporation by such dealer in the same manner as set forth in Section 3 of this Article XXIV. Any patronage dividends distributed in the form of written notices of allocation pursuant to this Section 6 shall be subject to all of the provisions with respect to distributions made in the form of written notices of allocation which are set forth in Section 5 of this Article XXIV.

   SECTION 7. Notwithstanding any of the foregoing provisions, the portion of any patronage dividends which would otherwise be distributable in cash under any provision of this Article XXIV to a retail hardware dealer with respect

                                    A-21


to a retail hardware store having a franchise or membership agreement with this corporation which has been cancelled or terminated at any time subsequent to the date of the annual meeting of stockholders to be held on the third Monday of May in 1980 by any means or for any reason whatsoever prior to the time of distribution of such patronage dividends shall be applied by the corporation to the payment of any indebtedness owed to the corporation by or on behalf of such store to the extent of such indebtedness instead of being distributed in cash, provided, however, that an amount equal to 20% of the total patronage dividends distributable for the applicable year to any such dealer with respect to such store shall nevertheless be paid in cash within 8 months following the close of such year if a timely written request for the payment of such amount in cash is submitted to the corporation by the dealer. However, in all events no less than 30% of the total annual patronage dividends distributable to a retail hardware dealer with respect to a retail business outlet pursuant to any provision of these By-laws shall be paid in cash if the retail business outlet is located in a jurisdiction as to which the 30% income tax withholding provisions of Section 1441 or Section 1442 of the U.S. Internal Revenue Code are applicable.

   SECTION 8. Effective with respect to business done by them with this corporation after December 31, 1982, each retail hardware dealer having membership in this corporation on that date and each retail hardware dealer who is a subscriber on that date or who becomes a subscriber after that date for the 1 share of Class A stock of this corporation which is required to be owned in order to become a member of this corporation shall, solely by such dealer's act of commencing or continuing to do business with this corporation after said date, be deemed to have authorized and directed that, notwithstanding any other provision of this Article XXIV of these By-laws, the distributions to be made on a patronage basis as provided for in Section 2 and Section 6 of this Article XXIV shall be made in a manner taking into account the quantity or value of business done with each dealer by each separate division of the corporation as shall be established on the books of the corporation with respect to its operations and/or the quantity or value of business done by the corporation or each such division of the corporation with each of its dealers with respect to each category of sales as shall be established on the books of the corporation. Each such dealer shall further thereby be deemed to have authorized and directed that, in any taxable year of this corporation during which it incurs a loss in connection with the operations of any such division or in connection with any such category of sales, (i) a proportionate share of such loss shall be deducted from the net earnings of the corporation on the business done during such year by each of its other divisions or with respect to each of its other sales categories with its dealers and (ii) the amount of patronage dividends which the corporation would otherwise be obligated to distribute to its dealers in connection with their purchases from each such other division of the corporation or in connection with each of the other sales categories established by the corporation (as the case may be) shall be reduced by such proportionate share of said loss. For the foregoing purposes the proportionate share of any such loss in connection with the operations of any such division of the corporation or in connection with any such category of sales which shall be deducted from the net earnings realized by it with respect to business done by each other division of the corporation or with respect to each of the other sales categories established by the corporation shall be determined by multiplying the total amount of such loss by a fraction having as its numerator the net earnings which would otherwise be distributable as patronage dividends in connection with the business done with its members by denominator the total of the net earnings which would otherwise be distributable as patronage dividends in connection with the business done with its members by all such divisions of this corporation and/or all such sales categories.


                                    A-22



                                  ARTICLE XXV
                   ESTABLISHMENT OF ACE HARDWARE CORPORATION
                DEALERSHIPS AND INTERNATIONAL DISTRIBUTORSHIPS

   SECTION 1. Except as provided in Article XXV, Section 3 hereof, no person, partnership or corporation shall be authorized or permitted to use the name "Ace Hardware" or any trademark or trade name including the word "Ace" in conjunction with the sale of hardware or related merchandise, to display any identification sign or emblem indicating that said person, partnership or corporation is an authorized Ace Hardware dealer, or to purchase merchandise (including items carried under the Ace brand name) from Ace Hardware Corporation unless such person, partnership or corporation has first been accepted by Ace Hardware Corporation as a duly licensed or franchised dealer and has executed the membership or similar agreement then utilized by Ace Hardware Corporation for the establishment of such a dealer relationship and has otherwise complied with the usual requirements of Ace Hardware Corporation with respect thereto. Any such agreement may contain such reasonable provisions with respect to the termination thereof as shall be legally permitted by the laws of the United States of America and by the laws of the state or other jurisdiction in which the business of the dealer is located.

   SECTION 2. In order for any person, partnership or corporation to be accepted by Ace Hardware Corporation as a licensed dealer, such person, partnership or corporation shall also be required to purchase the necessary number of shares of capital stock of the corporation as required by Article Fourth (c) and Article Fourth (e) of the restated Certificate of Incorporation of Ace Hardware Corporation filed with the Secretary of State of Delaware on September 18, 1974. Accordingly, each such person, partnership or corporation shall, concurrently with the execution by such person, partnership or corporation of the Ace Dealer Membership Agreement then utilized by the corporation, also agree in writing to purchase one (1) share of Class A stock of the corporation at a price equal to the par value thereof of $1,000 per share, and forty (40) shares of Class C stock of the corporation at a price equal to the par value thereof of $100 per share or, when the store which is licensed under such Membership Agreement is not the first store owned or controlled by said person, partnership or corporation which has become accepted by Ace Hardware Corporation as a licensed dealer, to purchase fifty
(50) shares of Class C stock at a price equal to the par value thereof of $100 per share. The terms of payment with respect to any shares of capital stock of the corporation purchased by any such person, partnership or corporation shall be as set forth in such resolution as shall be adopted from time to time by the Board of Directors of the corporation for the purpose of establishing such terms of payment.

   SECTION 3. In the case of a person, partnership or corporation operating one or more business outlets located outside the United States of America, its territories and possessions, Ace Hardware Corporation may approve the sale of merchandise for delivery to such an outlet under the terms of an international distributor agreement entered into with it by such party in lieu of the membership or similar agreement utilized with respect to business outlets by parties who are accepted by Ace Hardware Corporation as licensed or franchised dealers. No party approved as an international distributor shall be entitled to purchase or own any shares of the capital stock of Ace Hardware Corporation, nor shall any patronage dividends be paid on account of any purchases made from Ace Hardware Corporation by international distributors. Purchases of merchandise by international distributors shall be made in accordance with the applicable terms of the international distributor agreement and such other terms as may be imposed by Ace Hardware Corporation from time to time with regard to particular international distributors. Such purchases may include items carried under "Ace" or "Ace Hardware" brand names or under other private label names owned by, or licensed to, Ace Hardware Corporation only with the express written consent of an executive officer whom its President has vested with authority to grant such consents. No international distributor shall have authority or be permitted to use names "Ace" or "Ace Hardware" or any other trade name, trademark or service mark owned or registered by, or licensed to, Ace
Hardware Corporation in the United States of America or elsewhere (including any translations of any of said names or marks) unless a separate written license agreement granting such distributor the right to such use is entered into between it and Ace Hardware Corporation. All of the terms and conditions

                                    A-23


contained in international distributor or license agreements or imposed upon international distributors (including, but not limited to, those dealing with territorial rights, duration, and service, handling, or license fees or charges, as well as any terms which vary among particular international distributors) shall be established solely by the executive officer or officers of Ace Hardware Corporation vested with such authority by its President, provided, however, that no international distributor shall be granted any exclusive area or territorial rights without the prior approval of the Board of Directors or a committee of the Board to which the Board has delegated the authority to approve the granting of such rights. In establishing such terms, consideration shall be given to the relevant business circumstances, including, but not limited to, specific legal requirements and various costs associated with serving an international distributor in a particular location.

   SECTION 4. Each person, partnership or corporation accepted by Ace Hardware Corporation as a duly licensed dealer or international distributor shall, by virtue of such acceptance, be deemed to have agreed to assume liability for and indemnify Ace Hardware Corporation and hold it harmless from and against any and all claims which may be asserted against it and from any losses sustained by it (including attorneys' fees and expenses incurred by it in defending such claims or in attempting to avoid or mitigate such losses) in connection with or resulting from billings by suppliers of merchandise purchased by or at the request of such dealer or distributor from or through Ace Hardware Corporation in cases where such merchandise is not to be supplied from the corporation's own inventories.


                                  ARTICLE XXVI

                     BY-LAWS TO CONSTITUTE BINDING CONTRACT

   SECTION 1. These By-laws, as amended from time to time, shall constitute a binding legal contract between Ace Hardware Corporation and its stockholders, and shall be legally binding on all stockholders of Ace Hardware Corporation and the successors, heirs, executors, administrators, assigns and personal representatives of such stockholders.

   SECTION 2. The purchase of shares of any class of stock of this corporation and the issuance thereof to any stockholder shall constitute and be equivalent to a consent of the part of the stockholder to whom said shares are issued to be bound by these By-laws, as amended from time to time, and an agreement on such stockholder's part to be bound thereby.

   SECTION 3. The invalidity of any portion of these By-laws, as amended from time to time, shall in no way affect any other portion of the By-laws which can be given effect without such invalidated part, and the remaining portions of the By-laws shall continue to constitute a legally binding contract between this corporation and its stockholders.



                                    A-24







                                      No dealer, salesman, or any other person
                                   has been authorized by the Company to give
    ACE HARDWARE CORPORATION       any information or make any representations
                                   in connection with the offering described
                                   herein.  This Prospectus does not constitute
                                   an offer to sell, or a solicitation of an
     2,126 Shares of Class A       offer to buy, to any person in any state in
         (Voting) Stock            which it is unlawful to make such
        $1,000 par value           solicitation.  The delivery of this
                                   Prospectus at any time does not imply that there has been no change in the affairs of the Company subsequent to its date of issue.

    92,750 Shares of Class C          In Florida the securities covered by this
       (Non-voting) Stock          Prospectus are being offered pursuant to a
         $100 par value            limited offering exemption which extends to
                                   Florida purchasers the privilege of electing to void their purchases within 3 days after making any payment on account of the purchase price.




                                                 TABLE OF CONTENTS
                                   Item               Page

                                   Available Information                    2
                                   Reports to Security Holders              2
                                   Factors to be Considered                 2
                                   Summary                                  3
                                   Use of Proceeds                          6
         PROSPECTUS                Distribution Plan and Offering Terms     7
                                   Description of Capital Stock             9
                                   Opinions of Experts                     14
                                   The Company's Business                  14
                                   Properties                              29
                                   Index to Financial Statements           31
                                   Independent Auditors' Report            32
                                   Financial Statements                    33
                                   Selected Financial Data                 46
    Dated:          ,1995          Management's Discussion and Analysis of
                                     Financial Condition and Results of
                                     Operations                            47
                                   Management                              49
                                   Indemnification Obligations of Company
                                     and S.E.C. Position on Securities
                                     Act Indemnification                   50
                                   Appendix A--By-laws of Ace Hardware
                                     Corporation                          A-1


Item 16. Exhibits and Financial Statement Schedules.

   (a) Exhibits:

       Exhibit
         No.
        1          No exhibit.

        2          No exhibit.

        3          Not applicable.

        4-A Restated Certificate of Incorporation of the Registrant dated September 18, 1974 filed as Exhibit 3-A to the Registrant's Form S-1 Registration Statement (Registration No. 2-55860) on March 30, 1976 and incorporated herein by reference.

        4-B By-laws of the Registrant as amended on September 20, 1994 (included as Appendix A to the Prospectus constituting a part of this Pre-Effective Amendment No. 1 to the Registrant's Form S-2 Registration Statement).

        4-C Certificate of Amendment to the restated Certificate of Incorporation of the Registrant dated May 19, 1976 filed as Exhibit 3-D to Amendment No. 1 to the Registrant's Form S-1 Registration Statement (Registration No. 2-55860) on June 10, 1976 and incorporated herein by reference.

        4-D Certificate of Amendment to the restated Certificate of Incorporation of the Registrant dated May 21, 1979 filed as Exhibit 3-F to Amendment No. 1 to the Registrant's Form S-1 Registration Statement (Registration No. 2-63880) on May 23, 1979 and incorporated herein by reference.

        4-E Certificate of Amendment to the restated Certificate of Incorporation of the Registrant dated June 7, 1982 filed as Exhibit 3-G to the Registrant's Form S-1 Registration Statement (Registration No. 2-82460) on March 16, 1983 and incorporated herein by reference.

        4-F Certificate of Amendment to the restated Certificate of Incorporation of the Registrant dated June 5, 1987 filed as Exhibit 3-F to the Registrant's Form S-1 Registration Statement (Registration No. 33-4299) on March 29, 1988 and incorporated by reference.

        4-G Certificate of Amendment to the Restated Certificate of Incorporation of the Registrant dated June 16, 1989 filed as Exhibit 4-G to the Post-Effective Amendment No. 1 to the Registrant's Form S-2 Registration Statement (Regis-tration No. 33-27790) on March 20, 1990 and incorporated herein by reference.

        4-H Specimen copy of Class B stock certificate as revised as of November, 1984, filed as Exhibit 4-A to Post-Effective Amendment No. 2 to the Registrant's Form S-1 Registration Statement (Registration No. 2-82460) on March 15, 1985 and incorporated herein by reference.

        4-I Specimen copy of Patronage Refund Certificate as revised in 1988 filed as Exhibit 4-B to Post-Effective Amendment No. 2 to the Registrant's Form S-1 Registration Statement (Registration No. 33-4299) on March 29, 1988 and incorporated herein by reference.

                                    S-1


       Exhibit
         No.


        4-J Specimen copy of Class A stock certificate as revised in 1987 filed as Exhibit 4-C to Post-Effective Amendment
                   No. 2 to the Registrant's Form S-1 Registration Statement (Registration No. 33-4299) on March 29, 1988 and incorporated herein by reference.

        4-K        Specimen copy of Class C stock certificate filed as
                   Exhibit 4-I to the Registrant's Form S-1 Registration Statement (Registration No. 2-82460) on March 16, 1983 and incorporated herein by reference.

        4-L Copy of current standard form of Subscription for Capital Stock Agreement to be used for dealers to subscribe for shares of the Registrant's stock in conjunction with new membership agreements submitted to the Registrant filed as
                   Exhibit 4-L to Post-Effective Amendment No. 2 to the Registrant's Form S-2 Registration Statement (Registration No. 33-46449) on March 23, 1994 and incorporated herein by reference.

        4-M Copy of plan for the distribution of patronage dividends with respect to purchases of merchandise made from the Registrant on and after January 1, 1995, adopted by the Board of Directors of the Registrant on July 26, 1994 (the text of which plan is set forth under the heading "The Company's Business," subheading "Forms of Patronage Dividend Distributions" in the Prospectus constituting a part of this Pre-Effective Amendment No. 1 to the Registrant's Form S-2 Registration Statement).

        4-N Copy of plan for the distribution of patronage dividends with respect to purchases of merchandise made from the Registrant on or after January 1, 1993 through December 31, 1994 adopted by the Board of Directors of the Registrant on December 8, 1992, (the text of which plan is set forth under the heading "The Company's Business," subheading "Forms of Patronage Dividend Distributions" in the Prospectus constituting a part of this Pre-Effective Amendment No. 1 to the Registrant's Form S-2
                   Registration Statement).


        5 Opinion of David W. League, Vice President, General Counsel of the Registrant, as to legality of securities being registered, filed as Exhibit 5 to the Pre-effective Amendment No. 3 to the Registrant's Form S-2 Registration Statement.


        6          No exhibit.

        7 Opinion of Messrs. Gatenbey, Law & League filed as Exhibit 7 to the Registrant's Form S-1 Registration Statement (Registration No. 2-82460) on March 16, 1983 and incorporated herein by reference.


        8          Exhibit 5 addresses tax matters as required in Exhibit 8;
                   the opinions of David W. League, Vice-President, General Counsel of the Registrant, as to certain tax matters are also set forth in statements attributed to him under the subheading "Federal Income Tax Status of Class A and Class C Shares" and subheading "Federal Income Tax Treatment of Patronage Dividends" in the Prospectus constituting a part of the Pre-Effective Amendment No. 3 to the Registrant's Form S-2 Registration Statement.


        9          Not applicable.

        10-A Copy of Retirement Benefits Replacement Plan of the Registrant, restated as of January 1, 1989 filed as
                   Exhibit 10- A to Post-Effective Amendment No. 2 to the Registrant's Form S-2 Registration Statement (Registration No. 33-46449) on March 23, 1994 and incorporated herein by reference.

                                    S-2

       Exhibit
         No.



        10-B Copy of resolutions amending the 1990 Incentive Plans for Executives and establishing the Executive Supplement Benefit Plans of the Registrant adopted by its Board of Directors on December 11, 1990, filed as exhibit 10-G to Post-Effective Amendment No. 2 to the Registrant's Form S-2 Registration Statement (Registration No. 33-27790) on March 20, 1991 and incorporated herein by reference.

        10-C Copy of Amendment to the Executive Supplemental Benefits Plan of the Registrant adopted by its Board of Directors on July 30, 1991 filed as Exhibit 10-E to the Registrant's Form S-2 Registration Statement (Registration No. 33-46449) on March 23, 1992 and incorporated herein by reference.

        10-D Copy of amendment to the Executive Supplemental Benefits Plan of the Registrant adopted by its Board of Directors on December 9, 1991 filed as Exhibit 10-F to the Registrant's Form S-2 Registration Statement (Registration No. 33-46449) on March 23, 1992 and incorporated herein by reference.

        10-E Copy of the "Ace Hardware Corporation Officer's (sic) Incentive Compensation Plan" as amended and restated effective January 1, 1994 filed as Exhibit 10-G to Post-Effective Amendment No. 2 to the Registrant's Form S-2 Registration Statement (Registration No. 33-46449) on March 23, 1994 and incorporated herein by reference.

        10-F Copy of Employment Agreement dated October 4, 1994 between Ace Hardware Corporation and Paul Ingevaldson filed as Exhibit 10-F to the Registrant's Form S-2 Registration Statement on March 23, 1995 and incorporated herein by reference.

        10-G Copy of Employment Agreement dated October 4, 1994 between Ace Hardware Corporation and David F. Hodnik filed as
                   Exhibit 10-G to the Registrant's Form S-2 Registration Statement on March 23, 1995 and incorporated herein by reference.

        10-H Copy of Employment Agreement dated October 12, 1994 between Ace Hardware Corporation and William A. Loftus filed as Exhibit 10-H to the Registrant's Form S-2 Registration Statement on March 23, 1995 and incorporated herein by reference.

        10-I Copy of Employment Agreement effective January 1, 1993 between Ace Hardware Corporation and Roger E. Peterson filed as Exhibit 10-K to the Post-Effective Amendment
                   No. 1 to the Registrant's Form S-2 Registration Statement (Registration No. 33-46449) on March 22, 1993 and incorporated herein by reference.

        10-J Copy of Employment Agreement effective January 1, 1993 between Ace Hardware Corporation and Paul Ingevaldson filed as Exhibit 10-I to the Post-Effective Amendment
                   No. 1 to the Registrant's Form S-2 Registration Statement (Registration No. 33-464489) on March 22, 1993 and incorporated herein by reference.

        10-K Copy of Employment Agreement effective January 1, 1993 between Ace Hardware Corporation and David F. Hodnik filed as Exhibit 10-J to the Post-Effective Amendment No. 1 to the Registrant's Form S-2 Registration Statement (Registration No. 33-46449) on March 22, 1993 and incorporated herein by reference.

        10-L Copy of Employment Agreement effective January 1, 1993 between Ace Hardware Corporation and William A. Loftus filed as Exhibit 10-L to the Post-Effective Amendment No. 1 to the Registrant's Form S-2 Registration Statement (Registration No. 33-46449) on March 22, 1993 and incorporated herein by reference.

                                    S-3

       Exhibit
         No.


        10-M Copy of Loan Agreement with Anne Arundel County, Maryland dated December 1, 1981 securing 15-year floating rate industrial development revenue bonds in the principal sum of $9 million held by The Northern Trust Company, Chicago, Illinois, for itself and other participating lenders filed as Exhibit 10-A-k to Post-Effective Amendment No. 3 to the Registrant's Form S-1 Registration Statement (Registration No. 2-63880) on March 9, 1982 and incorporated herein by reference.

        10-N Copy of Note Purchase and Private Shelf Agreement with The Prudential Insurance Company of America dated September
                   27, 1991 securing 8.74% Senior Series A Notes in the principal sum of $20,000,000 with a maturity date of July 1, 2003 filed as Exhibit 10-A-q to the Registrant's Form S-2 Registration Statement (Registration No. 33-46449) on March 23, 1992 and incorporated herein by reference.

        10-O Copy of Standard Form of Ace Hardware International Retail Merchant Agreement adopted in 1990, filed as Exhibit 10-A-q to Post-Effective Amendment No. 2 to the Registrant's Form S-2 Registration Statement (Registration No. 33-27790) on March 20, 1991 and incorporated herein by reference.


        10-P Copy of Current Standard Form of Ace Hardware Membership Agreement filed as Exhibit 10-P to the Pre-Effective Amendment No. 2 to the Registrant's Form S-2 Registration Statement on April 26, 1995 and incorporated herein by reference.


        10-Q Copy of 6.89% Senior Series B notes in the aggregate principal sum of $20,000,000 issued July 29, 1992 with a maturity date of January 1, 2000 pursuant to Note Purchase and Private Shelf Agreement with the Prudential Insurance Company of America dated September 27, 1991 filed as
                   Exhibit 10-Q to Post-Effective Amendment No. 2 to the Registrant's Form S-2 Registration Statement (Registration No. 33-46449) on March 23, 1994 and incorporated herein by reference.


        10-R Copy of 6.47% Senior Series A notes in the aggregate principal sum of $30,000,000 issued September 22, 1993 with a maturity date of June 22, 2008, and $20,000,000 Private Shelf Facility, pursuant to Note Purchase and Private Shelf Agreement with the Prudential Insurance Company of America dated as of September 22, 1993 filed as Exhibit 10-R to Post-Effective Amendment No. 2 to the Registrant's Form S-2 Registration Statement (Registration No. 33-46449) on March 23, 1994 and incorporated herein by reference.

        10-S Assignment and Assumption dated October 22, 1992 of Lease dated August 31, 1992 with MTI Vacations, Inc. filed as
                   Exhibit 10-A-s to the Post-Effective Amendment No. 1 to the Registrant's Form S-2 Registration Statement (Registration No. 33-46449) on March 22, 1993 and incorporated herein by reference.

        10-T Copy of Amendment to the Executive Supplemental Benefit Plans of the Registrant adopted by its Board of Directors on March 17, 1992 filed as Exhibit 10-A-t to the Post-Effective Amendment No. 1 to the Registrant's Form S-2 Registration Statement (Registration No. 33-46449) on March 22, 1993 and incorporated herein by reference.

        10-U Copy of Lease dated September 30, 1992 for general offices of the Registrant in Oak Brook, Illinois filed as Exhibit 10-A-u to the Post-Effective Amendment No. 1 to the Registrant's Form S-2 Registration Statement (Registration No. 33-46449) on March 22, 1993 and incorporated herein by reference.

                                    S-4


       Exhibit
         No.


        10-V Copy of Fourth Amendment to Executive Supplemental Benefit Plans effective January 1, 1994 filed as Exhibit 10-V to Post-Effective Amendment No. 2 to the Registrant's Form S-2 Registration Statement (Registration No. 33-46449) on March 23, 1994 and incorporated herein by reference.

        10-W Copy of Ace Hardware Corporation Deferred Director Fee Plan as amended on June 8, 1993 filed as Exhibit 10-W to Post-Effective Amendment No. 2 to the Registrant's Form S-2 Registration Statement (Registration No. 33-46449) on March 23, 1994 and incorporated herein by reference.

        10-X Copy of Ace Hardware Corporation Deferred Compensation Plan effective January 1, 1994 filed as Exhibit 10-X to Post-Effective Amendment No. 2 to the Registrant's Form S-2 Registration Statement (Registration No. 33-46449) on March 23, 1994 and incorporated herein by reference.

        10-Y Copy of Lease dated September 22, 1994 for bulk merchandise redistribution center of Registrant in Carol Stream, Illinois filed as Exhibit 10-Y to the Registrant's Form S-2 Registration Statement on March 23, 1995 and incorporated herein by reference.

        10-Z Copy of Lease dated May 4, 1994 for freight consolidation center of the Registrant in Chicago, Illinois filed as
                   Exhibit 10-Z to the Registrant's Form S-2 Registration Statement on March 23, 1995 and incorporated herein by reference.

        10-a-1 Copy of Long Term Incentive Compensation Deferral Option Plan of the Registrant effective January 1, 1995 adopted by its Board of Directors on December 6, 1994 filed as
                   Exhibit 10-a-1 to the Registrant's Form S-2 Registration Statement on March 23, 1995 and incorporated herein by reference.

        10-a-2 Copy of Director's Deferral Option Plan of the Registrant effective January 1, 1995 adopted by its Board of Directors on December 6, 1994 filed as Exhibit 10-a-2 to the Registrant's Form S-2 Registration Statement on March 23, 1995 and incorporated herein by reference.


        10-a-3 Copy of Employment Agreement dated March 22, 1994 between Ace Hardware Corporation and Fred J. Neer filed as Exhibit 10-a-3 to the Registrant's Form S-2 Registration
                   Statement on March 23, 1995 and incorporated herein by reference.

        10-a-4 Copy of Employment Agreement dated March 22, 1994 between Ace Hardware Corporation and Donald L. Schuman filed as
                   Exhibit 10-a-4 to the Registrant's Form S-2 Registration Statement on March 23, 1995 and incorporated herein by reference.

        10-a-5 Copy of Employment Agreement dated December 13, 1993 between Ace Hardware Corporation and David W. League filed as Exhibit 10-a-5 to the Registrant's Form S-2 Registration Statement on March 23, 1995 and incorporated herein by reference.

        10-a-6 Copy of Employment Agreement dated December 15, 1993 between Ace Hardware Corporation and David F. Myer filed as Exhibit 10-a-6 to the Registrant's Form S-2 Registration Statement on March 23, 1995 and incorporated herein by reference.


                                    S-5


       Exhibit
         No.

        10-a-7 Copy of Employment Agreement dated March 24, 1994 between Ace Hardware Corporation and Michael C. Bodzewski filed as Exhibit 10-a-7 to the Registrant's Form S-2 Registration Statement on March 23, 1995 and incorporated herein by reference.

        10-a-8 Copy of Employment Agreement dated December 15, 1993 between Ace Hardware Corporation and Rita D. Kahle filed as Exhibit 10-a-8 to the Registrant's Form S-2 Registration Statement on March 23, 1995 and incorporated herein by reference.

        10-a-9 Copy of Agreement dated January 6, 1995 between Ace Hardware Corporation and Roger E. Peterson filed as
                   Exhibit 10-a-9 to the Registrant's Form S-2 Registration Statement on March 23, 1995 and incorporated herein by reference.

        10-a-10 Copy of Ace Hardware Corporation Officer Incentive Plan for Fiscal Year 1994 filed as Exhibit 10-a-10 to the Registrant's Form S-2 Registration Statement on March 23, 1995 and incorporated herein by reference.

        11         No exhibit.

        12         No exhibit.

        13         Not applicable.

        14         Not applicable.

        15         No exhibit.

        16         Not applicable.

        17         Not applicable.

        18         Not applicable.

        19         Not applicable.

        20         Not applicable.

        21         Not applicable.

        22         Not applicable.


        23         (a) Auditors' Consent, Dated April 25, 1995 filed as
                   Exhibit 23(a) to the Pre-Effective Amendment No. 2 to the Registrant's Form S-2 Registration Statement on April 26, 1995 and incorporated herein by reference.


                   (b) Consent of Counsel, Legal Opinions-Exhibit 5 and
                   Exhibit 7 filed as Exhibit 23(b) to the Registrant's Form S-2 Registration Statement on March 23, 1995 and incorporated herein by reference.

        24 Powers of Attorney filed as Exhibit 24 to the Registrant's Form S-2 Registration Statement on March 23, 1995 and incorporated herein by reference.

        25         No exhibit.

        26         No exhibit.

        27         No exhibit.

        28         Not applicable.


                                    S-6


                                  SIGNATURES


   Pursuant to the requirements of the Securities Exchange Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on this Pre-Effective Amendment No. 3 to the Registrant Form S-2 Registration Statement and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Oak Brook, State of Illinois, on the 3rd day of May, 1995.


                                               ACE HARDWARE CORPORATION

                                               By
                                                   Richard E. Laskowski
                                           Chairman of the Board and Director



Pursuant to the requirements of the Securities Exchange Act of 1933, this Pre-effective Amendment No. 3 to the Registrant's Form S-2 Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.



           Signature           Title                                Date

     RICHARD E. LASKOWSKI      Chairman of the Board             May 3, 1995
     Richard E. Laskowski          and Director

     ROGER E. PETERSON         Chief Executive Officer           May 3, 1995
     Roger E. Peterson

     DAVID F. HODNIK           President and Chief               May 3, 1995
     David F. Hodnik            Operating Officer

     RITA D. KAHLE             Vice President-Finance            May 3, 1995
     Rita D. Kahle               (Principal Financial and
                                      Accounting Officer)

Jennifer C. Anderson,          Directors
Lawrence R. Bowman, Mark
Jeronimus, Howard J. Jung,
John E. Kingrey, Ray W.
Osborne, Don S. Williams,
Jon R. Weiss and
James R. Williams


*By       DAVID F. HODNIK
          David F. Hodnik



*By       RITA D. KAHLE
          Rita D. Kahle


       *Attorneys-in-fact
                                                                 May 3, 1995

                                    S-7



                          INDEX TO EXHIBITS FILED TO
                         THE PRE-EFFECTIVE AMENDMENT
                       NO.3 TO REGISTRATION STATEMENT
                    ON FORM S-2 OF ACE HARDWARE CORPORATION


       Exhibit
       Number                          Exhibit

         5 Opinion of David W. League, General Counsel of the Registrant as to the legality of securities being registered.

   The various exhibits incorporated by reference are listed in Item 16 of this Pre-Effective Amendment No. 3 to the Form S-2 Registration Statement of Ace Hardware Corporation.



                                    S-8